As confidentially submitted to the Securities and Exchange Commission on October 12, 2021
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BASIS GLOBAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	36-4476242 (I.R.S. Employer Identification Number)
11 E. Madison Street, 6th Floor
Chicago, IL 60602
(312) 423-1565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shawn Riegsecker
Chief Executive Officer
11 E. Madison Street, 6th Floor
Chicago, IL 60602
(312) 423-1565
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Mark Stevens, Esq. David K. Michaels, Esq. James D. Evans, Esq. Michael S. Pilo, Esq. Eli Curi, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Dave Peinsipp Rachel Proffitt Kristin VanderPas Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111 (415) 693 2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
If applicable, place an in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A common stock, par value $0.0001 per share	$	$
(1)Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 because they relate to a historical period that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED                          ,2021
         Shares
Class A Common Stock

This is the initial public offering of shares of Class A common stock of Basis Global Technologies, Inc.
We are offering                shares of our Class A common stock. Prior to this offering, there has been no public market for our shares of Class A common Stock. It is currently estimated that the initial public offering price per share will be between $           and $           . We intend to apply to list our Class A common stock on the               under the symbol “        .”

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately      % of the voting power of our outstanding capital stock immediately following the completion of this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates, holding approximately    % of the voting power of our outstanding capital stock immediately following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.
We are an emerging growth company under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 18.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
________________
(1)See “Underwriting” for additional disclosure regarding the estimated underwriting discounts and commissions and estimated offering expenses.
We have granted the underwriters the option for a period of 30 days to purchase up to              additional shares of our Class A common stock.
The underwriters expect to deliver the shares against payment in New York, New York on                      , 2022.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC	BofA Securities	RBC Capital Markets
                     , 2022

Through and including                   , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.
i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
Basis and Basis’s subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, TM and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these.
ii

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources, and on our knowledge of the market for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties such as eMarketer, Statista, App Annie, Digiday, IDC and Forrester Research, Inc. (“Forrester”), or other publicly available information, as well as other information based on our internal sources, and including the following reports that we commissioned:
•Report prepared by Forrester titled The Total Economic Impact of Centro Basis, published in June 2019; and
•Report prepared by Digiday titled State of the Industry: Taking the Pulse of the Digital Workforce, published in 2016.
iii

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Basis,” “the company,” “we,” “us” and “our” in this prospectus refer to Basis Global Technologies, Inc. and its consolidated subsidiaries.
BASIS GLOBAL TECHNOLOGIES, INC.
Overview
Basis Global Technologies is a leading provider of cloud-based workflow automation and business intelligence software for marketing and advertising functions within enterprises. Our internally-developed Software-as-a-Service (“SaaS”) platform is composed of a suite of integrated applications that automate manual operations, standardize business processes, and improve marketing and advertising performance. We provide customers a comprehensive selection of unique buying methods across all channels and devices, utilizing all major creative types and formats. Our software creates a single system of record, seamless team collaboration and actionable data-driven insights yielding material gains in productivity and increased profitability for our users.
Our platform is composed of the following key elements:
•Comprehensive workflow automation software that provides end-to-end functionality by connecting disparate third-party applications and streamlining disconnected workflows, including omni-channel activation, reporting, communication and collaboration, vendor management, data management, verification, measurement, contract and billing reconciliation, etc.
•Award-winning media buying execution platform that powers the planning, execution, and measurement of advertising campaigns for our customers. Our omni-channel platform is rich in capabilities spanning across desktop, mobile, connected television (“CTV”), linear TV, audio, search, and social media.
•Powerful artificial intelligence (“AI”) engine that optimizes marketing performance in real-time by ingesting more than 30 unique and non-personally identifiable parameters.
The media buying process is complex – often involving multiple stages, dozens of teams, and several third-party vendors to manage the end-to-end process. According to a 2016 Digiday report commissioned by us, approximately half of media professionals are switching between software platforms more than eleven times per day and approximately a quarter are switching between platforms more than 21 times per day. These factors create natural inefficiencies causing advertisers to seek solutions that provide an enhanced user experience and improve daily output. Our platform addresses this pent-up industry demand by serving as a centralized interface that connects all of the stages of media buying – from campaign planning, purchase execution, measurement, all the way through to contract and billing reconciliation. Our industry-recognized and AI-driven platform enables marketing enterprises to optimize paid marketing performance automatically thereby enhancing their return on ad spend.
Our broad base of customers ranges from mid-market advertising agencies and holding companies to Fortune 500 global brands. We have a diverse customer base spanning various industries and no significant customer concentration. In the past five years no individual customer represented more than 5% of our revenue. Our customers choose between our Managed Activation and Self-Service solutions, depending on specific needs. Through our Managed Activation business, our dedicated team of digital media experts utilize our comprehensive software platform to support our customers across the digital advertising life cycle, including campaign strategy and execution, data management, and industry-focused training and education. Our Self-Service offering includes our workflow automation software and media purchase execution capabilities, which is used directly by marketers and their advertising agencies to centralize the planning, buying, measurement, reporting and billing of advertising activities across programmatic and traditional channels.

Due to the mission critical nature of our offering, we enjoy best-in-class net dollar retention rates compared to publicly-traded enterprise software companies. Net dollar retention rates for our Self-Service business have increased from 96% as of December 2019 to 118% as of December 2020, on a trailing 12-month basis.
We believe there is significant market opportunity within the global digital advertising industry. eMarketer estimates that the market will expand from $378 billion in 2020 to approximately $700 billion by 2025, representing a 13% compounded annual growth rate. We believe that digital advertising will continue to capture an increased share of total media dollars in the future driven by a number of industry trends including digital media consumption habits, increased complexity, opportunity for intelligent process automation, rise of programmatic advertising, proliferation of mobile applications, growth in e-commerce, and increased regulatory and consumer privacy concern.
The momentum in our business has been led by the strength of our differentiated and scalable software platform. We offer our software platform under a SaaS business model that incorporates usage-based pricing and, to a lesser extent, seat-based licensing fees. For the fiscal years ended December 31, 2020 and December 31, 2019, our total revenues were $387.6 million and $384.0 million respectively. We define Revenue ex-TAC, a non-GAAP metric, as our revenue excluding traffic acquisition costs (“TAC”). For the fiscal year ended December 31, 2020, our Revenue ex-TAC was $159.3 million, representing an increase of 15.6% over our Revenue ex-TAC of $137.8 million for the fiscal year ended December 31, 2019 and our Revenue ex-TAC Profit Margins for the fiscal years ended December 31, 2020 and December 31, 2019 were 75% and 70%, respectively. We also believe that there is greater operating leverage to be realized as we continue to pursue our strategic initiatives.
We believe that our operational discipline and innovative technology foundation will allow us to continue to invest for growth in order to scale our company. See “Summary Historical and Pro Forma Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding our non-GAAP numbers and a reconciliation to the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”).
Our Industry
We believe the following factors play a significant role in shaping our ecosystem:
Increasing Complexity in the Digital Advertising Ecosystem
The complexity and challenges of executing and managing digital advertising campaigns has grown exponentially over the years. This has created undue strains and burdens on marketing organizations and teams leading to higher labor costs, increased workforce turnover, deteriorating unit economics, decreasing levels of customer service, lower efficacy of paid advertisements, reduced gross margins, and declining profitability. As new channels and formats are introduced, new supplemental and peripheral technologies and solutions are brought forth, creating a need for new skillsets, guidelines, rules, and standards for marketers to consider and implement.
•Continued Growth in Digital Media Consumption: The target audiences for marketers continue to allocate an increasing amount of their time and attention online for social, personal, business, and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated adoption of online activities that were previously conducted offline.
•Growth of Point Solutions: Today, marketers must have a well-rounded and sophisticated approach to their digital marketing endeavors which is guided by a wide range of influencing factors including advertising & promotion, content & audience experience, creative displays across diverse social & mobile platforms, commerce & sales, data capture & management, and operations. Marketers need to cobble together a significant number of disparate, point solutions to effectively buy and optimize across the broad spectrum of media outlets each having their own unique specifications and pricing methodologies which need to be tracked and accounted for. Marketers are typically dealing with over 8,000 distinct point-solutions that feed into the broader advertising ecosystem today, significantly up from under 2,000 point-solutions in 2015. According to a 2016 Digiday report commissioned by us, approximately half of media professionals are switching between software platforms more than eleven times per day and approximately a quarter are switching between platforms more than 21 times per day. These various stages and people involved create natural inefficiencies causing advertisers to seek solutions that improve daily output.
Opportunity for Intelligent Process Automation
Brands, agencies and publishers continue to feel the pressure to become more strategic, creative, and innovative in order to capture consumer attention through paid media. Given the increasingly intense complexity, the digital advertising buying industry is keen for further automation to drive productivity and campaign performance, particularly as new technologies and solutions are introduced and become prominent within the industry.
•Complexity Creates Need for Automation: Marketers face the challenge of identifying and vetting point-solutions across multiple dimensions, including but not limited to whether a point solution: solves for the primary business need; replaces or enhances existing software solutions; is interoperable with existing software and systems; protects proprietary data; creates duplication in reporting results; and – finally – improves business results. This complexity creates the need for continual review and analysis, and forces increased investment, which impacts marketers’ bottom lines. We believe the only way through the crucible of industry complexity, disconnection, and fragmentation is through delivering comprehensive software solutions that consolidate media choices, creative executions, buying methods, pricing models, and disparate point-solution applications into a unified, intelligent enterprise-grade automation platform.
•Increasing Importance of Programmatic: Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an efficient and automated manner. Programmatic ad buyers and trading platforms benefit from consistent access to quality inventory and decisioning data to improve purchasing decisions and increase return on ad spend. Furthermore, advertisers value having a single, unified data source that they can leverage to help make real-time decisions on programmatic ad placements across all channels and formats. The movement of advertising from manual rate cards to programmatic and automated ad buying is akin to how the equities and commodities market have transitioned from paper transactions on trading floors to automated electronic trading.
Our Market Opportunity
We believe that we will continue to benefit from a confluence of growth trends impacting our ecosystem.
Continued Growth in Digital Advertising Spend. Fueled by the expansion of e-commerce and consumer-driven online activity, digital advertising continues to accelerate. According to eMarketer, global digital advertising spend was $378 billion in 2020 and is expected to grow to $700 billion by 2025 at a 13% compound annual growth rate. As agencies, brands, and publishers extend their audience reach through additional media and formats, digital advertising channels are expected to outpace growth of total global traditional media ad spend. The digital advertising market has also proven that it can remain resilient and grow during periods of economic weakness. For example, despite the effects of the COVID-19 pandemic, digital advertising spend grew 12% year-over-year in 2020, according to eMarketer. We believe the principal growth trends within the digital media advertising market are as follows:
•Increasing share of programmatic spend: Programmatic advertising continues to grow as the preferred transactional channel within digital media activation, with global programmatic advertising spend increasing from $134 billion in 2020 to $262 billion in 2025, representing a 14% compound annual growth rate, according to IDC. eMarketer predicts that by 2023, programmatic ad spending will represent 91% of US digital display ad spend. We believe that the programmatic segment will continue to gain market share within digital advertising due to the benefits it offers such as enhanced audience targeting, attribution, measurement, and improved customized campaign management workflow solutions.
•The rise of Connected TV : The TV industry is undergoing significant disruptions with CTV adoption increasing as a preferred method for streaming video content. As recently as 2018, linear TV ad spend had dominant market share compared to CTV in the U.S. Further, linear TV represented 94% of TV ad dollars, or $72.4 billion, compared to 6%, or $4.4 billion for CTV in 2018. According to eMarketer, in the coming years advertisers are expected to shift more ad dollars towards where consumers are spending the most time, shifting the balance away from linear TV and towards CTV. By 2025, CTV is expected reach $27.5 billion of ad spend in the U.S., a 25% compound annual growth rate from 2020, and will constitute 29.4% of TV ad spend dollars. Further innovation in CTV formats and monetizing beyond interstitial spots and breaks requires more sophisticated solutions and will continue to drive increase in demand.
•Proliferation of mobile devices: Smartphone users are increasingly relying on their devices to do more. The average U.S. user spending 4.1 hours per day on mobile devices in 2021, up from 3.9 hours in 2020, according to eMarketer. According to data from App Annie and eMarketer, over 218 billion apps were downloaded in 2020, up 7% from 2019. Further, the average smartphone user in the U.S. spends 79% of their time on mobile apps. As a result, the share of mobile advertising has grown to 75% of all global digital advertising spend in 2021, up from 73% in 2020, according to eMarketer.
•Unprecedented growth in Digital Commerce: Consumers spent $762.7 billion online with U.S. merchants in 2020, demonstrating an incredible 31.8% year over year growth, according to the U.S. Department of Commerce. To capture the growth opportunity arising from e-commerce activity, marketers are expected to spend $22.5 billion on advertising on e-commerce sites and apps in 2021, according to eMarketer. By the end of 2021, e-commerce channel advertising is estimated to represent 13.2% of US digital ad spend.
Heightened Demand for Intelligent Process Automation: According to a Statista report, the global Intelligent Process Automation market is forecasted to be a $20 billion market in 2021 and projected to grow to $34 billion in 2023, implying an annual growth rate of 30%. This includes spend related to robotic process automation, intelligent process automation, and artificial intelligence automation. These processes involve self-learning systems that improve through data mining, pattern recognition, and data analysis to make better decisions. As the digital advertising industry continues to evolve with next-generation mediums, formats, and channels, we believe there will be an increasing need to consolidate, streamline, and automate media purchasing processes.
Our Platform
We built our workflow automation software to serve as the core of our customers’ business operations. Our cloud-based applications and services support media and marketing professionals to effectively compete in an intensifying digital media landscape and operate with a holistic picture of their businesses.
Our workflow automation software is purpose-built to address the industry’s decades-old problem of disconnected tools and siloed teams. Our scalable technology platform, offering a modern and intuitive user experience, is designed to be the central operating system for the customers we serve. Our workflow automation software enables smoother interaction and collaboration through proprietary messaging tools and provides customers with enhanced ability to make data-driven business decisions using accurate data from a wide variety of sources, in real-time. We also bring to our customers significant domain expertise in the field of media buying, ranging from strategy to execution.
We designed our platform to enable brands, agencies, and publishers to build and operate a healthy, secure, efficient, and profitable advertising organization. Our workflow automation software has been built from the ground-up on a modern and highly adaptive foundation of state-of-the-art technology capabilities, drawing on our years of industry experience and continuous innovation with over $130 million invested in R&D personnel over the past 10 years.
Mission-Critical Enterprise Software that Customers Can Run Their Businesses On
Our software and services enable customers to address the evolving and resource-intensive complexities of managing their digital advertising operations. We empower our customers with a comprehensive set of tools and functionalities, including workflow automation, forecasting and reporting, to make informed decisions and optimally allocate resources throughout their organizations.

An independent Total Economic ImpactTM (“TEI”) study was conducted by Forrester in June 2019, commissioned by us, to assess the potential benefits enterprises may realize by deploying our workflow automation software. The study found that organizations included in the Forrester survey achieved cost efficiencies of 35% through automation and tool/process consolidation, and that new client wins and improved campaign delivery and performance tracking increased income by 12%. Furthermore, Forrester identified additional unquantifiable benefits in the form of increased employee skills and satisfaction and improved digital advertising campaigns and analytics.
Our Innovative, Comprehensive Software Allows Customers to Take Control of their Daily Workflows
By providing compelling benefits from increased efficiencies, we believe that our software platform becomes a critical part our customers’ daily operations. We offer our customers a wide range of differentiated capabilities, including but not limited to, the below:
End-to-End Process and Workflow Automation
The internal workflows for media buyers have traditionally been a highly cumbersome and manual process requiring multiple stages and complicated order processes. We offer an intuitive, easy-to-use platform that significantly reduces manual processes through intelligent process automation and assists users to efficiently perform a range of day-to-day activities including, creating and revising media plans, managing contract approvals, negotiating and executing planned campaigns, and granularly analyzing campaign performance.
Integrated, Omni-Channel, and Intelligent Demand Side Platform (“DSP”)
We believe that our proprietary media buying execution platform, built within our workflow automation software, is the fullest-featured programmatic buying technology in the industry. We have been named the #1 DSP according to G2, a global technology review service, for the last seventeen consecutive quarters as of September 2021.
Our media buying execution platform allows users to execute campaigns across all prominent channels and formats, including mobile, video, display, audio, CTV, native, search, and social, creating seamless and integrated experiences for their target audiences.
We allow media buyers to combine highly sophisticated targeting and predictive analytics capabilities with access to the industry’s leading ad exchanges. Our expansive offering provides access to over 25,000 audience segments from more than 30 different data providers, allowing flexible and intuitive inventory and data targeting options.
Users can generate better outcomes for their campaigns by leveraging our workflow automation software’s AI engine to automatically analyze data from dozens of campaign parameters to optimize towards desired campaign outcomes.
Remote Collaboration and Secure Cloud Storage
We seamlessly connect media and marketing teams whether they are working beside each other or in disparate locations. Throughout the COVID-19 pandemic, our cloud-based software supported our customers in maintaining business continuity while transitioning to a remote work paradigm.
Frictionless collaboration is facilitated by a secure and integrated message center within our workflow automation software. Our workflow automation software allows users to interact with their clients, vendors, and coworkers via a single application and serves as a centralized repository for all internal and external correspondence.
Our workflow automation software also offers secure, unlimited cloud storage for customers to store and share all their key assets, including campaign documents, creative assets, image files, and video advertisements.

Smart Vendor Relationship Management
We offer an extensive vendor information and contact directory that allows our customers the flexibility to access our pre-populated lists of media and advertising vendors or upload their own vendor information and contacts to our platform. Our curated list comes with a rich set of information on each vendor, including historical performance, inventory availability, cost estimates, vendor-supplied materials, contacts, past communications, and billing information. The ready access to a large and comprehensive vendor directory allows users to effortlessly compare pricing and forecast spend across vendors, automate vendor negotiations, and manage communications.
Our platform provides access to more than 8,000 vendors, making it one of the largest curated vendor directories in the industry.
Financial Contract and Billing Reconciliation
Our workflow automation software allows our customers to save time, money, and resources by streamlining billing and financial reconciliation processes. Our workflow automation software offers accurate, real-time reporting capabilities and is compatible with customers’ billing, enterprise resource planning (“ERP”) and financial systems, including advertising industry specific financial software platforms.
Our Platform Embraces Complexity Through Powerful Integrations
Integration with other enterprise applications is fundamental to the architecture of our workflow automation software. Our comprehensive and tightly integrated software platform delivers a broad range of capabilities that would otherwise require our customers to purchase or use multiple disparate point applications.
Customers and partners can create sophisticated integrations with our workflow automation software, in addition to out-of-the-box integrations already provided by our platform.
With over 100 third-party technology integrations and thousands of direct publisher connections, our workflow automation software is one of the most connected platforms in the media buying and advertising technology industry. Integrations to third-party applications and vendors span ad exchanges, audience data providers, ad servers, search and social platforms, identity solution providers, business intelligence tools, brand safety and contextual classification providers, campaign data providers, finance and ERP applications, fraud monitoring solution providers, and geography and placed-based data providers.
We Make Data Actionable
We empower our users to analyze their data to suit their needs by providing accurate, on-demand, real-time business analytics leveraging over 180 different data points about brands, vendors, and publishers.
Customers can track a wide range of indicators including workload metrics, campaign counts, and close ratios to support their media teams and drive greater productivity and performance throughout their operations.
Our customers have the ability to generate reports and gain insights from within our workflow automation software, without the need to install separate third-party analytics applications or having to download reports from disparate vendors, thereby increasing the speed and agility with which customers can manage their business.
We Deliver Our Services Through a Modern SaaS Platform
We offer our platform under a SaaS, business model that incorporates flexible, usage-based pricing based on volume purchased and, to a lesser extent, seat-based licensing fees. Our software can be rapidly deployed in a matter of weeks, allowing our customers to solve pressing business needs while working collaboratively with us to build new features and applications as industry needs evolve. Our software, which is accessed through a modern and intuitive web-based interface, enhances customer workflows and processes.

Our multi-tenant infrastructure is built for efficient implementation, easy onboarding, and continuous and seamless delivery of new features and updates. Our flexible architecture is scalable to accommodate the needs of mid-market customers to enterprise-level, global organizations.
We meet our customers wherever they are in their business journey, tailoring our solutions to their marketing capabilities and domain expertise. Our flexible solutions allow us to form trusted multi-year relationships as we work collaboratively with our customers on their journey to adopt our Self-Service software.
Our Competitive Strengths
We have a strong leadership position in the fragmented and complex advertising and marketing industry. We believe the following attributes and capabilities provide us with long term and sustainable competitive advantages.
Leading Intelligent Automation Platform with Powerful Functionality
We believe that our workflow automation software is one of the most comprehensive solutions in the industry that connects people, processes, and siloed applications through a single, tightly-integrated software platform. We offer productivity functionality that is interwoven with cutting-edge AI, machine learning, and automation capabilities that can streamline our customers’ entire media buying operation and improve their ability to make data-driven decisions. Our independent and agnostic platform supports a rich partner ecosystem of over 100 third-party technology integrations and thousands of direct publisher connections, thus strengthening our powerful value proposition to our customers.
Proven Measurable Customer ROI Resulting in Strong Customer Retention
We empower our customers to achieve operational excellence and boost profitability. In a June 2019 TEI study that we commissioned, Forrester quantified the benefits of using our platform for a composite organization developed based on selected customer interviews. The study found that for this composite group, our workflow automation software drove a 35% increase in efficiency through automation and tool/process consolidation over a wide range of activities and a 12% increase in income through new customer wins and improved campaign delivery and performance tracking. We believe that the magnitude and strategic value of our impact on customers is unparalleled in the industry.
The positive financial impact on our customers is demonstrated by superior retention rates. Net dollar retention rates for our Self-Service segment have increased from 92% as of August 2020 to 170% as of August 2021, on a trailing 12-month basis. Net dollar retention rates for Managed Activation have increased from 76% as of August 2020 to 122% as of August 2021, on a trailing 12-month basis.
Proprietary Data Algorithm and Insight
Throughout our history, we have built proprietary intelligence combining proprietary and third party data and developed a highly comprehensive media intelligence platform. During this time, we have sourced, aggregated, linked, cleansed and inferred information from a multitude of data sources, and tied billions of event-level detail including transaction, audience data, advertising campaign data together into a single longitudinal view of the entire media buying journey. We verify data accuracy from process initiation and carried through to process completion. Our data science team has continuously evolved and enhanced our A.I. and M.L. data engines based on data from dozens of targeting parameters and iterated in an effort to ensure optimal performance.
Flexible Deployment and Delivery Model
We meet our customers where they are at. We believe that our deep understanding of customer needs and focus on customer experience set us apart from our competition. Our software and services are tailored to address the varying degrees of resources, capabilities, and domain expertise our customers have to manage and optimize their digital media investments.
Customers choose between our Managed Activation and Self-Service solutions, depending on their unique needs. Through our Self-Service solution, we provide customers with direct access to our workflow automation software and empowers them to independently plan their media campaigns, perform programmatic buying, communicate and contract with vendors, monitor campaign performance, and much more. While our easy-to-use, self-serve software is the platform of choice for our customers with adequate in-house capabilities, many of our customers seek to fill their capability gaps and enjoy the benefits of our workflow automation software through our high-touch managed activation services offering. Our dedicated team of digital media experts leverage our workflow automation software to support clients across a range of functions, including campaign strategy and execution, data management, and industry-focused training and education.
Thus, our ability to flexibly meet the unique needs of a wide variety of customers reinforces our competitive moat.
Attractive Combination of Scale, Growth and Profitability
The momentum in our business is driven by the strength of our differentiated and scalable software platform. In fiscal year 2020, our revenue ex-TAC from our Self-Service business increased nearly 75% year over year. We believe that our track record of rapidly growing our business while also achieving profitability is a testament to our culture of operational discipline. Our Gross Margin in the fiscal year ending 2019 was 70% and grew to 75% as of the end of fiscal year 2020. We have been EBITDA positive for 11 of the past 12 fiscal years while scaling the company with limited outside investment and funding proprietary technology innovation through fiscally prudent organic and inorganic initiatives.
Visionary Founder-Led Management Team with Extensive Expertise
We have a highly experienced and tenured management team with extensive advertising and marketing industry domain knowledge, a track record of driving technological innovation, and significant operating expertise. Our senior leadership team has an average tenure of 10 years at the firm. We believe our management team is highly committed to further build upon our leadership in the industry and execute on our growth plan.
Growth Strategies
We believe that we are positioned to benefit from the continued shift towards digital advertising and the convergence of media across multiple channels. We believe these trends increase the importance of AI-enabled, omni-channel platforms that drive greater automation.
We intend to capitalize on this opportunity by pursuing the following growth strategies:
•Expand within our existing customer base: We consistently add new tools, features and components within our software platform to encourage our existing customers to increase their usage and allocate more of their ad spend to our platform. Many of our agency and brand customers that are currently supported by our managed activation services are increasingly adopting our self-serve solution, further embedding our product in our customers’ daily operations. As we continue to increase investments in data science, we expect our platform’s ad spend optimization benefits for our customers will increase, and in turn improve their reliance on our Artificial Intelligence capabilities.
•Attract new customers: We continue to expand our sales and marketing efforts to drive further awareness and consideration of our workflow automation software, and promote the advantages of managing holistic omni-channel digital advertising operations through our workflow automation software’s single user interface. We have experienced success in attracting larger customers to our platform and we intend to increase our average revenue per customer with larger client wins.
•Enter international markets: We believe that we are poised to widen our geographic reach by leveraging our differentiated product suite and continued investment in sales and marketing. We currently have operations across the United States, Canada, Argentina, and Mexico. We intend to establish strategically located satellite offices around the world to reach new customers globally.
•Enhance and extend our platform’s ecosystem connectivity: Our future investments will target developing platform features and capabilities in current and emerging growth areas and expansion of our omni-channel partnerships to further increase our value proposition. We intend to continue to invest in partnering with new and emerging third-party providers and supply side partners to provide comprehensive access to ad inventory and complementary solutions to our customers.
•Pursue mergers and acquisitions strategic to our vision: We aim to identify future complementary acquisitions that enhance our scale, products, and technology capabilities. We believe we have the leadership, domain expertise, and track record to successfully execute and integrate strategic acquisitions.
•Opportunity to extend automation to other facets of the enterprise: We believe we have unique expertise in identifying customer pain points and transforming their core operations by building highly sophisticated software. We believe that the core capabilities forming the bedrock of our software platform are industry agnostic and extensible to other use cases and business functions within the enterprise. We may choose to pursue new initiatives in the future that target new industry verticals and end-markets.
Summary Risk Factors
Our business is subject to numerous risks and uncertainties, including those described in the section titled “Risk Factors” immediately following the prospectus summary. These risks include, but are not limited to:
•Our success and revenue growth are dependent on retaining our existing customers, adding new customers and expanding our relationships with these customers. If existing and prospective customers do not expand their usage of our platform, or if we fail to attract new customers, our growth will suffer.
•Operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, operating results, and financial condition.
•We have a history of losses, anticipate increases in our operating expenses in the future, and may not sustain profitability. If we cannot sustain profitability, our business, financial condition, and operating results will be adversely affected.
•A significant breach of the confidentiality of the information we hold or of the security of our or our customers’, suppliers’, or other partners’ computer systems from cyber-attacks could be detrimental to our business, reputation, and operating results.
•Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our solutions without compensating us, thereby eroding our competitive advantages and harming our business.
•Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns and the COVID-19 pandemic, or other sustained adverse market events, can make it difficult to predict our revenue and could adversely affect our business, operating results, and financial condition
•If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed.
•We are subject to laws and regulations related to data privacy, data protection, information security, political advertising, and consumer protection across different markets where we conduct our business, including in the United States and Europe. Such laws, regulations, and industry requirements are constantly evolving and changing and are likely to remain uncertain for the foreseeable future. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, operating results, and financial operations.
•We are subject to long sales cycles, fee issues and payment-related risks and if our customers do not pay, or dispute their invoices, our business, operating results and financial condition may be adversely affected.

•Insiders have substantial control over us, including as a result of the dual class structure of our common stock, which could limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Corporate Information
We were incorporated as Integrent Incorporated in the State of Delaware on October 15, 2001. On August 26, 2013, we became Centro, Inc. and, on September 16, 2021, we changed our name from Centro, Inc. to Basis Global Technologies, Inc. Our principal executive offices are located at 11 E Madison St, 6th Floor, Chicago, IL 60602. Our telephone number is (312) 423-1565. Our website address is www.basis.net. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference. Unless otherwise indicated, the terms “Basis,” “we,” “us,” and “our” refer to Basis Global Technologies, Inc. and our consolidated subsidiaries.
This prospectus contains our trade names, trademarks, and service marks, including the Basis name and logo, and all product names. This prospectus also contains the trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (“SEC”), the investor relations page on our website, blog posts on our website, press releases, public conference calls, public webcasts, our Twitter feed and our LinkedIn page. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);
•an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•reduced disclosure about our executive compensation arrangements;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and
•extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date on which we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.
For risks related to our status as an emerging growth company, see the disclosure in the section titled “Risk Factors.”

THE OFFERING

Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $        , or approximately $           if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based upon the assumed initial public offering price of $          per share of Class A common stock, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for working capital and other general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. For a more complete description of our intended use of the proceeds from this offering, see the section of this prospectus titled “Use of Proceeds.”

Voting rights	Following the completion of this offering, shares of our Class A common stock will be entitled to one vote per share. Shares of our Class B common stock will be entitled to 10 votes per share. Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B common stock, (ii) fifteen years from the date of this prospectus, and (iii) the first date following the completion of this offering on which the number of shares of outstanding Class B common stock held by Shawn Riegsecker, our Chief Executive Officer, is less than 30% of the number of shares of Class B common stock held by Mr. Riegsecker as of the date of this prospectus. Holders of our outstanding Class B common stock will hold % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding % of the voting power in the aggregate. Collectively, our Class B common stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. For additional information, see the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Risk factors	See the section of this prospectus titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

Proposed trading symbol	“ ”
The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based upon         shares of our Class A common stock outstanding and         shares of our Class B common stock outstanding (after giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of                        shares of our                common stock immediately prior to the completion of this offering), in each case, as of September 30, 2021, and excludes:
•               shares of      common stock issuable upon the exercise of options to purchase shares of our        common stock that were outstanding as of September 30, 2021 under our 2011 Equity Incentive Plan (“2011 Plan”), with a weighted-average exercise price of $          per share;
•               shares of our        common stock issuable upon the exercise of options to purchase shares of our      common stock granted after September 30, 2021 under our 2011 Plan, with a weighted-average exercise price of $          per share;
•               restricted stock units (“RSU’s”) to be settled in               shares of our          common stock outstanding as of September 30, 2021 under our 2011 Plan;
•               RSU’s to be settled in                        shares of our          common stock granted after September 30, 2021 under our 2011 Plan;
•               shares of our     common stock reserved for future issuance under our equity compensation plans, consisting of:
•                shares of our          common stock to be reserved for future issuance under our 2022 Equity Incentive Plan (“2022 Plan”), which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part;
•                shares of our          common stock reserved for future issuance under our2011 Plan, which number of shares will be added to the shares of our          common stock to be reserved for future issuance under our 2022 Plan upon its effectiveness; and
•shares of our          common stock to be reserved for future issuance under our 2022 Employee Stock Purchase Plan (“ESPP”), which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part.
Our 2022 Plan and ESPP each provide for automatic annual increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares of our      common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
To the extent that any outstanding options to purchase our Class A common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.
Unless otherwise noted, the information in this prospectus reflects and assumes the following or gives effect to the following:
•the amendment to our currently in effect amended and restated certificate of incorporation in             to implement the two classes of common stock described in this prospectus, the Class B common stock and the Class A common stock to be offered and sold in this offering;

•the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as of September 30, 2021 into          shares of our Class A common stock which will occur upon the completion of this offering;
•no exercise of outstanding stock options or RSUs referred to above;
•the filing and effectiveness of our restated certificate of incorporation in Delaware and the effectiveness of our restated bylaws, each of which will occur upon the completion of this offering; and
•no exercise by the underwriters of their option to purchase up to an additional          shares of our Class A common stock in this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. The following selected consolidated financial data for the years ended December 31, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus.
The data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and the interim results are not necessarily indicative of results to be expected for the full year or any other period. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.
Consolidated Statements of Operations Data

	Years Ended December 31,
(in thousands)	2020	2019
Revenues:
Managed Activation	$343,597	$358,692
Self-Service	44,008	25,337
Total revenues	387,605	384,029
Costs of revenue	268,715	286,920
Gross profit	118,890	97,109
Operating expenses:
Sales and marketing	53,806	47,881
Technology and development	18,960	12,150
General and administrative	40,800	43,206
Total operating expenses	113,566	103,237
Operating income (loss)	5,324	(6,128)
Total other expense, net	(1,201)	(383)
Income (loss) before income taxes	4,123	(6,511)
Income tax expense	961	379
Net income (loss)	$3,162	$(6,890)
Consolidated Balance Sheet Data

As of September 30,
(in thousands)	Actual	Pro Forma (1)	Pro Forma, as Adjusted (2)(3)

Cash and cash equivalents
Accounts receivable, net
Total assets
Total liabilities
Redeemable convertible preferred stock
Total stockholders’ equity (deficit)
________________
(1)The pro forma column above reflects (i) the amendment to our currently in effect amended and restated certificate of incorporation to implement the two classes of common stock described in this prospectus, the Class B common stock and the Class A common stock, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of September 30, 2021 into             shares of our        common stock, and (iii) the filing and effectiveness of our restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering.
(2)The a pro forma as adjusted column gives effect to the adjustments (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of                shares of our Class A common stock in this offering, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and capitalization by $     million assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and expenses payable by us.
Consolidated Statement of Cash Flows Data

	Year Ended December 31,
(in thousands)	2020	2019
Net cash provided by operating activities	$20,575	$11,275
Net cash provided used in investing activities	(2,669)	(7,512)
Net cash provided by (used in) financing activities	1,176	(3,137)
Key Business Metrics and Non-GAAP Financial Measure
In addition to its financial results, Basis uses the following business metrics to evaluate its business, measure its performance, identify trends affecting its business, and make strategic decisions. The company uses Revenue ex-TAC, Revenue ex-TAC Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, as part of its overall assessment of performance. For additional information regarding these measures and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

	Year Ended December 31,
(dollars in thousands)	2020	2019
Number of Customers – Managed Activation	594	679
Number of Customers – Self-Service	487	430
Net dollar retention – Managed Activation	85%	88%
Net dollar retention – Self-Service	118%	96%
Revenue ex-TAC(1)	$159,276	$137,778
Revenue ex-TAC Profit Margin(1)	75%	70%
Adjusted EBITDA(1)	$16,069	$11,192
Adjusted EBITDA Margin(1)	10%	8%
________________
(1)Revenue ex-TAC, Revenue ex-TAC Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations of GAAP revenues to Revenue ex-TAC and net income (loss) to Adjusted EBITDA, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Basis Global Technologies, Inc.”

	Years Ended December 31,
	2020	2019
(dollars in thousands)
Revenue Ex-TAC Reconciliation:
Total Revenues (GAAP)(1)	$387,605	$384,029
Adjustments:
Traffic acquisition costs	228,329	246,251
Revenue ex-TAC	$159,276	$137,778
Gross Profit	$118,890	$97,109
Revenue ex-TAC Profit Margin	75%	70%
________________
(1)Amount agrees to the Total revenues presented in our consolidated financial statements. Within our consolidated financial statements, revenue generated by our Self-Service segment is presented net of traffic acquisition costs, while revenue generated by our Managed Activation segment includes traffic acquisition costs that are invoiced to customers.

	Years Ended December 31,
	2020	2019
(in thousands)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$3,162	$(6,890)
Adjustments:
Interest expense	571	938
Income tax expense	961	379
Depreciation and amortization	8,601	12,138
EBITDA	$13,295	$6,565
Stock-based compensation expense	2,774	2,637
Impairment of intangible asset	—	1,990
Adjusted EBITDA	$16,069	$11,192

	Years Ended December 31,
	2020	2019
(dollars in thousands)
Adjusted EBITDA Margin:
Revenue ex-TAC	$159,276	$137,778
Adjusted EBITDA	$16,069	$11,192
Adjusted EBITDA Margin	10%	8%

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become factors that affect us. If any of the risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business, Growth Prospects and Operations
Our success and revenue growth are dependent on retaining our existing customers, adding new customers, and expanding our relationships with these customers. If existing and prospective customers do not expand their usage of our platform, or if we fail to attract new customers, our growth will suffer.
We cannot assure you that advertisers, our primary customers, will continue to use our platform or increase their use of our platform, nor can we assure you that we will be able to attract a sufficient number of new customers to continue to grow our business and revenue. We generate revenue primarily through fees earned based on the number of impressions delivered for a given advertisement and platform fees that are calculated based on a percentage of a customer’s advertising inventory purchases placed through and executed on our workflow automation software. Therefore, our revenue is dependent on both the number of customers that we sign up and the amounts these customers spend. If we are unsuccessful in educating and training our customers, particularly our new or prospective customers, on how to use and maximize the benefits of our platform, then we may not be able to attract and retain these customers, nor will we be able to expand their usage and increase their advertising spend on our platform. If our customers decide not to maintain or increase their usage of our platform for any other reason, or if we fail to attract new customers, our revenue could decline, which would materially and adversely harm our business, operating results and financial condition.
We have historically derived, and currently continue to derive, a majority of our revenue from our Managed Activations services and, while our Self-Service solutions are a growing portion of our Total revenues, there can be no guarantee that our Self-Service solutions will continue to grow as effectively as a percentage of our Total revenue, nor can there be any guarantee that our Self-Services solutions will be adopted by our new or existing customers to the extent we anticipate. If we are not successful in adding new Self-Services solutions customers our operating results and financial results may be harmed.
Our customers may use competing platforms or stop using our platform. Our contracts with customers generally contain liberal termination rights after the first 90 days of a contract date and generally do not include long-term or exclusive obligations requiring customers to use our platform or maintain or increase their use of our platform. Moreover, our customers may have relationships with our competitors and be able use our competitors’ products and services without incurring significant costs or disruptions to their businesses. Our customers may also choose to decrease their overall advertising spend on our platform for any reason, including if such customers do not believe they are receiving a sufficient return on their advertising spend with us. Accordingly, we must continually work to retain existing customers and attract new customers, increase existing and prospective customers’ usage of our platform, and capture a larger share of our customers’ advertising spend.
Our technology development efforts may be inefficient or ineffective, which may impair our ability to attract publishers and advertisers.
We face intense competition in the marketplace and need to keep up with rapidly changing technology, evolving industry standards and consumer needs, regulatory changes, and the frequent introduction of new solutions by our competitors. Our future success will depend in part upon our ability to enhance our platform and to develop and introduce new features and solutions in a timely manner with competitive prices that also meet the evolving needs of existing and prospective customers. Our platform and related solutions are complex and can require a significant investment of time and resources to develop, test, introduce, and enhance. We schedule and prioritize our development efforts according to a variety of factors, including our perceptions of market trends, customer requirements, and resource availability; however, we may encounter unanticipated difficulties that require longer execution windows than we initially expect or that require us to re-direct, scale back, or modify our efforts. If the enhancement of our platform or the development of new features and solutions becomes significantly more expensive due to changes in regulatory requirements or industry practices, or other factors, we may find ourselves at a disadvantage relative to larger competitors with more resources to devote to research and development. These factors place significant demands upon our organization, require complex planning, and can result in acceleration of some initiatives or the delay of other initiatives. To the extent we do not manage our development efforts efficiently and effectively, we may fail to produce features for our platform or solutions that respond appropriately to the needs of our customers and publishers, and competitors may more successfully develop responsive product and service offerings. If our product or its features and solutions are not competitive, our customers and publishers can be expected to shift their business to our competitors. Publishers and advertisers may also resist adopting our products or new features and solutions for various reasons, including reluctance to disrupt existing relationships and business practices or to invest in necessary technological integration. If our technology development efforts are inefficient or ineffective, it may adversely affect our business, operating results, and financial condition.
As we grow our business, we expect to continue to invest in technology services and equipment. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality, or delays in reporting accurate information regarding transactions on our platform, any of which could negatively affect our reputation and ability to attract and retain customers. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will grow. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion, our growth prospects and operating results could be adversely affected.
Operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems, may adversely affect our business, operating results, and financial condition.
We depend on the sustained and uninterrupted performance of our products to manage our access to advertising inventory, acquire inventory for each campaign, collect, process and interpret data and optimize campaign performance in real time and provide billing information to our financial systems. If we cannot scale to meet demand, if there are errors in our execution of any of these functions, or if we experience outages, then our business may be harmed.
Our platform is complex and multifaceted, and operational and performance issues could arise from within our platform or from outside factors, such as cyberattacks or other third-party attacks. Errors, failures, vulnerabilities, or bugs have been found in the past, and may be found in the future. We also rely on third-party technology and systems for our platform to perform properly, which results in additional risks relating to compatibility and interoperability. Further, our platform is often used in connection with computing environments, utilizing different operating systems, system management software, equipment, and networking configurations, which may result in errors or failures within our platform or within these computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, discrepancies in costs billed versus costs paid, unanticipated volume overwhelming our databases, server failure, or catastrophic events affecting one or more server facilities. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our products down completely, others only partially. We provide service level agreements to some of our customers, and if our products are not available for specified amounts of time, we may be required to provide credits or other financial compensation to our customers.
Operational and performance issues with our platform could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position or claims by customers for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays, or the cessation of our business, any of which may adversely affect our operating results and financial condition.
Any decrease in the use of the advertising channels that we are primarily dependent upon, failure to expand the use of emerging channels, or unexpected shifts in use among the channels in which we operate, could harm our growth prospects, business, operating results and financial condition.
Our customers have historically used our platform to purchase mobile, display, and video advertising inventory from publishers. We expect that these will continue to be significant channels used by our customers for digital advertising in the future. We also believe that our revenue growth may depend on our ability to expand within mobile, video, and, in particular, CTV, and we have been, and are continuing to, enhance our presence in these channels. We may not be able to accurately predict changes in overall advertiser demand for the channels in which we operate and we cannot assure you that our investment in any channel or channels will benefit from or influence any changes in such demand. Any decrease in the use of mobile, display, and video advertising, whether due to customers losing confidence in the value or effectiveness of such channels, regulatory restrictions or other causes, or any inability to further penetrate CTV or enter new and emerging advertising channels, could adversely affect our business, operating results, and financial condition.
Our success in the mobile channel depends upon our ability to provide advertising for mobile connected devices, the major operating systems or Internet browsers that run on them, and the thousands of applications that are downloaded onto them. The design of mobile devices, operating systems and browsers is controlled by third parties that may introduce new products or modify existing ones. In addition, cellular network carriers may affect our ability to access specified content on mobile devices. For example, Apple Inc. (“Apple”) recently announced its intent to eliminate the Identifier for Advertisers from its devices, which we, along with our competitors and other advertisers, have used to deliver targeted advertisements to consumers. While the effects of this development are uncertain and would not prevent us from operating our bidding technology on Apple devices, it could reduce the value of the ad impressions we offer. If we cannot operate effectively with popular devices, operating systems, or Internet browsers, including Apple devices and the Apple iOS operating system, our business, operating results, and financial condition would be adversely affected.
If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers and members and our ability to attract new customers and members. In September 2021, we rebranded and changed our name from Centro, Inc. to Basis Global Technologies, Inc. We may not be able to maintain or benefit from the same name recognition or status under the “Basis” brand as we did using the “Centro” brand, as investors may not understand or appreciate our rebranding efforts. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers and members, could make it substantially more difficult for us to attract new customers. Similarly, because our customers often act as references for us with prospective new customers, any existing customer that questions the quality of our work or that of our employees could impair our ability to secure additional new customers. If we do not successfully maintain and enhance our reputation and brand recognition with our members and customers, our business may not grow and we could lose these relationships, which would harm our business, financial condition, and results of operations.
The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, operating results, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.
We have experienced, and may continue to experience, a modest adverse impact on certain parts of our business following the implementation of shelter-in-place orders to mitigate the outbreak of the COVID-19 pandemic, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to our customers.
We do not yet know the full extent of potential impacts on our business, operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Potential impacts include:
•our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections;
•while certain of our offices are reopening in accordance with local ordinances, substantially all of our employees may continue to work from home and a substantial number may continue to do so for the foreseeable future, which may result in decreased employee productivity and morale with increased unwanted employee attrition;
•we continue to incur fixed costs, particularly for real estate, and are deriving reduced or no benefit from those costs;
•we may continue to experience disruptions to our growth planning, such as for facilities and international expansion;
•we anticipate incurring costs in returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities;
•we may be subject to legal liability for safe workplace claims;
•our critical vendors could go out of business;
•substantially all of our in-person marketing events, including conferences, have been canceled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person events and other related activities; and
•our marketing, sales, and support organizations are accustomed to extensive face-to-face customer and partner interactions, and our ability to conduct business is largely unproven.
Any of the foregoing could adversely affect our business, financial condition, and operating results.
Moreover, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or cancellation of customer and employee events. However, as a vaccine becomes widely available and people begin to return to offices and other workplaces, any positive impacts of the COVID-19 pandemic on our business may slow or decline once the impact of the pandemic tapers.
Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our business, operating results and financial condition.
We have experienced significant growth since we were founded in 2001 and we continue to experience significant growth. To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development, and capital investments efficiently. Our efficiency, productivity, and the quality of our platform and our client service may be adversely impacted if we do not recruit, hire and train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform.
The growth and expansion of our business creates significant challenges for our management, operational, and financial resources. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative solutions. This could negatively affect our business performance.
Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our customer base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape, and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or margin improvement could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.
We have a history of losses, anticipate increases in our operating expenses in the future, and may not sustain profitability. If we cannot sustain profitability, our business, financial condition, and operating results will be adversely affected.
We have historically incurred net losses, and we may not achieve or maintain profitability in the future. Therefore, our revenue growth and levels of profitability should not be considered as indicative of future performance. We experienced a net profit of $3.1 million for the 2020 fiscal year and a net loss of $6.6 million for the 2019 fiscal year. As of December 31, 2020, we had an accumulated deficit of $113.4 million. We also expect our operating expenses to continue to increase in the future as we continue to invest for our future growth, including expanding our research and development function to drive further development of our platform, expanding our sales and marketing activities, developing the functionality to expand into adjacent markets, reaching customers in new geographic locations, and operating as a public company, which will negatively affect our operating results if our total revenue does not increase. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses.
In future periods, our revenue or profitability could decline or grow more slowly than we expect for a number of other reasons, including reduced demand for our platform, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on its financial condition and operating results.
As our costs increase, we may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations and adversely affect the price of our Class A common stock.
Our quarterly and annual operating results have fluctuated in the past and we expect our future operating results to continue to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our operating results could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our Class A common stock. Because our business is changing and evolving rapidly, our historical operating results may not be indicative of our future operating results. Factors that may cause our operating results to fluctuate include the following:
•changes in demand for programmatic advertising and for our products, including related to the seasonal nature of our customers’ spending on digital advertising campaigns;
•changes to availability of and pricing of competitive products and services, and their effects on our pricing;
•changes to the pricing or availability of inventory, data, or other third-party services;
•changes in our client base and offerings;
•the addition or loss of advertising agencies and advertisers as clients;
•changes in advertising budget allocations, agency affiliations, or marketing strategies;
•changes to our product, media, client or channel mix;
•changes and uncertainty in the regulatory environment for us, advertisers, or others in the advertising technology industry, and the effects of our efforts and those of our clients and partners to address changes and uncertainty in the regulatory environment;
•changes in the economic prospects of advertisers or the economy generally, which could alter advertisers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;
•changes in the pricing and availability of advertising inventory through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;
•disruptions or outages on our products;
•factors beyond our control, such as natural disasters, terrorism, war and public health crises;
•the introduction of new technologies or offerings by our competitors or others in the advertising marketplace;
•changes in our capital expenditures as we acquire the hardware, equipment, and other assets required to support our business;
•timing differences between our payments for advertising inventory and our collection of related advertising revenue;
•the length and unpredictability of our sales cycle;
•costs related to acquisitions of businesses or technologies and development of new products;
•the impact of the COVID-19 pandemic on our financial condition and the results of operations;
•cost of employee recruiting and retention; and
•changes to the cost of infrastructure, including real estate and information technology.
Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs, and expenses. If we fail to meet or exceed the operating results expectations of analysts and investors or if analysts and investors have estimates and forecasts of our future performance that are unrealistic or that we do not meet, the market price of our Class A common stock could decline. In addition, if one or more of the analysts who cover us adversely change their recommendation regarding our stock, the market price of our Class A common stock could decline.

Seasonal fluctuations in advertising activity could have a negative impact on our revenue, cash flows, business, operating results, and financial condition.
Our revenue, cash flows, business, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. For example, our clients tend to devote more of their advertising budgets to the fourth fiscal quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth fiscal quarter may be more expensive due to an increase in demand. Additionally, political advertising could cause our revenue to increase during election cycles and decrease during other periods. Our historical revenue growth has lessened the impact of seasonality; however, seasonality fluctuations have in the past, and may in the future, have a significant impact on our revenue, cash flow, business, operating results and financial condition if, for example, our growth rate declines, if seasonal spending becomes more pronounced, or if seasonality otherwise differs from its expectations.
Future acquisitions, strategic investments or alliances could disrupt and harm our business, operating results and financial condition.
As part of our growth strategy, we have in the past acquired, and we may acquire or invest in other businesses, assets, technologies, or talent that are complementary to and fit within our strategic goals, such as our acquisition of substantially all of the assets of QuanticMind, Inc. in February 2021. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities, or incur debt. We have limited experience in acquiring other businesses. In addition, the anticipated benefits or synergies of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, operating results, and financial condition, including risks arising from:
•difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;
•ineffectiveness or incompatibility of acquired technologies or solutions;
•potential loss of key employees of the acquired business;
•inability to maintain key business relationships and reputation of the acquired business;
•diversion of management attention from other business concerns;
•litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former stockholders, or other third parties;
•assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;
•failure to generate the expected financial results related to an acquisition on a timely manner or at all;
•failure to accurately forecast the impact of an acquisition transaction; and
•implementation or remediation of effective controls, procedures, and policies for acquired businesses.
Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions and harm our business, operating results and financial condition.
Also, the anticipated benefit of any strategic alliance, joint venture or acquisition may not materialize or such strategic alliance, joint venture or acquisition may be prohibited. In October 2013, we entered into a revolving line of credit agreement with Silicon Valley Bank, which was subsequently amended at various times to adjust the borrowing capacity and provide us with additional flexibility (“Amended and Restated Credit Agreement”). The Amended and Restated Credit Agreement is secured by substantially all of our assets.

The Amended and Restated Credit Agreement restricts our ability to pursue certain mergers, acquisitions, amalgamations or consolidations that we may believe to be in our best interest. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.
If our access to high-quality advertising inventory is diminished or fails to expand, our revenue could decline, and our growth could be impeded.
We must maintain consistent access to attractive ad inventory. Our success depends on our ability to secure access to quality inventory on reasonable terms across a broad range of advertising networks and exchanges and social media platforms, including video, display, CTV, audio and mobile inventory. The amount, quality, and cost of inventory available to us can change at any time. A few inventory suppliers hold a significant portion of the programmatic inventory either generally or concentrated in a particular channel, such as audio and social media. In addition, we compete with companies with which we have business relationships. For example, the Google subsidiary of Alphabet Inc. (“Google”), is one of our largest advertising inventory suppliers in addition to being one of our competitors. If Google or any other competitor with attractive advertising inventory limits our access to their advertising inventory, our business could be adversely affected. If our relationships with certain of our suppliers were to cease, or if the material terms of these relationships were to change unfavorably, our business would be negatively impacted.
Our suppliers are generally not bound by long-term contracts to us. As a result, there is no guarantee that we will have access to a consistent supply of quality inventory on favorable terms. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.
Inventory suppliers control the bidding process, rules, and procedures for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of specific advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that is selected through our products and may not be able to replace inventory that is no longer made available to us.
As new types of inventory become available, we will need to expend significant resources to ensure we have access to such new inventory. For example, although television advertising is a large market, only a very small percentage of it is currently purchased through digital advertising exchanges. We are investing heavily in our programmatic television offering, including by increasing our workforce and by adding new features, functions, and integrations to Basis. If the CTV market does not grow as we anticipate or we fail to successfully serve this market, our growth prospects could be harmed.
Our success depends on consistently adding valuable inventory in a cost-effective manner. If we are unable to maintain a consistent supply of quality inventory for any reason, client retention and loyalty, and our financial condition and operating results could be harmed.
In addition, the viewability of ad impressions is important to certain advertisers, because it enables them to assess the value of particular ad impressions as a means to reach a target audience. There is, however, no consensus regarding the definition of viewability or the minimum standard viewability thresholds and metrics that should apply for different ad formats. We cannot predict whether consensus views will emerge, or what they will be. Incorporating accepted viewability approaches fully into our business as they evolve will require us to incur additional costs to integrate relevant technologies and process additional information through our products. In addition, ad impressions that are well differentiated on the basis of viewability will also typically be differentiated on the basis of value, with those that are less viewable valued lower. In this context, if we are not able to effectively transact ad impressions with higher viewability and to incorporate appropriate viewability capabilities into our products, we could be competitively disadvantaged and our business, operating results, and financial condition could be adversely affected.
Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our solutions without compensating us, thereby eroding our competitive advantages and harming our business.
Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or otherwise acquire, so that we can prevent others from using our inventions and proprietary information. Establishing trade secret, copyright, trademark, domain name, and patent protection is difficult and expensive. We rely on trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. We have been granted trademark registrations with the United States Patent and Trademark Office and various foreign authorities for certain of our brands. While we have registered trademarks in the United States and other foreign jurisdictions, and have additional trademark applications pending, there can be no assurance that our registered trademarks will not be limited in scope or invalidated, or that trademark applications will result in trademark registrations. Even if we continue to seek trademark protection in the future, we may be unable to obtain or maintain trademark registrations for our brands. In addition, any of our trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including opposition proceedings, cancellation proceedings, or litigation in the United States or in foreign jurisdictions. We have not pursued patent protection on our technology. It may be possible for unauthorized third parties to copy or reverse engineer aspects of our technology or otherwise obtain and use information that we regard as proprietary, or to develop technologies similar or superior to our technology or design around our proprietary rights, despite the steps we have taken to protect our proprietary rights.
We seek to protect our trade secrets and proprietary know-how and technology through confidentiality agreements and other access control measures. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we share confidential information, we cannot assure you that these agreements will be effective in controlling access to, or preventing unauthorized distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements do not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Failure of such strategies to protect our technology or our intellectual property in the future could have an adverse impact on our business, financial condition and results of operations.
From time to time, we may take legal action to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and might not be successful. If we are unable to protect our proprietary rights (including aspects of our technology solution) we may find ourselves at a competitive disadvantage.
We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages, and could limit our ability to use technology or intellectual property.
We operate in an industry with extensive intellectual property litigation. There is a risk that our products or our business and services may infringe or be alleged to infringe the trademarks, copyrights, patents, and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We have been subject and may in the future be subject, to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our products or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products or services and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of our competitors, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.
We may also face allegations that our employees have misappropriated or divulged the intellectual property of their former employers or other third parties. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, the claims are time consuming, divert management attention and financial resources, and are costly to evaluate and defend. Some of our competitors have substantially greater resources than we do and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than we could. Results of these litigation matters are difficult to predict and may require us to stop offering some features, purchase licenses, which may not be available on favorable terms or at all, or modify our technology or products while we develop non-infringing substitutes, or incur significant settlement costs. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our business, results of operations or the market price of our Class A common stock. Any of these events could have an adverse effect on our business, operating results, and financial condition.
Changes in tax laws or tax rulings could adversely affect our effective tax rates and financial condition.
The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws (including in response to the COVID-19 pandemic) or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act, or the 2017 Tax Act. The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these or other new rules could result in double taxation. Any significant changes to our future effective tax rate could adversely affect our business, financial condition and results of operations.
We may have exposure to greater than anticipated tax liabilities.
The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation. Our existing corporate structure has been implemented in a manner we believe is in compliance with current prevailing tax laws. In addition, we are subject to federal, state and local taxes in the United

States and in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition and results of operations.
Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under the Wayfair decision, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of the Wayfair decision) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition and results of operations.
Our corporate culture has contributed to our success, and if we cannot maintain that culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our corporate culture, and our business, operating results, and financial operations may be harmed.
We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, creativity, and teamwork across our business, helping to drive our success. We intend to expand our overall headcount and operations both domestically and internationally, with no assurance that we will be able to do so while effectively maintaining our corporate culture. As we expand and change, particularly across multiple geographies or following acquisitions, it may be difficult to preserve our corporate culture, which could reduce our ability to innovate, create, and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, operating results, and financial condition by negatively affecting our ability to attract, recruit, integrate, and retain employees, continue to perform at current levels, and effectively execute our business strategy.
We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.
Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees, in particular our Founder and Chief Executive Officer, or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations may be materially adversely affected.
Our success depends on our ability to retain key members of our management team, including Shawn Riegsecker, our Chief Executive Officer and founder, and on our ability to hire, train, retain, and motivate new employees.
Our success depends upon the continued service of members of our senior management team and other key employees. Our Founder and Chief Executive Officer, Shawn Riegsecker, is critical to our overall management, as well as the continued development of our products and relationships with publishers, DSPs, and agencies, and our strategic direction. We do not maintain key-person insurance on any of our employees. Some of our key employees may receive significant proceeds from sales of our Class A common stock, which may reduce their motivation to continue to work for us. As a result, we may be unable to retain them, which could make it difficult to operate our business, cause us to lose expertise or know-how, and increase our recruitment and training costs.
Our success also depends on our ability to hire, train, retain, and motivate new employees. Competition for employees in our industry can be intense, and we compete for experienced personnel with many companies that have greater resources than we have. The market for talent in our key areas of operations, especially in engineering, and competition for qualified personnel is particularly intense in Chicago, where we are headquartered, as well as in New York City and Toronto, where we also maintain offices.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.
Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.
We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We present certain operational metrics herein. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.
Our business could be disrupted by catastrophic events such as power disruptions, data security breaches, and terrorism.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane, fire, cyber-attack, war, terrorist attack, disease, such as COVID-19, power loss, telecommunications failure, or other catastrophic events, we may be unable to continue our operations, in part or in whole, and may endure reputational harm, breaches of data security, and loss of critical data, all of which could harm our business, results of operations, and financial condition. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as fires, floods, severe weather, droughts, and travel-related health concerns including pandemics and epidemics. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, access to our platform could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our platform and solution to our customers and members would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition, and results of operations would be harmed.
We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.
We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition, and results of operations that may result from interruptions in access to our platform as a result of system failures.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and tools or enhance our existing solutions, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we have engaged and may continue to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to the Advertising Technology Industry, Market and Competition
We operate in an intensely competitive market that includes companies that have greater financial, technical, and marketing resources relative to us.
We face intense competition in the marketplace. We compete for advertising spending against competitors that, in some cases, are also publishers or advertisers. We also compete for access to advertising inventory against a variety of competitors. Some of our existing and potential competitors are better established, benefit from greater name recognition, may have offerings and technology that we do not have, or have significantly more financial, technical, sales, and marketing resources than us. In addition, some competitors, particularly those with greater scale or a more diversified revenue base and a broader offering, have greater flexibility to offer competitive pricing and other contract terms, or bundle their product offerings with products or services that we may not be able to provide. If publishers and advertisers purchase and sell advertising inventory directly from one another or through intermediaries rather than through us, our business may suffer as a result of a reduction in advertising spend on our products. New or stronger competitors may emerge through acquisitions and industry consolidation or through development of disruptive technologies. If our offerings are not perceived as competitively differentiated, we could lose clients, market share, or be compelled to reduce our prices, thereby adversely affecting our business, operating results and financial condition.
The advertising technology industry has rapidly evolved and undergone considerable consolidation over our lifetime, and we expect these trends to continue, which may increase the capabilities and competitive posture of larger companies, particularly those that are already dominant in the advertising technology industry, and enable new or stronger competitors to emerge. We compete with other industry participants for a finite number of large advertisers in our target markets, and any consolidation of advertisers may give the resulting enterprises greater bargaining power or result in the loss of advertisers that use our products, thereby reducing our potential base of advertisers, which may adversely affect our business, operating results, and financial condition.
As technology continues to improve and market factors continue to attract investment, competition and pricing pressure may increase and market saturation may change the competitive landscape in favor of larger competitors with greater scale, broader offerings, and financial resources to grow more quickly and strengthen their competitive position relative to us. In addition, our competitors or potential competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our products and solutions to existing and prospective customers. If we are unable to compete successfully against our current and future competitors, our business, operating results, and financial position may be adversely affected.
If the non-proprietary technology, software, products, and services that we obtain from third parties become unavailable, become subject to terms we cannot agree to, or do not perform as we expect, our business, operating results, and financial condition could be harmed.
We depend on various technology, software, products, and services from third parties or that are available as open source, including for critical features and functionality running our day-to-day operations, including payment processing, payroll, and other professional services. Identifying, negotiating, complying with, and integrating with third-party terms and technology is complex, costly, and time-consuming. Failure by third-party providers to maintain, support, or secure their technology either generally or for us specifically, or downtime, errors, or defects in their products or services, could materially and adversely impact our administrative obligations or other areas of our operations. Having to replace any third-party providers or their technology, products, or services could result in outages or difficulties in our ability to provide our services.
Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns and the COVID-19 pandemic, or other sustained adverse market events, can make it difficult to predict our revenue and could adversely affect our business, operating results, and financial condition.
Our business depends on the overall demand for advertising and on the economic health of our current and prospective publishers and advertiser. For example, due to the COVID-19 pandemic and the recession in the United States and global economy in the second quarter of 2020, advertising demand on our products decreased. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, including adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America where we do most of our business; instability in political or market conditions generally; and any changes in tax treatment of advertising expenses and revenue. Reductions in overall advertising spending as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, operating results, and financial condition.
If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies, or other means, it could have an adverse effect on our business, operating results, and financial condition.
Consumers can, with increasing ease, implement technologies that limit our ability to collect and use data to deliver advertisements, or otherwise limit the effectiveness of the digital advertising. Cookies may be deleted or blocked by consumers. The most commonly used Internet browsers allow consumers to modify their browser settings to block first-party cookies (placed directly by the publisher or website owner that the consumer intends to interact with) or third-party cookies (placed by parties, like us, that have no direct relationship with the consumer), and some browsers block third-party cookies by default. For example, Google has announced its intention to block the use of all third-party cookies on its Chrome browser. Additionally, Apple has adopted an “opt-in” privacy model, requiring users to voluntarily choose to receive targeted ads, which may reduce the value of ad impressions on its iOS mobile application platform. Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. Mobile devices using Android and iOS operating systems limit the ability of cookies to track consumers while they are using applications other than their web browser on the device. Consequently, fewer of our cookies or publishers’ cookies may be set in browsers or be accessible in mobile devices, which adversely affects our business.
Some consumers also download free or paid “ad blocking” software on their computers or mobile devices, not only for privacy reasons, but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption, and screen overcrowding. Ad-blocking technologies and other privacy controls may prevent some third-party cookies, or other tracking technologies, from being stored on a consumer’s computer or mobile device. If more consumers adopt these measures, our business, operating results, and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on our business, operating results, and financial condition if they reduce the volume or effectiveness and value of advertising. In addition, some ad blocking technologies block only ads that are targeted through use of third-party data, while allowing ads based on first-party data (i.e., data owned by the publisher). These ad blockers could place us at a disadvantage because we rely on third-party data, while some large competitors have troves of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our advertisers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our stock price to decline.
Unfavorable publicity and negative public perception about the advertising industry, particularly concerns regarding data privacy and security relating to the advertising industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could adversely affect our business, operating results and financial condition.
With the growth of digital advertising and e-commerce, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Concerns about industry practices with regard to the collection, use, and disclosure of personal information, whether or not valid and whether driven by applicable laws and regulations, industry standards, customer or inventory provider expectations, or the broader public, may harm our reputation, result in loss of goodwill, and inhibit use of our products by current and future customers. Any unfavorable publicity or negative public perception about us, the advertising technology industry, including our competitors can affect our business, operating results and financial condition, and may lead to digital publishers or customers changing their business practices or additional regulatory scrutiny or lawmaking that affects us or the advertising technology industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for our collection, storage and use of personal data. Additional public scrutiny may cause existing and prospective customers to be distrustful of us and the advertising technology industry in general, increased resistance by customers to share and permit the use of their personal data, increased consumer opt-out rates or increased private class actions, any of which could negatively influence, change or reduce our existing and prospective customers’ demand for our platform and services, subject us to liability and adversely affect our business, operating results and financial condition.
Risks Related to Data Privacy
We depend on third-party data centers, the disruption of which could adversely affect our business, operating results, and financial condition.
We host our company-owned infrastructure at third-party data centers. Any damage to or failure of our systems generally would prevent us from operating our business. We rely on the Internet and, accordingly, depend on the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. While we have access to our servers, we do not control our servers, all components of our network or the operations of the external data centers where our servers and components of our network are maintained. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruptions.
Problems faced by our third-party data center operations, with the telecommunications network providers with whom we contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of customers. Additionally, improving our infrastructure and expanding our capacity in anticipation of growth in new channels and formats, as well as implementing technological enhancements to our products to improve our efficiency and cost-effectiveness are key components of our business strategy, and if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems could adversely affect our reputation, expose it to liability, cause us to lose customers, or otherwise adversely affect our business, operating results, and financial condition. Service interruptions might reduce our revenue, subject us to potential liability, or adversely affect our business, operating results, and financial condition.
The ongoing effects of the COVID-19 pandemic, or the occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, or other unanticipated problems at these facilities could result in interruptions in the availability of Basis, and we do not currently have a disaster recovery arrangement in place. Moreover, because we do not currently have full redundancy with respect to the services at each data center, if one of our data centers shuts down there may be a period of time that our products or services, or some of our products or services, will be unavailable to publishers served by that data center. If any of these events were to occur, our business, operating results, or financial condition could be adversely affected.
Outages or disruptions, including any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation, business, operating results, and financial condition.
As we grow our business, we expect to continue to invest in infrastructure, including hardware and software solutions, network services and database technologies, as well as potentially increasing our reliance on open source software. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions on our products, any of which could negatively affect our reputation and ability to attract and retain customers. The steps we have taken or will take to enhance the reliability, integrity, and security of our products is or may be expensive and complex, and poor execution could result in operational failures. In addition, cyberattack techniques are constantly evolving and becoming increasingly diverse, growing increasingly more sophisticated and could involve denial-of-service attacks or other maneuvers that have the effect of disrupting the availability of our services, which could seriously harm our reputation and business. Other types of cyberattacks could harm us even if the operations of our products are left undisturbed. For example, attacks may be designed to deceive employees into releasing control of our systems to a hacker, while others may aim to introduce computer viruses, ransomware or malware into our systems with a view to stealing confidential or proprietary data or otherwise extorting us. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously, or, unintentionally or intentionally, interfere with the intended operations of our products. Incidents like this can give rise to a variety of losses and costs, including legal exposure, regulatory fines, or damage to our reputation, amongst others. Although we maintain insurance coverage, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events.
Maintaining the security and availability of our products, network, and internal IT systems and the security of information we hold on behalf of our customers is a critical issue for Basis and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. Outages and disruptions of our products, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.
A significant breach of the confidentiality of the information we hold or of the security of our or our customers’, suppliers’, or other partners’ computer systems from cyber-attacks could be detrimental to our business, reputation, and operating results.
Our business requires the storage, transmission, and utilization of data, including personally identifiable information, much of which must be maintained on a confidential basis. These activities may make us a target of cyber-attacks by third parties seeking unauthorized access to the data we maintain, including our data and client data, or to disrupt our ability to provide our services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of the data we maintain, including personal information, could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering, and general hacking have become more prevalent. As a result of the types and volume of data on our systems, we believe that we are a particularly attractive target for such breaches and attacks.
In recent years, the frequency, severity, sophistication of cyber-attacks, hacking, phishing schemes, computer malware, viruses, social engineering, and other intentional misconduct by computer hackers has significantly increased, and government agencies and security experts have warned about the growing risks of hackers, cyber criminals, and other potential attackers targeting information technology systems. Such third parties could attempt to gain entry to our systems for the purpose of stealing data or disrupting the systems. In addition, our security measures may also be breached due to employee error, malfeasance, system errors, or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products, or otherwise. Third parties may also attempt to fraudulently induce our employees or clients into disclosing sensitive information such as usernames, passwords, or other information to gain access to our clients’ data or our data, including intellectual property and other confidential business information. We believe that it has taken appropriate measures to protect our systems from intrusion, but it cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities in our systems and attempts to exploit those vulnerabilities, physical system or facility break-ins and data thefts, or other developments will not compromise or breach the technology protecting our systems and the information it possess.
Although we have developed systems and processes that are designed to protect our data, our client data, and data transmissions to prevent data loss, and to prevent or detect security breaches, our databases may be subject to unauthorized access by third parties, and we may incur significant costs in protecting against or remediating cyber-attacks. Any security breach could result in operational disruptions that impair our ability to meet our clients’ requirements, which could result in decreased revenues. Also, whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective clients to reject our products and services in the future and deterring data suppliers from supplying us with data. Further, we could be forced to expend significant resources in response to a security breach, including those expended in repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations. In any event, a significant security breach could materially harm our business, reputation, financial condition, and operating results.
Our clients, suppliers, and other partners are primarily responsible for the security of their information technology environments, and we rely heavily on them and other third parties to supply clean data content or to utilize our products and services in a secure manner. Each of these third parties may face risks relating to cyber security, which could disrupt their businesses and therefore materially impact our business. While we provide guidance and specific requirements in some cases, it does not directly control any of such parties’ cyber security operations, or the amount of investment they place in guarding against cyber security threats. Accordingly, we are subject to any flaw in or breaches of their systems, which could materially impact our business, operations, and financial results.
Our business or ability to operate our business could be impacted by changes in the technology industry by established technology companies or government regulation. Such developments, including the restriction of “third-party cookies,” and restrictions on access to and the usage and collection of user and device personal data could cause instability in the advertising technology industry and could harm our business, operating results and financial condition.
Programmatic advertising enables more precise audience targeting based on the identity and actions of the user. Targeted advertising is generally more effective and valuable than other types of advertising. We and our customers must be permitted to use data in a variety of ways in order to successfully advertise to targeted audiences. Our ability to collect, use, and share data about advertising purchase and sale transactions and user behavior and interaction with content is critical to the value of our services, and any limitation on our data practices could impair our ability to deliver effective solutions to our customers. Any restriction on the types of data we collect could make placement of advertising through our solution less valuable, with commensurate reductions in revenue.
Digital advertising and in-app advertising are largely dependent on established technology companies and their operation of the most commonly used Internet browsers (Chrome, Firefox, Internet Explorer and Safari), devices and their operating systems (Android and iOS). These companies may change the operations or policies of their browsers, devices, and operating systems in a manner that fundamentally changes our ability to operate our products or collect data. Users of these browsers, devices, or operating systems may also adjust their behaviors and use of technology in ways that change our ability to collect data. Digital advertising and in-app advertising are also dependent, in part, on internet protocols and the practices of internet service providers, including IP address allocation. Changes that these providers make to their practices, or adoption of new internet protocols, may materially limit or alter the availability of data. A limitation or alteration of the availability of data in any of these or other instances may have a material impact on the advertising technology industry, which could decrease advertising budgets and subsequently reduce our revenue and adversely affect our business, operating results, and financial condition.
For example, browser providers have recently enacted (or plan to enact) changes restricting the use of third-party cookies in their browsers, which may cause instability in the digital advertising market. Execution of digital advertising relies to a significant extent on the use of cookies, pixels, and other similar technology to collect data about users and devices. Third-party cookies are owned and used by parties other than the owners of the website visited by the Internet user. We use such cookies to gather information about consumers, and for delivering digital advertising. Because we and our customers rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to collect and use data from Internet users, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect and how we use that data to provide our services.
Each third-party platform provider has broad discretion to change and interpret their terms of service and other policies with respect to the collection of data. A platform provider may alter how advertisers are able to advertise on their platform, change how the personal information of our users is made available, limit the use of personal information for advertising purposes, restrict how users can share information, or significantly increase the level of compliance or requirements necessary to use our platform. For example, in June 2020, Apple announced a plan to overhaul Identifier for Advertisers, IDFA, which anonymously profiles users for targeted advertising, as part of a new proposed application tracking transparency framework that, among other things, would require opt-in consent for certain types of tracking. The effect of such transparency and IDFA changes remains uncertain. We rely in part on IDFA to provide us with information to aid our advertisers. The proposed IDFA and transparency changes may limit our ability to collect and use IDFAs from Apple devices. Finding alternative solutions may require the incurrence of substantial costs and the expenditure of substantial resources, and to the extent we are unable to utilize IDFA or a similar offering. Additionally, Apple implemented new requirements for consumer disclosures regarding privacy and data processing practices in December 2020, which have resulted in increased compliance requirements and could result in decreased data collection on Apple’s platform. Apple has also announced a new application tracking transparency framework that would require opt-in consent for certain types of tracking. This transparency framework could have an impact on the effectiveness of our advertising practices. Any similar changes to the policies of Apple or Google may materially and adversely affect our business, financial condition, and operating results.
For in-app advertising, data regarding interactions between users and devices are tracked mostly through stable, pseudonymous mobile device identifiers that are built into the device operating system with privacy controls that allow users to express a preference with respect to data collection for advertising, including to disable the identifier. These identifiers and privacy controls are defined by the developers of the mobile operating systems and could be changed in a way that may negatively impact our business. Privacy aspects of other channels for programmatic advertising, such as over-the-top video (“OTT video”) or CTVs, are still developing. Technical or policy changes, including regulation or industry self-regulation, could harm our growth in those channels.
Limitations on our or our customers’ ability to collect and use data for advertising may impact the performance of our products.
We are subject to laws and regulations related to data privacy, data protection, information security, political advertising, and consumer protection across different markets where we conduct our business, including in the United States and Europe. Such laws, regulations, and industry requirements are constantly evolving and changing and are likely to remain uncertain for the foreseeable future. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, operating results, and financial operations.
We receive, store and process data about or related to consumers in addition to our customers, employees, and services providers. Our handling of this data is subject to a variety of federal, state, and foreign laws and regulations in addition to regulation by various government authorities and self-regulatory guidelines. Our data handling practices are also subject to contractual obligations and certain industry standards.
The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals, including the use of data for marketing, advertising, and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. Additionally, the U.S. Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. If we fail to comply with any such laws or regulations, we may be subject to enforcement actions that may not only expose us to litigation, fines, and civil or criminal penalties, but may also require us to change our business practices and have an adverse effect on our business, operating results, and financial condition.
The regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often drives the rapid adoption of legislation or regulation affecting the use, collection, or other processing of data and the manner in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation, and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-

device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increased scrutiny by legislative, regulatory, and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about Internet users’ online browsing activity on web browsers, mobile devices, and other devices, to associate such data with user or device identifiers or de-identify identities across devices and channels.
In the United States, Congress and various state legislatures, along with federal regulatory agencies have recently increased their attention on matters concerning the collection and use of consumer data. In the United States, non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or other more restrictive regulations were to be adopted in the United States, less data would be available, and the cost of data would be higher.
California enacted legislation, the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents. The CCPA generally requires covered businesses to, among other things, provide new disclosures to California consumers and afford California consumers new abilities to opt-out of certain sales of personal information, a concept that is defined broadly. We cannot yet fully predict the impact of the CCPA or subsequent guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our customers’ requirements and could have an adverse effect on our business, operating results, and financial condition.
Additionally, a recent California ballot initiative, the California Privacy Rights Act (“CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data starting in January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, operating results, and financial condition. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses to comply and increase our potential exposure to regulatory enforcement or litigation.
The CCPA has encouraged “copycat” laws and in other states across the country, such as in Nevada, New Hampshire, Illinois, and Nebraska. In March 2020, Virginia passed the Consumer Data Protection Act (“CDPA”) which takes effect in January 2023. The CDPA is enforceable by the Virginia Attorney General and creates individual privacy rights for Virginia residents and increases the privacy obligations of businesses handling sensitive personal data. Similarly, Colorado passed the Colorado Privacy Act (the “CPA”), which is set to take effect on July 1, 2023. We cannot yet fully predict the impact of the CDPA, CPA, or subsequent laws on our business or operations, but they may require us to further modify our data processing practices and policies and to incur substantial costs and expenses to comply. Other proposed legislation may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.
In Europe, the GDPR took effect on May 25, 2018 and applies to products and services that we provide in Europe, as well as the processing of personal data of EU citizens, wherever that processing occurs. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union (“EU”) that are different than those that were in place in the European Union. For example, we have been required to offer new controls to data subjects in Europe before processing data for certain aspects of our service. Failure to comply with GDPR may result in significant penalties for non-compliance of up to the greater of €20 million or 4% of an enterprise’s global annual revenue. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, or assessment notices (for a compulsory audit). we may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
Further, in the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance and impose burdensome requirements around obtaining consent. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. As regulators start to enforce the strict approach (which has already begun to occur in Germany, where data protection authorities have initiated a probe on third-party cookies), this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Any failure to achieve required data protection standards (which are not currently clear when applied to the online advertising ecosystem) may result in lawsuits, regulatory fines, or other actions or liability, all of which may harm our operating results. Because the interpretation and application of privacy and data protection laws such as the CCPA and GDPR, and the related regulations and standards, are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our solutions.
We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. European data protection laws, including the GDPR, generally restrict the transfer of personal information from Europe, including the European Economic Area, United Kingdom (“U.K.”) and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing U.S. companies to import personal information from Europe has been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, in July 2020, the Court of Justice of the European Union issued a decision invalidating the EU-U.S. Privacy Shield framework. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), can lawfully be used for personal information transfers from Europe to the United States or most other countries. Similarly, on September 8, 2020, the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield Framework is inadequate for personal information transfers from Switzerland to the United States, and also raised questions about the viability of the Standard Contractual Clauses. Authorities in the U.K. may similarly invalidate use of the EU-U.S. Privacy Shield and raise questions on the viability of the Standard Contractual Clauses as mechanisms for lawful personal information transfers to the United States and other countries. On June 4, 2021, the European Commission adopted new SCCs, which impose on companies additional obligations relating to data transfers, including the obligation to conduct a transfer impact assessment and, depending on a party’s role in the transfer, to implement additional security measures and to update internal privacy practices. If we elect to rely on the new SCCs for data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. The new SCCs may increase the legal risks and liabilities under the GDPR and local EU laws associated with cross-border data transfers, and result in material increased compliance and operational costs. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield, Swiss-U.S. Privacy Shield, and the SCCs, all of which are mechanisms on which we have relied for personal information transfers from Europe to the United States and other countries. If we are unable to implement a valid solution for personal information transfers from Europe, we will face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe, and we may be required to increase our data processing capabilities in Europe at significant expense. We expect EU regulators to aggressively enforce EU laws prohibiting data transfers to the U.S. and other countries without a legally sound transfer mechanisms.

Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty in data protection issues involving the U.K. For example, pursuant to a post-Brexit trade deal between the U.K. and the EU, transfers of personal information from the European Economic Area (“EEA”) to the U.K. are not considered restricted transfers under the GDPR for a period of up to six months from January 1, 2021. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers of personal information from the EEA to the U.K. to continue without restriction for a period of four years ending June 27, 2025. During these four years, the European Commission will continue to monitor the legal situation in the U.K. and can intervene if the U.K. deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal information from the EEA to the U.K. will require a valid transfer mechanism and companies making such transfers may be required to implement new processes and put new agreements in place to continue making such transfers. Additionally, although the U.K. enacted a Data Protection Act in May 2018 that is designed to be consistent with the GDPR, uncertainty remains regarding how data transfers to and from the U.K. will be regulated notwithstanding Brexit. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions globally, and could continue to contribute to instability in global financial markets. Brexit could also have the effect of disrupting the free movement of goods, services, and people between the U.K. and the EU. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. The full effects of Brexit are uncertain and will remain so until the U.K. and EU reach a definitive resolution with regards to outstanding trade and legal matters. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, the full extent to which our business, results of operations, and financial condition could be adversely affected by Brexit is uncertain.
Commitments to self-regulation in the advertising technology industry may subject us to investigation by government or self-regulatory bodies, government or private litigation, and could harm our reputation, brand, business, operating results, and financial operations.
In addition to our legal obligations, we have committed to comply, and generally require our clients and partners to comply, with applicable self-regulatory principles, such as the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising in the U.S., and similar self-regulatory principles in Europe and Canada adopted by the local Digital Advertising Alliance. Trade associations and industry self-regulatory groups have also promulgated best practices and other industry standards relating to targeted advertising. Our efforts to comply with these self-regulatory principles include providing customers with notice of and a choice of when advertising is served to them based, in part, on their interests. If we or our customers or partners make mistakes in the implementation of these principles, or if self-regulatory bodies expand these guidelines or government authorities issue different guidelines regarding Internet-based advertising, or opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we may, as a result, be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us, or investigations, even if meritless, could be costly and time consuming, require us to change our business practices, cause us to divert management’s attention and our resources, and be damaging to our reputation, brand, business, operating results, and financial condition. In addition, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. We cannot yet determine the impact such future standards may have on our business.
Risks Related to our Relationships with Publishers and Advertisers and Other Strategic Relationships
We are subject to long sales cycles, fee issues and payment-related risks and if our customers do not pay, or dispute their invoices, our business, operating results and financial condition may be adversely affected.
We have been and, in the future, may be involved in disputes with agencies and their advertisers over the operation of our products, the terms of our agreements, or our billings for purchases made by them through our products. When we are unable to collect or make adjustments to our bills to customers, we incur write-offs for bad debt or reductions to revenue, which could have a material adverse effect on our operating results for the periods in which the write-offs or revenue adjustments occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt or reductions in revenue associated with adjustments could have a materially negative effect on our business, operating results and financial condition.
Furthermore, we are generally contractually required to pay suppliers of advertising inventory and data within a negotiated period of time, regardless of whether our customers pay us on time, or at all. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, we are not always successful. As a result, our accounts payable with certain suppliers may be due on shorter cycles than our accounts receivables with certain customers, requiring us to remit payments from our own funds.
This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in the advertising technology industry, advertising agencies are often slow to remit payment to us, which may cause us to be unable to borrow against our accounts receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our operating results and financial condition would be adversely impacted. Additionally, we may need to rely on borrowings to partially fund our working capital requirements.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to fund our working capital needs, if at all. If our cash flows and borrowings are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all. In addition, in the absence of sufficient cash flows from operations, we might be unable to meet our obligations and we may therefore be at risk of default under any borrowing arrangements. We cannot assure you that it will be able to access additional financing or increase our borrowing or borrowing capacity on commercially reasonable terms or at all.
Our sales cycle, from initial contact to contract execution and implementation, can take up to 120 days or longer. As part of our sales cycle, we may incur significant expenses before we can generate any revenue from a prospective customer. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective customer, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our customers about the use, technical capabilities, and benefits of our products. Some of our customers undertake an evaluation process that frequently involves not only our offerings but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, the customer controls when and to what extent it uses our products and therefore the amount of revenue that we generate, and it may not sufficiently justify the expenses incurred to acquire the customer and the related training support. As a result, we may not be able to add customers, or generate revenue, as quickly as we may expect or need, which could harm our growth prospects, business, operating results, and financial condition.
Downward pressure on fees, including discounts and concessions, could adversely affect our business, operating results and financial condition.
We receive requests from advertisers for discounts, fee concessions or revisions, or other forms of consideration, refunds, and greater levels of pricing transparency and specificity, in some cases as a condition to maintain the relationship or to increase the advertising spend on our platform. In addition, we charge fees to publishers for use of our technology and services, typically as a percentage of the cost of media, and we may decide to offer discounts or other pricing concessions in order to attract more inventory or demand, or to compete effectively with other providers that have different or lower pricing structures and may be able to undercut our pricing due to greater scale or other factors. Our revenue, take rate (our fee as a percentage of advertising spend), the value of our business, and the price of our stock could be adversely affected if we cannot maintain and grow our revenue and profitability through volume increases that compensate for price reductions, or if we are forced to make significant fee concessions, or refunds, or if advertisers reduce spending with us due to fee disputes or pricing issues.
Our contracts with our publishers and advertisers are not exclusive, may be terminated upon relatively short notice, and generally do not require long-term commitments. If publishers or advertisers representing a significant portion of our revenue decide to materially reduce their use of our products, we could experience an immediate and significant decline in our revenue and profitability which could harm our business, operating results, and financial operations.
Publishers and advertisers may do business with our competitors as well as with us and, in many instances may reduce or cancel their business with us or terminate our contracts without penalty, and may bypass us and transact directly with each other or through other intermediaries that compete with us. Accordingly, our business is highly vulnerable to changes in the macro environment, price competition, and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate publishers or advertisers to migrate to competitors’ offerings.
Publishers and advertisers may seek to change the terms on which they do business with us, or allocate their advertising inventory or demand to our competitors who provide advertising demand and supply to them on more favorable terms or whose offerings are considered more beneficial. Supply of advertising inventory is also limited for some publishers, such as special sites or new technologies, and publishers may request higher prices, fixed price arrangements or guarantees that we cannot provide as effectively as our competitors, or that would reduce the profitability of that business. In addition, publishers sometimes place significant restrictions on the sale of their advertising inventory, such as strict security requirements, limitations on data sharing, prohibitions on advertisements from specific advertisers or specific industries, and restrictions on the use of specified creative content or format. Finally, with the proliferation of header bidding, which is the process by which multiple advertisers participate simultaneously in a digital auction to win ad space on a website, publishers’ inventory is available for purchase through multiple exchanges simultaneously. Advertisers, in turn, are free to direct their spend to us or one or more of our competitors, and increasingly are seeking price concessions, or other consideration to direct more spend towards us.
If an advertiser or group of advertisers representing a significant portion of the demand on our products, or a publisher or group of publishers representing a significant portion of the inventory available on our platform, decides to materially reduce use of our solutions, it could cause an immediate and significant decline in our revenue and profitability and harm to our business. Loss of important inventory could reduce fees from customers that cannot be shifted to other inventory sources and make it harder to differentiate us from our competitors. The number of media publishers and advertisers in the market is finite, and it could be difficult for us to replace the losses from any publishers or advertisers whose relationships with us diminish or terminate. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure without a commensurate increase in revenue, which would harm our profitability and other operating results.
We rely on publishers, advertisers, and partners to abide by contractual requirements and applicable laws, rules, and regulations when using our products, and legal claims or enforcement actions resulting from their actions could expose us to liabilities, damage our reputation, and be costly to defend.
Publishers, advertisers, and partners impose various requirements upon each other, and they, and the underlying advertisers, are subject to regulatory requirements by governments and standards bodies applicable to their activities. While we contractually limit our exposure to liability in our contracts with advertisers, we may be held liable for the failure to satisfy or facilitate the satisfaction of some of these requirements through the contracts we enter into with publishers, advertisers, and partners. These responsibilities could expose us to significant liabilities, perhaps without the ability to impose effective mitigating controls upon, or to recover from, publishers and advertisers. We could be subject to litigation as a result of such actions, and, if we were sued, we would incur legal costs in our defense and we cannot guarantee that a court would not attribute some liability to us.
We require our publishers, advertisers, data providers, and partners to abide by relevant laws, rules and regulations, and restrictions by their counterparties, when transacting through us, and we generally attempt to obtain representations from advertisers that the advertising they place through us complies with applicable laws and regulations and does not violate third-party intellectual property rights, and from publishers about the quality and characteristics of the impressions they provide. We also generally receive representations from publishers, advertisers, and data providers about their privacy practices and compliance with applicable laws and regulations, including their maintenance of adequate privacy policies that disclose and permit our data collection practices. Nonetheless, there are many circumstances in which it is difficult or impossible for us to monitor or evaluate compliance by publishers, advertisers, and data providers with such representations. For example, we cannot control the content of publisher’s media properties, and we are often unable to determine exactly what information a partner collects after an ad has been placed, and how the advertiser uses any such collected information.
If publishers, advertisers, data providers, or partners fail to abide by relevant laws, rules and regulations, or contract requirements when transacting over our platforms, or after such a transaction is completed, we could potentially face liability to consumers for such misuse. Potential sources of liability to consumers include malicious activities, such as the introduction of malware into consumers’ computers through advertisements served through us, and code that redirects consumers to sites other than the ones consumers sought to visit, potentially resulting in malware downloads or use charges from the redirect site. Publishers may have terms of use in place with their consumers that disclaim or limit their potential liabilities to such consumers, or pursuant to which consumers waive rights to bring class-action lawsuits against the publishers related to advertisements. Similarly, if such misconduct results in enforcement action by a regulatory body or other governmental authority, we could become involved in a potentially time-consuming and costly investigation or we could be subject to some form of sanction or penalty. We may not be able to secure adequate indemnification against such harms or otherwise protect ourselves, and our insurance policies may not adequately cover such claims and losses.
We rely on third-party open source software components. Failure to comply with the terms of the underlying open source software licenses could expose us to liabilities, and the combination of open source software with code that we develop could compromise the proprietary nature of our platform.
We use software licensed to us by third-party authors under “open source” licenses and we expect to continue to utilize open source software in the future. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that we depend upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our products, delay the introduction of new solutions, result in a failure of our products, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, as a result, make our systems more vulnerable to data breaches. Furthermore, some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a specific manner, we could, under some open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.
Although we monitor our use of open source software to avoid subjecting ourselves to conditions we do not intend to apply, we cannot assure you that our processes for controlling our use of open source software on our platforms will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties in order to continue operating our platforms on terms that are not economically feasible, to re-engineer our platforms or the supporting computational infrastructure or to discontinue our use of such code, or to make generally available, in source code form, portions of our proprietary code.
Interruptions or delays in the services provided by critical data centers or internet service providers could impair the delivery of our platform and our business could suffer.
We host our platform using third-party service providers, including two providers of cloud infrastructure services, one of which is Amazon Web Services (“AWS”). We do not have control over the operations of the facilities of AWS and other third-party providers that we use. We therefore depend on our third-party cloud providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. We have the past experienced service disruptions, and we cannot assure you that we will not experience interruptions or delays in our service in the future. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Although we have disaster recovery plans that utilize multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, hurricane, cybersecurity attacks, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, and other similar events beyond our control could negatively affect our platform, including any disruptions in light of increased usage during the COVID-19 pandemic. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired and data may be compromised. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct, all of which could lead to data theft or misappropriation. Any prolonged service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.
Our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, there may be interruptions or delays in service. In addition, the failure of data centers, third-party internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, or there is interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services
Moreover, we are heavily reliant on the cloud services provided by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of or relationship with AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. If AWS unexpectedly terminates our cloud services agreement, we would be forced to incur additional expenses to locate an alternative provider and may experience outages or disruptions to our service. Any service disruption affecting our platform during such migration or while operating on the AWS cloud infrastructure could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business.
Risks Related to our Internal Controls and Finances
Insiders have substantial control over us, including as a result of the dual class structure of our common stock, which could limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Our directors, officers, and holders of more than 5% of our common stock, and their respective affiliates, hold in the aggregate approximately     % of the voting power of our capital stock, and our Founder and Chief Executive Officer, Shawn Riegsecker, individually will hold in the aggregate approximately     % of the voting power. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock will collectively control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. The interests of this group of stockholders may not coincide with your interests or the interests of other stockholders. This concentration of ownership may also have the effect of deterring, delaying, or preventing a change of control of the company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company, and might ultimately affect the market price of our Class A common stock. Having a dual-class common stock structure may make our Class A common stock less attractive to some investors, such as funds and investment companies that attempt to track the performance of any indexes that prohibit or limit the inclusion of companies with such structures.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.
We have entered into, and may in the future enter into, credit facilities which may contain operating and financial covenants that restrict our business and financing activities. We may need additional capital to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.
Various business challenges and opportunities may require additional funds, including the need to respond to competitive threats or market evolution by developing new solutions and improving our operating infrastructure through additional hiring or acquisition of complementary businesses or technologies, or both. In addition, we could incur significant expenses or shortfalls in anticipated cash generated as a result of unanticipated events in our business or competitive, regulatory, or other changes in our market, or longer payment cycles required or imposed by advertisers. As a result, we have entered into, and may in the future enter into, credit facilities such as our revolving line of credit, which contain restrictions that limit our flexibility in operating our business.
The Amended and Restated Credit Agreement contains customary affirmative and restrictive covenants, including covenants that limit our ability to, among other things:
•convey, sell, lease, transfer, assign, or otherwise dispose of or permit any of our subsidiaries to convey, sell, lease, transfer, assign, or otherwise dispose of all or any part of our business or property
•make changes to the nature of our business, liquidate or dissolve, or permit or undergo any change of control;
•engage in mergers or acquisitions or permit any of our subsidiaries to engage in mergers or acquisitions;
•create, incur, allow, or suffer any lien on any of our property, or assign or convey any right to receive income, including the sale of any accounts, or permit any of our subsidiaries to do so;
•maintain any collateral account with specified exceptions;
•make restricted payments, including paying dividends on, retiring, repurchasing, redeeming or making distributions with respect to our capital stock;
•make specified investments;
•directly or indirectly enter into or permit to exist transactions with our affiliates;
•make payments in respect of subordinated debt or amend any provision in any document relating to the subordinated debt which would increase the amount thereof, provide for earlier or greater principal, interest, or other payments thereon, or adversely affect the subordination thereof; and
•become an investment company or a company controlled by an “investment company”, under the Investment Company Act of 1940, as amended.
The revolving line of credit also requires us to remain in compliance with certain financial ratios, such as liquidity and free cash flow. In the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit, and foreclose on the collateral granted to them to collateralize such indebtedness, which includes substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, and investment property and equipment, whether now owned or hereafter acquired or arising, and all proceeds and products thereof. In addition, if we fail to meet the required covenants, we will not have access to further draw-downs under the Amended and Restated Credit Agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Revolving Line of Credit” for additional information.
Our available cash and cash equivalents, any cash we may generate from operations, and our available line of credit under our Amended and Restated Credit Agreement may not be adequate to meet our capital needs, and therefore we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it or we are unable to renew our revolving line of credit when it matures or enter into a new one, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected.
If we do raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, if we issue debt, the holders of that debt would have prior claims on our assets, and in case of insolvency, the claims of creditors would be satisfied before distribution of value to equity holders, which would result in significant reduction or total loss of the value of our equity.
Our management has limited experience in operating a public company.
Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our business. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
We have international operations and plans to continue expanding abroad where we have more limited operating experience, which may subject us to additional cost and economic risks that can adversely affect our business, financial condition, and operating results.
Our international operations and expansion plans create challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems, and commercial infrastructures. we have a limited operating history outside of the United States and Canada, and our ability to manage and expand our business and conduct our operations internationally requires considerable attention and resources.
We have personnel in the U.S., Canada, Mexico, and Argentina, and we are continuing to expand our international operations. Some of the countries into which we are expanding, or potentially may expand, present heightened risks with respect to compliance with anti-corruption laws, trade sanctions, export controls and other laws. Our teams in locations outside the United States are substantially smaller than some of our teams in the United States. To the extent we are unable to effectively engage with non-U.S. advertising agencies or international divisions of U.S. agencies due to our limited sales force capacity, or we are unable to secure quality non-U.S. ad inventory and data on reasonable terms, we may be unable to effectively grow in international markets.
Our international operations and expansion subject it to a variety of additional risks, including:
•risks related to local advertising markets, where adoption of programmatic ad buying may be slower than in the United States, advertisers and inventory and data providers may be less familiar with demand-side platforms and our brand, and business models may not support our value proposition;
•exposure to public health issues, and to travel restrictions and other measures undertaken by governments in response to such issues;
•risks related to compliance with U.S. and local laws and regulations, including those relating to privacy, cybersecurity, data security, antitrust, data localization, anti-bribery, import and export controls, economic sanctions (including to existing and potential partners and clients), tax and withholding (including overlapping of different tax regimes), varied labor and employment laws (including those relating to termination of employees); corporate formation, partnership, restrictions on foreign ownership or investment, and other regulatory limitations or obligations on our operations (such as obtaining requisite licenses or other governmental requirements); and the increased administrative costs and risks associated with such compliance;
•operational and execution risk, and other challenges caused by distance, language, and cultural differences, which may burden management, increase travel, infrastructure, and legal compliance costs, and add complexity to our enforcement of advertising standards across languages and countries;
•geopolitical and social factors, such as concerns regarding negative, unstable, or changing economic conditions in the countries and regions where we operate, global and regional recessions, political instability, and trade disputes;
•risks related to pricing structure, payment, and currency, including aligning our pricing model and payment terms with local norms, higher levels of credit risk and payment fraud, difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure, and difficulties in repatriating or transferring funds from or converting currencies; and
•reduced protection for intellectual property rights in some countries and practical difficulties in enforcing contractual and intellectual property rights abroad.
We may incur significant operating expenses as a result of our international operations and expansion, and we may not be successful. Our international business also subjects it to the impact of differing regulatory requirements, costs and difficulties in managing a distributed workforce, and potentially adverse tax consequences in the U.S. and abroad. If our international activities were found to be in violation of any existing or future international laws or regulations or if interpretations of those laws and regulations were to change, our business in those countries could be subject to fines and other financial penalties, have licenses revoked, or be forced to restructure operations or shut down entirely. In addition, advertising markets outside of the United States are not as developed as those within the United States, and we may be unable to grow our business sufficiently. Any failure to successfully manage the risks and challenges related to our international operations could adversely affect our business, financial condition, and operating results.
Risks Related to this Offering and Ownership of Our Class A Common Stock
Our Class A common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.
The trading price of our Class A common stock following the closing of this offering is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to our Business and Industry” and the following:
•the impact of the COVID-19 pandemic on our financial condition and the results of operations;
•our operating and financial performance and prospects;
•our quarterly or annual earnings or those of other companies in our industry compared to market expectations;
•conditions that impact demand for our products and/or services;
•future announcements concerning our business, our clients’ businesses or our competitors’ businesses;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•the market’s reaction to our reduced disclosure and other requirements as a result of being an emerging growth company;
•the size of our public float;
•coverage by or changes in financial estimates by securities analysts or our failure to meet their expectations;
•market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
•strategic actions by us or our competitors, such as acquisitions or restructurings;
•changes in laws or regulations which adversely affect our industry or us;
•privacy and data protection laws, privacy or data breaches, or the loss of data;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in senior management or key personnel;
•issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
•changes in our dividend policy;
•adverse resolution of new or pending litigation against us; and
•changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.
These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.
Following periods of market volatility, stockholders may institute securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market or active private market for our Class A common stock. We have applied to list our Class A common stock on the             . However, an active trading market may not

develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
We do not intend to pay dividends on our Class A common stock for the foreseeable future.
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. In addition, the terms of the Amended and Restated Credit Agreement restrict our ability to pay dividends to limited circumstances. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.
All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (including any shares that may be purchased by any of our affiliates in this offering). The remaining shares of our Class A common stock are subject to the lock-up agreement or market stand-off agreements described below.
Subject to certain exceptions, we, all of our directors and executive officers, and substantially all of the holders of our Class A common stock, or securities exercisable for or convertible into our Class A common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Goldman Sachs & Co. LLC, BofA Securities, Inc. and RBC Capital Markets, LLC, on behalf of the underwriters, for a period of        days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
In addition, as of September 30, 2021, we had options outstanding that, if fully exercised, would result in the issuance of                 shares of our             common stock. We also granted options to purchase               shares of our        common stock subsequent to September 30, 2021. All of the shares of common stock issuable upon the exercise or settlement of stock options, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.
We may become involved in claims, lawsuits, government investigations and other proceedings that could adversely affect our business, financial condition and results of operations.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition and results of operations.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.
Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the offering price range set forth on the cover page of this prospectus, and the issuance of shares of common stock in this offering, you will experience immediate dilution of $        per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of December 31, 2020. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See the section titled “Dilution” for additional information.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock subsequent to the completion of this offering, in adverse publicity or in other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of our indices, including the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of our indices. Under such announced policies, the dual class structure of our stock would make it ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.
The restated certificate and restated bylaws, to become effective at the closing of this offering, and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, the restated certificate and/or our bylaws will include the following provisions:
•our dual class structure, which means that holders of our Class B common stock, including our chief executive officer, will have substantial control over us;
•a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
•limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
•subsequent to holder of shares of our super-voting Class B common stock no longer having control over us by virtue of holding such shares, a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;
•a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and
•advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding Class A common stock and Class B common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Class A common stock and Class B common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.
Any provision of our restated certificate and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated certificate of incorporation, which will become effective prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (“Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, stockholders, employees or agents to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the restated certificate or restated bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the restated certificate to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our restated certificate and restated bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in our restated certificate to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.
If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.
If our existing stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares Eligible for Future Sale.” After these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

In addition, following the expiration of the lock-up agreements referred to above, certain stockholders will be entitled, under our investors’ rights agreement, to require us to register shares owned by them for public sale in the United States. We also expect to file a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
Additionally, certain of our employees, executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our Class A common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information, subject to the expiration of the lock-up agreements and Rule 144 requirements referred to above.
Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.
In the future, we may sell Class A common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We expect to issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock, including our Class A common stockholders.
General Risk Factors
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the    . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.
Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, may result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the periodic reports we will file with the SEC. However, while we remain an “emerging growth company,” we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose.
Upon becoming a public company, and particularly after we are no longer an “emerging growth company,” significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and operating results.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.
We could be an emerging growth company for up to five fiscal years following the completion of this offering. However, certain circumstances could cause us to lose that status earlier, including the date on which we are deemed to be a “large accelerated filer,” under applicable SEC rules, if we have total annual gross revenue of $1.07 billion or more, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after it is no longer an emerging growth company.
As a public company, we will incur legal, accounting, and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of the      and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after it is no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business, financial condition, operating results, cash flows, and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, operating results, cash flows, and prospects. we have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. The measures we take, however, may not be sufficient to satisfy our obligations as a public company. Additionally, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, operating results, cash flows, and prospects.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities in their application and practice, regulatory authorities may initiate legal proceedings against Basis, and there could be a material adverse effect on our business, financial condition, operating results, cash flows, and prospects.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.
If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements regarding, among other things our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend” “may,” “might,” “plan,” “possible,” “potential,” “project,” “scheduled,” “seek,” “should,” “will” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this prospectus include, but are not limited to, statements about the ability of Basis to:
•execute our business strategy, including expansions in new geographies.
•continue to develop new products and innovations to meet constantly evolving customer demands;
•acquire or make investments in other businesses, patents, technologies, products or services to grow the business;
•develop, design, and sell services that are differentiated from those of competitors;
•anticipate the impact of the COVID-19 pandemic and the potential end of the COVID-19 pandemic and its effect on business and financial conditions;
•manage risks associated with operational changes in response to the COVID-19 pandemic;
•attract, train, and retain effective officers, key employees or directors;
•enhance future operating and financial results;
•comply with laws and regulations applicable to our business;
•stay abreast of modified or new laws and regulations applicable to our business, including data and privacy regulation;
•anticipate the impact of, and response to, new accounting standards;
•respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;
•anticipate the significance and timing of contractual obligations;
•maintain key strategic relationships with publishers and advertisers;
•respond to uncertainties associated with product and service development and market acceptance;
•successfully defend litigation;
•upgrade and maintain information technology systems;
•access, collect, and use personal data about consumers;
•acquire and protect intellectual property;
•anticipate rapid technological changes;

•meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;
•maintain the listing on, or the delisting of our securities from, the          or an inability to have our securities listed on the            or another national securities exchange;
•effectively respond to general economic and business conditions; and
•obtain additional capital, including use of the debt market.
Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this prospectus, could affect the future results of Basis and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this prospectus:
•litigation, complaints, product liability claims and/or adverse publicity;
•laws and regulations related to data privacy, data protection and information security;
•the impact of changes in consumer spending patterns, consumer preferences, local, regional, national, and international economic conditions, crime, weather, demographic trends, and employee availability;
•the impact of the COVID-19 pandemic on our financial condition and results of operations; and
•any defects in new products or enhancements to existing products or services.
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under the heading “Risk Factors” and elsewhere in this prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our business, financial condition, or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on the business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $      million, or $     million if the underwriters exercise their option to purchase additional shares in full.
A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $      million, assuming the number of shares of our Class A common stock offered by us remains the same, and after deducting the underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $       million, assuming that the assumed initial public offering price of $           remains the same, and after deducting the underwriting discounts and commissions.
We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for working capital and other general corporate purposes. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See the section titled “Use of Proceeds” for additional information.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.
Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Additionally, our ability to pay dividends or make distributions is limited by certain restrictions in connection with the Amended and Restated Credit Agreement. For additional information regarding the Amended and Restated Credit Agreement, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Line of Credit.”) Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2021 as follows:
•on an actual basis;
•on a pro forma basis to give effect to (i) the amendment to our currently in effect amended and restated certificate of incorporation to implement the two classes of common stock described in this prospectus, the Class B common stock and the Class A common stock, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of September 30, 2021 into             shares of our        common stock, and (iii) the filing and effectiveness of our restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering; and
•a pro forma as adjusted basis to give effect to the adjustments described above as well as the sale and issuance by us of shares of our Class A common stock offered in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Summary Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma as Adjusted(1)
(In thousands, except share and per share data)	As of September 30, 2021
Cash and cash equivalents	$	$	$
Long term debt, net	$	$	$
Convertible Series A preferred stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted; liquidation preference: $ ;
Convertible Series B preferred stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted; liquidation preference: $
Stockholders' equity (deficit):
Preferred stock, $0.01 par value, zero shares authorized, issued and outstanding, actual; shares authorized, zero shares issued and outstanding, pro forma and pro forma as adjusted.
Class A common stock (pre-IPO), voting, $0.01 par value, shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.
Convertible Class B common stock (pre-IPO), non-voting, $0.01 par value, shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.
Class A common stock, one vote per share, $0.0001 par value, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted.
Class B common stock, 10 votes per share, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted.
Additional paid-in capital
Accumulated deficit
Treasury stock, at cost ( shares)
Noncontrolling interest
Total stockholders' equity (deficit)
Total capitalization		$	$
________________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and capitalization by $     million assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and expenses payable by us.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and capitalization outstanding as of September 30, 2021 would be $      million, $      million, $      million and     , respectively.
The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based upon         shares of our Class A common stock outstanding and         shares of our Class B common stock outstanding (after giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of                       shares of our               common stock immediately prior to the completion of this offering), in each case, as of September 30, 2021, and excludes:
•               shares of      common stock issuable upon the exercise of options to purchase shares of our        common stock that were outstanding as of September 30, 2021 under our 2011 Plan, with a weighted-average exercise price of $          per share;
•               shares of our        common stock issuable upon the exercise of options to purchase shares of our      common stock granted after September 30, 2021 under our 2011 Plan, with a weighted- average exercise price of $          per share;
•               RSU’s to be settled in                      shares of our        common stock outstanding as of September 30, 2021 under our 2011 Plan;
•               RSU’s to be settled in                      shares of our        common stock granted after September 30, 2021 under our 2011 Plan;
•               shares of our     common stock reserved for future issuance under our equity compensation plans, consisting of:
•                shares of our      common stock to be reserved for future issuance under our 2022 Plan, which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part;
•                shares of our      common stock reserved for future issuance under our 2011 Plan, which number of shares will be added to the shares of our          common stock to be reserved for future issuance under our 2022 Plan upon its effectiveness; and
•shares of our          common stock to be reserved for future issuance under our ESPP, which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part.
Our 2022 Plan and ESPP each provide for automatic annual increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares of our       common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.
As of          , 2021, our pro forma net tangible book value was $          million, or $          per share of our            common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our            common stock outstanding as of           , 2021, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into            shares of our               common stock and (ii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering.
After giving effect to the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of          , 2021 would have been $          million, or $          per share. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2021
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution per share to new investors in this offering	$
The dilution information discussed above is illustrative only and will change based on the actual initial offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $          per share and would increase or decrease, as applicable, the dilution per share to new investors in this offering by $          per share, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $          per share and would increase or decrease the dilution to new investors by $          per share, assuming the assumed initial public offering price, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering would be $            per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of             , 2021, after giving effect to (i) the pro forma adjustments described above and (ii) the redesignation of our outstanding common stock as Class        common stock, the difference between existing stockholders and new investors purchasing shares of Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
New investors purchasing shares in this offering					$
Total		100%	$	100%
A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors by $         million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own % and our new investors would own % of the total number of shares of our Class A common stock outstanding upon completion of this offering.
In addition, to the extent we issue any additional stock options or any outstanding stock options or warrants are exercised, or we issue any other securities or convertible debt in the future, investors will experience further dilution.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based upon              shares of our Class A common stock outstanding and         shares of our Class B common stock outstanding (after giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of                        shares of our                     common stock immediately prior to the completion of this offering), in each case, as of September 30, 2021, and excludes:
•               shares of      common stock issuable upon the exercise of options to purchase shares of our        common stock that were outstanding as of September 30, 2021 under our 2011 Plan, with a weighted-average exercise price of $          per share;
•               shares of our        common stock issuable upon the exercise of options to purchase shares of our      common stock granted after September 30, 2021 under our 2011 Plan, with a weighted-average exercise price of $          per share;
•               RSU’s to be settled in                        shares of our        common stock outstanding as of September 30, 2021 under our 2011 Plan;
•               RSU’s to be settled in                        shares of our        common stock granted after September 30, 2021 under our 2011 Plan;

•                 shares of our     common stock reserved for future issuance under our equity compensation plans, consisting of:
•                  shares of our       common stock to be reserved for future issuance under our 2022 Plan, which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part;
•                  shares of our       common stock reserved for future issuance under our 2011 Plan, which number of shares will be added to the shares of our         common stock to be reserved for future issuance under our 2022 Plan upon its effectiveness; and
•shares of our         common stock to be reserved for future issuance under our ESPP, which will become effective immediately prior to the effective date of the registration statement of which this prospectus forms a part.
Our 2022 Plan and ESPP each provide for automatic annual increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares of our       common stock that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2019 refer to the year ended December 31, 2019, and all references to 2020 refer to the year ended December 31, 2020.
Overview
Basis Global Technologies is a leading provider of cloud-based workflow automation and business intelligence software for marketing and advertising functions within enterprises. Our internally-developed SaaS platform is composed of a suite of integrated applications that automate manual operations, standardize business processes, and improve marketing and advertising performance. We provide customers a comprehensive selection of unique buying methods across all media channels and devices, utilizing all major creative types and formats. Our software creates a single system of record, seamless team collaboration, and actionable data-driven insights yielding material gains in productivity and increased profitability its users.
Our diverse base of customers ranges from mid-market advertising agencies and holding company’s to Fortune 500 global brands. Our customers choose between our Managed Activation and Self-Service solutions, depending on specific needs. Through our Managed Activation business, our dedicated team of digital media experts utilize our comprehensive software platform to support our customers across the digital advertising life cycle, including campaign strategy and execution, data management, and industry-focused training and education. Our Self-Service offering includes our workflow automation software and media purchase execution capabilities, which is used directly by marketers and their advertising agencies to centralize the planning, buying, measurement, reporting, and billing of advertising activities across programmatic and traditional channels.
Developed in 2007 as an internal-use solution, our workflow automation software was originally utilized by our Managed Activation team to provide media buying support to our customers. We subsequently introduced the workflow automation software as an independent software offering in 2018, allowing users to benefit directly from the same platform used by our Managed Activation team. As a centralized solution, the workflow automation software eliminates the need for multiple, disparate point-solutions that otherwise create separation between internal activation teams. Our workflow automation software’s integration with over 100 third party technology vendors allows us to provide a frictionless experience and enhanced collaboration across siloed teams.
Our users benefit from cleaner data and improved line-of-sight into holistic advertising campaign performance leading to improved return on ad spend, while also providing insights into operational performance and improvements that lead to greater profitability for their businesses.
Our Business Model
We generate revenue through two complementary segments, Managed Activation and Self-Service.
Our Self-Service and Managed Activation solutions are tailored to address our customers varying degrees of resources, capabilities, and domain expertise to manage and optimize their digital media investments. While our easy-to-use, Self-Service solution is the platform of choice for our customers with adequate in-house capabilities, many of our customers seek to fill their capability gaps and enjoy the benefits of our workflow automation software through our high-touch Managed Activation service offerings. Each of our solutions has its own pricing model tailored to our customers’ specific needs.

Managed Activation
Our Managed Activation segment generates revenue primarily by utilizing our workflow automation software to plan, buy, and execute digital advertising campaigns for our customers. Our dedicated team of digital media experts provide our customers with digital advertising campaign strategy and execution services. We provide these services using the same workflow automation software offered by our Self-Service segment. Under this model, our customers benefit from the centralized, data driven structure of the workflow automation software in a managed service environment. Customers often use our Managed Activation services before transitioning to our Self-Service solution. As these customers develop internal employees, they will often transition these services in house while continuing to rely on the workflow automation software.
We earn revenue based on the number of impressions delivered on behalf of our customers and revenue is presented on a gross basis inclusive of traffic acquisition costs, with customer agreements ranging from month-to-month to multi-year arrangements. Our agreements with Managed Activation customers typically include termination rights allowing customers to cancel the insertion order with advance notice prior to delivery.
Self-Service
Through our Self-Service segment, we provide customers direct access to the same workflow automation software used by our Managed Activation team members. Using the workflow automation software, our customers are able to directly plan their media campaigns and perform programmatic and traditional media buying, communicate and contract with vendors, monitor campaign performance and analytics, and complete advertising campaign financial reconciliations in a self-service environment. Self-Service revenue, which is recognized net of traffic acquisition costs incurred and payable to suppliers, primarily consists of platform fees charged to customers based on advertising inventory purchases placed through the workflow automation software, with customer agreements typically ranging from one year to multi-year arrangements. Our agreements with Self-Service customers include termination rights after the first 90 days of the agreement and generally do not include long-term obligations requiring customers to use our platform.
Marketers and advertisers use the workflow automation software to deliver advertising campaigns that reach their most valued consumers. Through platform integrations and direct relationships, we enable customer access to both biddable and non-biddable inventory across devices, channels, and formats throughout North America, LATAM and the EU. The workflow automation software supports a full range of transaction types including real time bidding over open exchanges, private marketplace, and direct-to-publisher, allowing customers to quickly and easily assess pricing variations across transaction types to source the inventory from publishers that best fit our customers’ objectives.
Key Factors Affecting Our Performance
There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:
Increasing Complexity in Digital Advertising
We believe the complexity and challenges of executing and managing digital advertising campaigns have grown exponentially over time. Our customers are constantly discovering new digital advertising channels, increasing their need for new technologies, specialized talent, and analytics to monitor return on ad spend in an increasingly complex environment. The ad hoc introduction and adoption of new technologies in response to these new advertising channels often results in a patchwork of incompatible and disparate systems, challenging an advertisers’ ability to effectively plan, execute, and monitor advertising campaigns. Our Self-Service and Managed Activation offerings directly address these challenges, providing customers with a holistic and integrated solution to plan and manage their digital advertising strategy.

Growth of Existing Customers
Our customers include many of the largest digital advertisers in the world. Over time, we have continued to expand on our existing customer relationships, as exhibited by our increasing net dollar retention rates of 118% and 96% within Self-Service in the years ended December 31, 2020, and 2019, respectively. Our Self-Service net dollar retention rate as of August 31, 2021 increased to 170%, representing sequential growth from December 31, 2020 of 52 percentage points. Our net dollar retention rate is an indicator of customer utilization of our products and services. Retention rates above 100% indicate that our existing customers find benefit in utilizing our products and services, and may push additional marketing spend through our solutions in the future.
We believe that we will be able to continue expanding on our existing customer relationships as they increase their spend on digital advertising and as we introduce new solutions in the future across key channels, formats, devices and geographies. Our long-term vision is aimed at adding functionality to our workflow automation software and service offerings to address the increasingly complex needs of our customers with a single easy-to-use solution to drive their digital advertising strategies.
The Ongoing Importance of Programmatic Advertising
Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. It is becoming increasingly prominent in the digital advertising industry, as bids/asks for digital ad inventory can be completed in an efficient and automated manner. Programmatic ad buyers and trading platforms benefit from consistent access to quality inventory and data to improve purchasing decisions and increase return on ad spend. We believe advertisers value having a single data source to leverage when making real-time decisions on programmatic ad placements across all channels and formats. Programmatic advertising continues to grow as the preferred transactional channel within digital media activation, with global programmatic advertising spend expected to grow at a 14% compound annual growth rate between 2020 and 2025, increasing from $134 billion in 2020 to $262 billion in 2025, according to IDC.
Opportunity for Intelligent Process Automation
Brands, agencies, and publishers continue to face pressure to become more strategic, creative, and innovative in order to capture consumer attention through paid media. The media buying process is a complex task, often involving dozens of teams and several third-party vendors to manage the end-to-end process. According to a 2016 Digiday report commissioned by us, a approximately half of media professionals are switching between software platforms more than eleven times per day and approximately a quarter are switching between platforms more than 21 times per day. These various stages and constituents create natural inefficiencies causing advertisers to seek solutions that improve daily output. The advertising buying industry is keen for further automation and digital transformation within the enterprise. Growing customer utilization of our workflow automation software has facilitated the growth of our Self-Service revenue of 73.8% and 23.6% in the years ended December 31, 2020 and 2019, respectively.
Investment in Growth
We believe that the advertising market is in the early stages of a secular shift towards programmatic advertising. We plan to invest for long-term growth. We anticipate that our operating expenses and software capitalization will increase in the foreseeable future as we invest in technology and development to enhance our product capabilities to acquire new customers and increase our customers’ usage of our platform. To the extent we may be able to grow the business into new geographies or acquire new technologies, we may also pursue strategic acquisitions in the future.
We believe that these investments will contribute to our long-term growth, although they may have a negative impact on our profitability in the near-term.
New Geographies
Our customers are predominantly located in the United States. We intend to grow our presence in international markets in order to meet the needs of our existing customers and accelerate new customer acquisition in key geographies outside of North America. We believe our expansion to these new markets, both organically and inorganically, will help us to build on the domestic services we currently provide to our existing customers with international operations, while enabling us to win the business of some of the world's largest international advertisers.
Seasonality
We experience fluctuations in revenue that coincide with seasonal fluctuations in the digital ad spending of our customers. Advertisers typically allocate the largest portion of their media budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. As a result, the fourth quarter of the year typically reflects our highest level of measurement activity, while the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole. While our revenue is highly recurring, seasonal fluctuations in ad spend may impact quarter-over-quarter results.
COVID-19
Since January 2020, the outbreak of COVID-19 has evolved into a worldwide pandemic. We have modified our operations in line with our business continuity plans. As a result of the pandemic, we temporarily closed our offices globally, including our corporate headquarters in Chicago, and are currently operating with many staff members working remotely. On a regular basis, management is reviewing operations and with minimal interruptions in our customer facing operations related to the COVID-19 pandemic to date. We instituted temporary salary reductions in the second and third quarters of 2020 due to the COVID-19 pandemic. In the fourth quarter of 2020, normal salaries were reinstated and employees were made whole for any reductions in the second and third quarters.
To date, we have not experienced a material increase in customers' cancellations, requests for more favorable contractual terms, or concessions as a result of the pandemic. We have also not experienced a significant deterioration in the collectability of our receivables or a material negative impact from our vendors and third-party service providers.
While the impact of the pandemic on our business has been limited to date, our revenues are dependent on advertiser demand. The pandemic has resulted in market disruptions and a global economic slowdown, which has materially impacted demand for a broad variety of goods and services and is also disrupting sales channels and marketing activities. To the extent that demand for digital advertising declines, our results of operations and financial condition may be materially impacted. The duration of such disruptions remains uncertain. See "Risk Factors” for more information on risks and uncertainties that may impact our business and financial results.
Components of Results of Operations
Revenues
We earn revenues through both our Managed Activation and Self-Service segments.
Managed Activation: Our Managed Activation segment generates revenue through planning, buying, and executing digital advertising campaigns. Customers may place advertisements on single or multiple digital platforms. Revenue primarily consists of fees earned based on the number of impressions delivered for a given advertisement. We recognize Managed Activation revenue on a monthly basis based on impressions delivered.
Self-Service: Our Self-Service segment generates revenue by providing users access to our workflow automation software to plan and execute their digital advertising campaigns in exchange for a platform fee. Self-Service revenues, which we recognize net of TAC in accordance with GAAP, primarily consist of platform fees, which are calculated based on a percentage of a customer’s advertising inventory purchases placed through and executed on our workflow automation software.

Cost of Revenue
Cost of revenue consists of direct and indirect costs incurred to generate revenue. Direct costs incurred by our Managed Activation segment and classified within cost of revenue include traffic acquisition costs and costs to monitor and track delivery of advertising campaigns, in addition to cloud hosting costs. Direct costs incurred by our Self-Service segment that are reflected in cost of revenue consist entirely of cloud hosting costs, as Self-Service revenues are presented net of TAC in accordance with GAAP.
Indirect costs incurred by both our Managed Activation and Self-Service segments include personnel costs for individuals who provide customer support, including salaries, bonuses, share-based compensation, employee benefits costs, and commissions costs, as well as amortization expense from internal-use software.
Operating Expenses
Our Operating Expenses Consist of the Following:
Sales and Marketing: Sales and marketing expenses primarily consist of personnel costs and share-based compensation for our sales and marketing personnel, in addition to costs for travel and entertainment, advertising, promotional and other marketing activities, and certain overhead costs.
Technology and Development: Technology and development expenses primarily consist of personnel costs, share-based compensation and professional service fees, in addition to costs incurred in the development, implementation, and maintenance of internally developed software, including our workflow automation software. These expenses are presented net of the amount capitalized in accordance with GAAP for internal-use software.
General and Administrative: General and administrative expenses primarily consist of personnel costs and share-based compensation associated with our executive, finance, legal, human resources, and other administrative personnel, in addition to professional services fees, rent expense, bad debt expense, and certain overhead costs, including depreciation expense.
Interest Expense
Interest expense primarily consists of interest expense associated with our revolving line of credit (see “—Liquidity and Capital Resources” below).
Other (Expense) Income, Net
Other (expense) income, net primarily consists of gains and losses from foreign currency exchange transactions, changes in fair value of our preferred stock warrant liability, and other miscellaneous expenses.
Income Tax Expense
Income tax expense primarily consists of federal, state, and foreign income taxes.
Key Business Metrics
We review the following key business metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.
Number of Customers & Average Revenue ex-TAC Per Customer
We define a customer to be a unique party from whom we have received a signed contract or an insertion order for ad placement and generated in aggregate at least $5 thousand in Revenue ex-TAC (as defined below) during the previous 12 months. Similarly, we define average revenue-ex TAC per customer to be revenue ex-TAC generated in the most recent 12 months divided by the number of customers. We believe these criteria best identify customers who actively use our set of solutions. We count agencies who work with multiple brands or brand divisions as one customer independent of the number of insertion orders they may enter into with the Company. Similarly, brands that have multiple sub-brands or divisions are also considered one customer.

We believe that our ability to increase the number of customers is an important indicator of our ability to grow revenue ex-TAC over time. We believe that our number of customers is an indicator not only of our market penetration, but also of our potential for future growth as our customers often expand their adoption of our platform over time. Over time, we have generated an increasing amount of average revenue ex-TAC per customer. As a result, fluctuations in the number of customers and changes in revenue ex-TAC may not always have a direct correlation.
For our Managed Activation segment, the total number of customers decreased from 679 as of December 31, 2019 to 594 as of December 31, 2020. The decrease in customers was primarily driven by our focus to grow our market share with larger customers, which resulted in an increase in average revenue ex-TAC per customer. From 2019 to 2020, our Managed Activation average revenue ex-TAC per customer increased from $166 thousand to $193 thousand. For our Self-Service segment, the total number of customers increased from 430 as of December 31, 2019 to 487 as of December 31, 2020 as more customers adopted our workflow automation software. Average revenue ex-TAC per customer within our Self-Service segment increased from $54 thousand as of December 31, 2019 to $80 thousand as of December 2020.

	Years Ended December 31,
Number of Customers	2020	2019
Managed Activation	594	679
Self-Service	487	430
Net Dollar Retention Rate
Net dollar retention rate is an important indicator of customer satisfaction and usage of our services and software, as well as potential revenue for future periods. We calculate our net dollar retention rate at the end of each period using Revenue ex-TAC (defined below). We define net dollar retention rate as Revenue ex-TAC generated in the most recently completed 12-month period (“Current Period”), divided by Revenue ex-TAC generated in the 12-month period immediately preceding the Current Period (“Prior Period”). Current Period revenue excludes any amounts generated from customers acquired in the most recently completed 12-month period. For our Managed Activation segment, we calculate net dollar retention rate for customers who have media spend over $300 thousand in any 12-month period within the past 24 months, which represents 96% of total revenue in 2020. For our Self-Service segment, we calculate net dollar retention rate for all customers.

	Years Ended December 31,
	2020	2019
Managed Activation	85%	88%
Self-Service	118%	96%
Compared to our Self-Service segment, Managed Activation customers generally include more brands and stand-alone businesses. During 2020, the ad spending budgets of these businesses were disproportionately impacted by the pandemic, resulting in a decrease in net dollar retention rate.
Conversely, we experienced meaningful improvement in our Self-Service segment’s net dollar retention rate during 2020, which resulted from increased Self-Service Revenue ex-TAC related to the 2020 election in addition to deeper market penetration. Our Self-Service segment also benefited from the remote working environment adopted by many of our customers during the pandemic, as customers increasingly recognized the need for a unified software solution to facilitate their digital advertising strategies.
Non-GAAP Measures
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, operating results or future outlook.
The non-GAAP financial information below is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation from or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
Revenue ex-TAC and Revenue ex-TAC Profit Margin
We define Revenue ex-TAC as our revenue excluding traffic acquisition costs (“TAC”). Our traffic acquisition costs primarily consist of amounts incurred and payable to suppliers for the cost of advertising inventory, third-party data and other add-on features. We define Revenue ex-TAC Profit Margin as our GAAP Gross Profit as a percentage of Revenue ex-TAC. We use Revenue ex-TAC and Revenue ex-TAC Profit Margin as key measures to evaluate operating performance. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-over-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC and Revenue ex-TAC Profit Margin provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Revenue ex-TAC and Revenue ex-TAC Profit Margin have limitations as analytical tools, and you should not consider these metrics in isolation from or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:
•Other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and
•Other companies may report Revenue ex-TAC, Revenue ex-TAC Profit Margin or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure.
Because of these and other limitations, you should consider Revenue ex-TAC and Revenue ex-TAC Profit Margin alongside our GAAP financial results, including revenue and gross profit. The following table presents a reconciliation of Revenue ex-TAC to revenues, the most directly comparable GAAP measure, for each of the periods indicated in total and by segment:

	Years Ended December 31,
	2020	2019
	(in thousands)
Reconciliation of Revenue Ex-TAC
Total Revenues (GAAP)(1)	$387,605	$384,029
Adjustments:
Traffic acquisition costs	228,329	246,251
Revenue ex-TAC	$159,276	$137,778
Gross Profit	$118,890	$97,109
Revenue ex-TAC Profit Margin	75%	70%
______________
(1)Amount agrees to the Total revenues presented in our consolidated financial statements. Within our consolidated financial statements, revenue generated by our Self-Service segment is presented net of traffic acquisition costs, while revenue generated by our Managed Activation segment includes traffic acquisition costs that are invoiced to customers.

Managed Activation	(in thousands)
Total Revenues (GAAP)	$343,597	358,692
Adjustments:
Traffic acquisition costs	228,329	246,251
Revenue ex-TAC	$115,268	$112,441

Self-Service	(in thousands)
Revenues	$44,008	$25,337
Adjustments:
Traffic acquisition costs	—	—
Revenue ex-TAC	$44,008	$25,337
Revenue ex-TAC increased from $137.8 million for the year ended December 31, 2019 to $159.3 million for the year ended December 31, 2020. The 16% increase was primarily driven by increased demand to execute media buys on the workflow automation software within our Self-Service segment. During the same period, customers in our Self-Service segment increased by 13% from 430 as of December 31, 2019 to 487 as of December 31, 2020. In addition to an increase in customers, our Self-Service segment also grew the amount of Revenue ex-TAC generated by existing customers during 2020, as exhibited by our increase in net dollar retention rate from 96% during the year ended December 31, 2019 to 118% during the year ended December 31, 2020.
The adjustment for traffic acquisition costs when computing revenue ex-TAC decreased as a percentage of GAAP revenues in 2020, due to the overall mix of revenues between the Self-Service and Managed Activation revenues. Traffic acquisition costs as a percentage of total GAAP revenues decreased from 64% during 2019 to 59% during 2020.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
We define EBITDA as earnings before interest, taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted for share-based compensation expense and impairments of long-lived assets. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Revenue ex-TAC. We use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as measures of operational efficiency. We believe that these non-GAAP financial measures are useful to investors for period-over-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:
•EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as share-based compensation expense, depreciation and amortization, interest income and expense, provision for income taxes, and certain one-time items such as impairments of long-lived assets, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;
•Our management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•Adjusted EBITDA and Adjusted EBITDA Margin provide consistency and comparability with our past financial performance, facilitate period-over-period comparisons of operations, and also facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

In addition to the items noted above, our use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as non-GAAP financial measures has limitations as an analytical tool, including the following:
•EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect: (a) changes in, or cash requirements for our working capital needs; or (b)tax payments that may represent a reduction in cash available to us;
•Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the potentially dilutive impact of share-based compensation;
•Although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin or similarly titled measures differently, limiting their usefulness as comparative measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Years Ended December 31,
	2020	2019
	(in thousands)
Net income (loss) (GAAP)	$3,162	$(6,890)
Adjustments:
Interest expense	571	938
Income tax expense	961	379
Depreciation and amortization	8,601	12,138
EBITDA	$13,295	$6,565
Share-based compensation expense(1)	2,774	2,637
Impairment of customer relationship intangible asset(2)	—	1,990
Adjusted EBITDA	$16,069	$11,192
______________
(1)We incur share-based compensation expense, which is a non-cash charge that we do not consider to be indicative of our core operating performance.
(2)During 2019, we incurred non-cash charges related to the impairment of a customer relationship intangible asset, resulting from the bankruptcy of one customer. We do not consider this impairment charge to be indicative of our core operating performance.

	Years Ended December 31,
	2020	2019
	(dollars in thousands)
Revenue ex-TAC	$159,276	$137,778
Adjusted EBITDA	$16,069	$11,192
Adjusted EBITDA Margin	10%	8%

Results of Operations
The following table sets forth our results of operations for each of the periods presented:

	Years Ended December 31,
	2020	2019
	(in thousands)
Revenues:
Managed Activation	$343,597	$358,692
Self-Service	44,008	25,337
Total revenues	387,605	384,029
Cost of revenue	268,715	286,920
Gross profit	118,890	97,109

Operating expenses:
Sales and marketing	53,806	47,881
Technology and development	18,960	12,150
General and administrative	40,800	43,206
Total operating expenses	113,566	103,237

Operating income (loss)	5,324	(6,128)

Other income (expense):
Interest expense	(571)	(938)
Other (expense) income, net	(630)	555
	(1,201)	(383)

Income (loss) before income taxes	4,123	(6,511)
Income tax expense	961	379
Net income (loss)	$3,162	$(6,890)

The following table sets forth the components of our results of operations for each of the periods presented as a percentage of revenues:

	Years Ended December 31,
	2020	2019
Total revenues	100%	100%
Cost of revenue	69.3%	74.7%
Gross profit	30.7%	25.3%

Operating expenses:
Sales and marketing	13.9%	12.5%
Technology and development	4.9%	3.2%
General and administrative	10.5%	11.2%
Total operating expenses	29.3%	26.9%

Operating income (loss)	1.4%	(1.6)%

Other income (expense):
Interest expense	(0.1)%	(0.2)%
Other (expense) income, net	(0.2)%	0.1%
Total Other income (expense)	(0.3)%	(0.1)%

Income (loss) before income taxes	1.1%	(1.7)%
Income tax expense	0.3%	0.1%
Net income (loss)	0.8%	(1.8)%
Comparison of the Years Ended December 31, 2020 and 2019
Revenues
The following table presents consolidated revenues:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Total revenues	$387,605	$384,029	$3,576	1%
Total revenues increased $3.6 million, or 1%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by an $18.7 million increase in revenues from our Self-Service segment, due to significant adoption of our workflow automation software by new customers and higher utilization of our workflow automation software by existing customers. The increase in Self-Service revenues was partially offset by a decrease in Managed Activation revenues of $15.1 million due to the delay or reduction of digital advertising budgets for certain customers in connection with COVID-19 cost savings. Compared to our Self-Service segment, Managed Activation customers generally include more brands and stand-alone businesses. During 2020, the advertising budgets of these businesses were disproportionately impacted by the pandemic, resulting in a decrease to Managed Activation revenues. Conversely, we experienced meaningful improvement in our Self-Service revenues during 2020, which resulted from increased advertising spend related to the 2020 election in addition to deeper market penetration. Our Self-Service segment also benefited from the remote working environment adopted by many of our customers during the pandemic, as customers increasingly recognized the need for a unified software platform to facilitate their digital advertising strategies.

Cost of Revenue
The following table presents consolidated cost of revenue:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Cost of revenue	$268,715	$286,920	$(18,205)	(6)%
Cost of revenue decreased $18.2 million, or 6%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. Within Managed Activation, we saw a $20.6 million decrease in our cost of revenue that was primarily due to the decrease in our service revenues generated by our Managed Activation segment, which resulted in a corresponding decrease in traffic acquisition costs as traffic acquisition costs are variable costs. Within Managed Activation, we also saw savings of $2.5 million related to decreased amortization and impairment expense for our internal-use software. Cost of revenue within Self-Service increased $2.4 million compared to the year ended December 31, 2019 primarily due to an increase of $1.7 million to cloud hosting costs.
Gross Profit
The following table presents consolidated gross profit:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Gross profit	$118,890	$97,109	$21,781	22%
Gross profit increased $21.8 million, or 22%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was driven by the shift in revenue mix from our Managed Activation segment to our Self-Service segment, which historically provides for higher gross margins.
Sales and Marketing
The following table presents sales and marketing expenses:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Sales and marketing:
Personnel expenses	$50,462	$41,116	$9,346	23%
Other	3,344	6,765	(3,421)	(51)
Total sales and marketing	$53,806	$47,881	$5,925	12%
Sales and marketing expenses increased $5.9 million, or 12%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase primarily resulted from increases in personnel expenses of $9.3 million, mainly related to a $6.6 million increase in commissions expense due to higher Self-Service segment revenues, specifically new customer revenue, and overall a higher percentage of sellers achieving their fiscal year quotas in the year ended December 31, 2020 as compared to the year ended December 31, 2019. This increase was partially offset by a reduction in travel and entertainment expenses for marketing personnel of $3.1 million and a reduction in other marketing expenses of $0.3 million.

Technology and Development
The following table presents technology and development expenses:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Technology and development:
Personnel expenses	$16,029	$8,834	$7,195	81%
Other	2,931	3,316	(385)	(12)%
Total technology and development	$18,960	$12,150	$6,810	56%
Technology and development expenses increased $6.8 million, or 56%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. Compared to 2019, in 2020 our technology team had a greater focus on optimizing and increasing capacity of our system infrastructure as our customer base grows and moves up market. These activities, which generally do not qualify for capitalization, resulted in increased expenses during 2020. Specifically, personnel expenses for our technology and development team increased by $7.2 million, $4.4 million of which related to personnel costs incurred in 2020 that are not capitalizable and an increase in bonus expense due to higher overall revenues during the period. The increase was partially offset by decreases in other technology and development costs, including a $0.2 million reduction in amortization of internal use software.
General and Administrative
The following table presents general and administrative expenses:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
General and administrative:
Personnel expenses	$17,231	$15,778	$1,453	9%
Rent and office expenses	9,669	13,935	(4,266)	(31)%
Support tools	4,377	4,841	(464)	(10)%
Other	9,523	8,652	871	10%
Total general and administrative	$40,800	$43,206	$(2,406)	(6)%
General and administrative expenses decreased $2.4 million, or 6%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease primarily resulted from a decrease in rent and other office expenses of $4.3 million. As a result of the COVID-19 pandemic, we were able to reduce spending on rent and other office expenses with substantially all staff working remotely. The decrease in rent and office expenses was partially offset by an increase in personnel expenses of $1.5 million, primarily driven by increased bonus expense due to higher overall revenues during the period. Other general and administrative expenses increased $0.9 million, primarily resulting from increases in our allowance for doubtful accounts offset by reductions in travel and entertainment, training, and recruiting costs.
Interest Expense
Interest expense decreased $0.4 million, or 39%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in interest expense primarily resulted from a lower effective interest rate following the June 2020 amendment to our revolving line of credit.
Other (Expense) Income, Net
Other (expense) income, net decreased from $0.6 million of income (net) during the year ended December 31, 2019 to $0.6 million of expense (net) during the year ended December 31, 2020. The change primarily resulted from

$0.5 million of sublease income recognized in 2019 that did not recur in 2020, and $0.4 million of expense related to an increase in the fair value of our preferred stock warrant liability in 2020 that did not occur in 2019.
Income Tax Expense

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Income tax expense	$961	$379	$582	154%
Income tax expense increased $0.6 million, or 154%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to higher pre-tax income.
Adjusted EBITDA
Adjusted EBITDA increased by $4.9 million, or 44%, from $11.2 million for the year ended December 31, 2019 to $16.1 million for the year ended December 31, 2020. The increase resulted primarily from a $21.8 million increase in our gross profit which was partially offset by a $10.3 million increase in cash operating expenses.
The increase in gross profit resulted primarily from a $18.7 million increase in Self-Service revenues which translated into a $16.3 million increase in gross profit. The increase in cash operating expenses resulted primarily from greater personnel expenses, specifically commissions of $7.3 million, salaries of $6.9 million, and bonus of $3.9 million.
Segment Operating Results
Comparison of the Years Ended December 31, 2020 and 2019
Managed Activation
Our Managed Activation segment operating results for the years ended December 31, 2020 and 2019 were as follows:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Revenue	$343,597	$358,692	$(15,095)	(4)%
Cost of revenue	258,316	278,895	(20,579)	(7)%
Gross profit	$85,281	$79,797	$5,484	7%
Revenue in our Managed Activation segment decreased $15.1 million, or 4%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease primarily resulted from the delay or reduction of digital advertising budgets for certain customers in connection with COVID-19 cost savings. Compared to our Self-Service segment, Managed Activation customers generally include more brands and stand-alone businesses. During 2020, the advertising budgets of these businesses were disproportionately impacted by the pandemic, resulting in a decrease to Managed Activation revenues. From 2019 to 2020, our Managed Activation average revenue ex-TAC per customer increased from $166 thousand to $193 thousand.
Cost of revenue in our Managed Activation segment decreased $20.6 million, or 7%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease resulted primarily from the decrease in our Managed Activation revenue. With decreased spend, there was a corresponding decrease of $17.9 million in traffic acquisition costs as these costs are variable. Traffic acquisition costs decreased more than revenues due to increased margins during the period. We also saw savings of $2.5 million related to decreased amortization and impairment expense for our internal-use software. Hosting costs decreased by $0.5 million and personnel costs included in cost of revenue increased by $0.4 million.

Gross profit in our Managed Activation segment increased $5.5 million, or 7%, during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Self-Service
Our Self-Service segment operating results for the years ended December 31, 2020 and 2019 were as follows:

	Years Ended December 31,
	2020	2019	Change	% Change
	(in thousands, except for percentages)
Revenue	$44,008	$25,337	$18,671	74%
Cost of revenue	10,399	8,025	2,374	30%
Gross profit	$33,609	$17,312	$16,297	94%
Revenue in our Self-Service segment increased $18.7 million, or 74%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in revenue was primarily driven by the adoption of our workflow automation software by new customers as well as higher utilization of our workflow automation software by existing customers. Average revenue ex-TAC per customer within our Self-Service segment increased from $54 thousand as of December 31, 2019 to $80 thousand as of December 2020.
Cost of revenue in our Self-Service segment increased $2.4 million, or 30%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase resulted primarily from hosting costs which increased $1.7 million, or 45%, during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Gross profit in our Self-Service segment increased $16.3 million, or 94%, during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Liquidity and Capital Resources
We have historically financed our operations and capital expenditures primarily through cash generated from our operating activities, as well as borrowings under our credit facility. As of December 31, 2020, we had cash and cash equivalents of $31.5 million and net working capital, consisting of current assets less current liabilities, of $3.4 million.
We believe our existing cash and cash equivalents, cash generated from operations, and undrawn availability under our revolving line of credit will be sufficient to meet our working capital requirements for at least the next 12 months. Our primary capital commitments consist of payments on our leases and continued investment in our workflow automation software. However, if our operating performance during the next 12 months is below our expectations, our liquidity and ability to operate our business could be adversely affected. To date, our liquidity has not been materially impacted by the COVID-19 pandemic. We generally collect accounts receivable from our customers in advance of paying traffic acquisition costs and we have not experienced significant amounts of unpaid customer receivables as a result of the pandemic. Our total future capital requirements and the adequacy of available funds will depend on many factors, including those discussed above as well as the risks and uncertainties set forth under “Risk Factors” section of this prospectus.
Revolving Line of Credit
In October 2013, we entered into a revolving line of credit agreement, which was subsequently amended at various times to adjust the borrowing capacity and provide us with additional flexibility. The revolving line of credit is secured by substantially all of our assets.
As of December 31, 2020, the amount we can borrow under the revolving line of credit is $32.0 million. As of December 31, 2020, we had total borrowings under the revolving line of credit of $14.0 million. In June 2020, we amended our credit agreement to (i) extend the maturity date of the revolving line of credit to June 30, 2021; (ii) decrease the borrowing capacity from $35.0 million to $32.0 million; (iii) to adjust the interest rate to the greater of

(a) the Prime Rate plus 0.75% or (b) 3.75%; or if certain cash flow conditions are met, the interest rate would be the greater of (a) the Prime Rate minus 0.55% or (b) 2.45%; and (iv) modify certain financial covenants. In April 2021, we amended our credit agreement to extend the maturity date to June 2023 and adjust the interest rate such that interest accrues on advances under the revolving line of credit at the greater of (i) the prime rate plus 0.25% or (ii) 3.25%. If certain cash flow conditions are met, the interest rate is the greater of (i) the prime rate less 0.55% or (ii) 2.45%. The effective interest rate on borrowings under the revolving line of credit was 2.734% as of December 31, 2020 and 4.282% as of December 31, 2019. In addition to interest on the revolving line of credit, we also incurred an unused line fee of 0.3% for the years ended December 31, 2020 and 2019.
The revolving line of credit contains customary affirmative and restrictive covenants, including covenants that restrict our ability to sell assets, incur additional indebtedness, grant liens, and pay dividends or make other distributions. The revolving line of credit also requires us to remain in compliance with certain financial ratios, such as liquidity and free cash flow. We maintained compliance with all stated covenants as of December 31, 2020 and 2019. In the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit, and foreclose on the collateral granted to them to collateralize such indebtedness, which includes our intellectual property. In addition, if we fail to meet the required covenants, we will not have access to further draw-downs under the credit facility.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by operating activities	$20,575	$11,275
Net cash used in investing activities	(2,669)	(7,512)
Net cash provided by (used in) financing activities	1,176	(3,137)
Net increase in cash and cash equivalents	$19,082	$626
Cash Provided by Operating Activities
During 2020, operating activities generated $20.6 million in cash and cash equivalents, primarily resulting from net income of $3.2 million, after consideration of non-cash charges of $16.1 million and a net decrease of $1.3 million in net operating assets. Net cash generated by changes in operating assets and liabilities for 2020 consisted primarily of a $23.0 million increase in accounts receivable, partially offset by a $13.2 million increase in accrued expenses and customer deposits and a $9.6 million increase in accounts payable. The increase in accounts receivable resulted from increased customer media spend in 2020. The increase in accrued expenses resulted primarily from an increase in accrued sales commissions and compensation related expenses, while the increase in accounts payable resulted from additional amounts due to vendors associated with customer media spend. Non-cash charges related primarily to depreciation and amortization, the provision for doubtful accounts, and share-based compensation during 2020.
During 2019, operating activities generated $11.3 million in cash and cash equivalents, primarily resulting from a net loss of $6.9 million, after consideration of non-cash charges of $18.5 million and a net increase of $0.3 million in net operating assets. Net cash generated by changes in operating assets and liabilities for 2019 consisted primarily of a $14.6 million increase in accounts receivable, partially offset by a $16.2 million increase in accounts payable and a $2.3 million decrease in accrued expenses and customer deposits. The increase in accounts receivable and accounts payable resulted from increased customer media spend in 2019 compared to 2018. The decrease in accrued expenses resulted from lower commissions and bonus accruals compared to 2018. Non-cash charges related primarily to depreciation and amortization, share-based compensation, the provision for doubtful accounts and the impairment of an intangible assets during 2019.

Cash Used in Investing Activities
Net cash used in investing activities in 2020 and 2019 was $2.7 million and $7.5 million, respectively, which related to normal course of business purchases of property, equipment, and software. Compared to 2019, in 2020 our technology team had a greater focus on optimizing and increasing capacity of our system infrastructure as our customer base grows and moves up market. These activities, which generally do not qualify for capitalization, resulted in decreased software capitalization during 2020.
Cash Provided by (Used in) Financing Activities
Net cash provided by financing activities in 2020 was $1.2 million, which related primarily to net borrowings of $1.0 million on our revolving line of credit.
Net cash used in financing activities in 2019 was $3.1 million, which related primarily to net repayments of $3.0 million on our revolving line of credit.
Off-Balance Sheet Arrangements
During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules or any holdings in variable interest entities.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with GAAP. Preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, expenses, and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about our financial condition and results of operations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the assumptions and estimates associated with revenue recognition, share-based compensation, redeemable convertible preferred stock, and internal-use software have the greatest potential impact on our consolidated financial statements. Accordingly, we believe that the following accounting policies are the most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which we adopted on January 1, 2019 using the modified retrospective method. The adoption of ASC 606 did not result in a material change in the timing or amount of revenue recognized.
We recognize revenue under the core principle to depict the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. Therefore, we apply the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied. The Company only applies the five-step model to contracts where it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer.
We generate revenue in our Managed Activation segment from contracts with customers to plan, buy, and execute digital advertising campaigns. We have determined that the planning, buying, and execution of digital advertising campaigns represents a single performance obligation because these services are not distinct in the context of the contract, and customers cannot benefit from these services separately. The contracts state the number of times their advertisement will be displayed (impressions) and the cost per one thousand impressions. The product of those two contract components is the total amount to be recognized based on third-party ad-server data. On a monthly basis, the Company determines the number of impressions that were delivered and determines the amount of revenue that is recognized for that period.

The transaction price for this performance obligation is equal to the amount of impressions delivered, multiplied by the price per one thousand impressions. As such, there is no need to allocate the transaction price in the contract and the Company recognizes revenue on a monthly basis based on impressions delivered. Subsequent to impressions being delivered, the associated fees are generally not subject to refund or adjustment. Historically, any refunds or adjustments have not been material.
We generate revenue in our Self-Service segment by providing customers use of our workflow automation software to purchase digital advertising inventory. Self-Service customers use our workflow automation software for media planning, buying and execution of digital advertising campaigns. Self-Service customers can use the platform to plan their media campaigns, communicate and contract with vendors, monitor campaign performance and analytics, and complete campaign reconciliations. Our agreements with Self-Service customers include termination rights after the first 90 days of the agreement and generally do not include long-term obligations requiring customers to use our platform.
The Company invoices customers for the costs of advertising inventory purchased through the platform, as well as a platform fee, based on a percentage of a customer’s purchases through the platform, and in certain immaterial instances a separate license fee. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for the completion of the transaction when a bid is won. The Company recognizes revenue for its platform fee when a purchase by the customer occurs through its platform, which is when a bid is won. Subsequent to a bid being won through the Company’s platform, the associated fees are generally not subject to refund or adjustment. Historically, any refunds or adjustments have not been material.
The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of traffic acquisition costs to suppliers (net basis) requires significant judgment and is based on our assessment of whether we are acting as the principal or an agent in the transaction. We consider a number of factors to evaluate whether we are acting as principal or agent by considering, among other factors, whether we are the primary obligor under the arrangement and have latitude in establishing prices.
We determined that we are acting as principal for our Managed Activation segment revenue and record the gross amount of revenue invoiced to customers because we are responsible for providing the service to customers, are involved in establishing pricing, establish specifications of the service, and have credit risk relating to the service transactions. We determined that we are acting as agent for our Self-Service segment revenue and record revenue net of traffic acquisition costs payable to suppliers because we are not the primary obligor for the purchase of advertising inventory, we do not have pricing latitude with respect to the cost of advertising inventory purchased by customers through our workflow automation software, and the customer has supplier selection for advertising inventory.
Share-Based Compensation
Share-based compensation includes stock options and restricted stock awards. We calculate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model for stock options, which is impacted by the fair value of our common stock, as well as changes in certain subjective inputs and assumptions, including the fair value of the underlying common stock, the expected price volatility over the term of the option awards, the expected term of the option awards, risk-free interest rates, and the expected dividend yield. We determine the fair value of restricted stock awards by the estimated fair value of our common stock at the time of grant.
We recognize share-based compensation for option awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards using the graded vesting attribution method. We recognize share-based compensation for restricted stock awards if it is probable that the performance conditions will be met. We account for forfeitures as they occur.
Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including (i) independent third-party valuations; (ii) forecasted income and expenses; (iii) the rights, preferences, and privileges of our preferred stock relative to our common stock; (iv) the likelihood and timing of achieving a liquidity event; (v) the lack of marketability of our common stock; and (vi) valuations of comparable companies. The fair value of our common stock is used to estimate the grant date fair value of stock options on the date of grant using a Black-Scholes option-pricing model.
Changes in assumptions made on (i) expected term; (ii) the risk-free interest rate, and (iii) expected price volatility can materially impact the estimate of fair value and ultimately how much share-based compensation expense is recognized. The expected term is estimated based on the period for which management believes the options will remain outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of grant. The expected price volatility is estimated based on the average historical price volatility of comparable publicly-traded companies.
We continue to use judgment in evaluating the expected volatility and expected term utilized in our share-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future share-based compensation expense.
Redeemable Convertible Preferred Stock
Our Series A redeemable convertible preferred stock (“Series A preferred stock”) and Series B redeemable convertible preferred stock (“Series B preferred stock”) are measured at fair value as of each balance sheet date, with changes to the fair value of Series A and Series B preferred stock recognized in each period as an increase or decrease to retained earnings, or in the absence of retained earnings, to additional paid in capital, or in the absence of additional paid in capital, to accumulated deficit. The Series A and Series B preferred stock is classified as Level 3 in the fair value hierarchy because of the unobservable inputs used in the valuation methodology. The fair value of Series A and Series B preferred stock was calculated through application of the income and market approaches. Under the income approach, a discounted cash flow model was employed. Under the market approach, indications of value were derived using both a guideline public company method and a merger and acquisitions method. Management’s assumptions used in the valuation process require judgment. Such assumptions requiring judgment under the income approach include estimates of forecasted cash flows (e.g. revenues, expenses, capital expenditures, working capital) and discount rates applied to forecasted cash flows. Significant assumptions requiring judgment under the market approach include the determination of an appropriate set of guideline public companies, an appropriate set of comparable transactions and the determination of a reasonable multiple to apply to our financial metrics. Finally, such assumptions include the appropriate weighting of the income and market approach valuation methods. Significant judgment is employed in determining the appropriateness of certain of these inputs. Changes to the inputs described above could have a material impact on our financial position and earnings attributable to common stockholders in any given period.
Internal-Use Software
We capitalize certain costs associated with creating and enhancing our internally developed workflow automation software as well as other internally developed software solutions. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to building enhancements and upgrades within our workflow automation software and other internally developed software solutions. We expense software development costs that do not meet the criteria for capitalization as incurred and record them in technology and development expenses in the consolidated statements of operations.
Software development activities generally consist of three stages: (i) the planning stage; (ii) the application and infrastructure development stage; and (iii) the post implementation stage. Costs incurred in the planning and post implementation stages of software development, including costs associated with training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when both the preliminary project stage is completed, management has authorized further funding for the completion of the project, and it is probable that the project will be completed and perform as intended. We capitalize costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. We amortize internal use software development costs using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use.
JOBS Act Accounting Election
Section 107 of the JOBS Act allows emerging growth companies to take advantage of the extended transition period for complying with new or revised accounting standards. Under Section 107, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use the extended transition period under the JOBS Act.
We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenue of $1.07 billion or more, (ii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years, (iii) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates, or (iv) the last day of the fiscal year following the fifth anniversary of completion of this offering.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risks
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our Amended and Restated Credit Agreement. In addition, we are exposed to some risk related to our investment activities. The primary objective of our investment activities is to preserve capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk.
We had cash and cash equivalents of $31.5 million and $12.4 million as of December 31, 2020 and 2019, respectively, which consisted of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant for us. Due to the short-term maturities of our cash equivalents, we believe a hypothetical 100 basis point change in interest rates during any of the periods presented would not have had a material effect on our consolidated financial statements included elsewhere in this prospectus.
Recent Accounting Pronouncements
See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and issued accounting pronouncements not yet adopted.

BUSINESS
Overview
Basis Global Technologies is a leading provider of cloud-based workflow automation and business intelligence software for marketing and advertising functions within enterprises. Our internally-developed SaaS platform is composed of a suite of integrated applications that automate manual operations, standardize business processes, and improve marketing and advertising performance. We provide customers a comprehensive selection of unique buying methods across all channels and devices, utilizing all major creative types and formats. Our software creates a single system of record, seamless team collaboration, and actionable data-driven insights yielding material gains in productivity and increased profitability for our users.
Our platform is composed of the following key elements:
•Comprehensive workflow automation software that provides end-to-end functionality by connecting disparate third-party applications and streamlining disconnected workflows, including omni-channel activation, reporting, communication and collaboration, vendor management, data management, verification, measurement, contract and billing reconciliation, etc.
•Award-winning media buying execution platform that powers the planning, execution, and measurement of advertising campaigns for our customers. Our omni-channel platform is rich in capabilities spanning across desktop, mobile, CTV, linear TV, audio, search, and social media.
•Powerful artificial intelligence (“AI”) engine that optimizes marketing performance in real-time by ingesting more than 30 unique and non-personally identifiable parameters.
The media buying process is complex – often involving multiple stages, dozens of teams, and several third-party vendors to manage the end-to-end process. According to a 2016 Digiday report commissioned by us, approximately half of media professionals are switching between software platforms more than eleven times per day and approximately a quarter are switching between platforms more than 21 times per day. These factors create natural inefficiencies causing advertisers to seek solutions that provide an enhanced user experience and improve daily output. Our platform addresses this pent-up industry demand by serving as a centralized interface that connects all of the stages of media buying – from campaign planning, purchase execution, measurement, all the way through to contract and billing reconciliation. Our industry-recognized and AI-driven platform enables marketing enterprises to optimize paid marketing performance automatically thereby enhancing their return on ad spend.
Our broad base of customers ranges from mid-market advertising agencies and holding companies to Fortune 500 global brands. We have a diverse customer base spanning various industries and no significant customer concentration. In the past five years no individual customer represented more than 5% of our revenue. Our customers choose between our Managed Activation and Self-Service solutions, depending on specific needs. Through our Managed Activation business, our dedicated team of digital media experts utilize our comprehensive software platform to support our customers across the digital advertising life cycle, including campaign strategy and execution, data management, and industry-focused training and education. Our Self-Service offering includes our workflow automation software and media purchase execution capabilities, which is used directly by marketers and their advertising agencies to centralize the planning, buying, measurement, reporting and billing of advertising activities across programmatic and traditional channels.
Due to the mission critical nature of our offering, we enjoy best-in-class net dollar retention rates compared to publicly-traded enterprise software companies. Net dollar retention rates for our Self-Service business have increased from 96% as of December 2019 to 118% as of December 2020, on a trailing 12-month basis.
We believe there is significant market opportunity within the global digital advertising industry. eMarketer estimates that the market will expand from $378 billion in 2020 to approximately $700 billion by 2025, representing a 13% compounded annual growth rate. We believe that digital advertising will continue to capture an increased share of total media dollars in the future driven by a number of industry trends including digital media consumption habits, increased complexity, opportunity for intelligent process automation, rise of programmatic advertising, proliferation of mobile applications, growth in e-commerce, and increased regulatory and consumer privacy concern.
The momentum in our business has been led by the strength of our differentiated and scalable software platform. We offer our software platform under a SaaS business model that incorporates usage-based pricing and, to a lesser extent, seat-based licensing fees. For the fiscal years ended December 31, 2020 and December 31, 2019, our total revenues were $387.6 million and $384.0 million respectively. We define Revenue ex-TAC, a non-GAAP metric, as our revenue excluding traffic acquisition costs (“TAC”). For the fiscal year ended December 31, 2020, our Revenue ex-TAC was $159.3 million, representing an increase of 15.6% over our Revenue ex-TAC of $137.8 million for the fiscal year ended December 31, 2019 and our Revenue ex-TAC Profit Margins for the fiscal years ended December 31, 2020 and December 31, 2019 were 75% and 70%, respectively. We also believe that there is greater operating leverage to be realized as we continue to pursue our strategic initiatives.
We believe that our operational discipline and innovative technology foundation will allow us to continue to invest for growth in order to scale our company. See “Summary Historical and Pro Forma Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding our non-GAAP numbers and a reconciliation to the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”).
Our Industry
We believe the following factors play a significant role in shaping our ecosystem:
Increasing Complexity in the Digital Advertising Ecosystem
The complexity and challenges of executing and managing digital advertising campaigns has grown exponentially over the years. This has created undue strains and burdens on marketing organizations and teams leading to higher labor costs, increased workforce turnover, deteriorating unit economics, decreasing levels of customer service, lower efficacy of paid advertisements, reduced gross margins, and declining profitability. As new channels and formats are introduced, new supplemental and peripheral technologies and solutions are brought forth, creating a need for new skillsets, guidelines, rules, and standards for marketers to consider and implement.
•Continued Growth in Digital Media Consumption: The target audiences for marketers continue to allocate an increasing amount of their time and attention online for social, personal, business, and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated adoption of online activities that were previously conducted offline. These activities include telehealth appointments, participation in fitness classes, food delivery, and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are most engaged. The mass of digital consumption is taking place across multiple devices, including mobile, desktop, tablet and CTV. These trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.
•Growth of Point Solutions: Today, marketers must have a well-rounded and sophisticated approach to their digital marketing endeavors which is guided by a wide range of influencing factors including advertising & promotion, content & audience experience, creative displays across diverse social & mobile platforms, commerce & sales, data capture & management, and operations. Marketers need to cobble together a significant number of disparate, point solutions to effectively buy and optimize across the broad spectrum of media outlets each having their own unique specifications and pricing methodologies which need to be tracked and accounted for. Marketers are typically dealing with over 8,000 distinct point-solutions that feed into the broader advertising ecosystem today, significantly up from under 2,000 point-solutions in 2015. According to a 2016 Digiday report commissioned by us, approximately half of media professionals are switching between software platforms more than eleven times per day and approximately a quarter are switching between platforms more than 21 times per day.These various stages and people involved create natural inefficiencies causing advertisers to seek solutions that improve daily output.

Opportunity for Intelligent Process Automation
Brands, agencies and publishers continue to feel the pressure to become more strategic, creative, and innovative in order to capture consumer attention through paid media. Given the increasingly intense complexity, the digital advertising buying industry is keen for further automation to drive productivity and campaign performance, particularly as new technologies and solutions are introduced and become prominent within the industry.
•Complexity Creates Need for Automation: Marketers face the challenge of identifying and vetting point-solutions across multiple dimensions, including but not limited to whether a point solution: solves for the primary business need; replaces or enhances existing software solutions; is interoperable with existing software and systems; protects proprietary data; creates duplication in reporting results; and – finally – improves business results. This complexity creates the need for continual review and analysis, and forces increased investment, which impacts marketers’ bottom lines. We believe the only way through the crucible of industry complexity, disconnection, and fragmentation is through delivering comprehensive software solutions that consolidate media choices, creative executions, buying methods, pricing models, and disparate point-solution applications into a unified, intelligent enterprise-grade automation platform.
•Increasing Importance of Programmatic: Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an efficient and automated manner. Programmatic ad buyers and trading platforms benefit from consistent access to quality inventory and decisioning data to improve purchasing decisions and increase return on ad spend. Furthermore, advertisers value having a single, unified data source that they can leverage to help make real-time decisions on programmatic ad placements across all channels and formats. The movement of advertising from manual rate cards to programmatic and automated ad buying is akin to how the equities and commodities market have transitioned from paper transactions on trading floors to automated electronic trading.
Our Market Opportunity
We believe that we will continue to benefit from a confluence of growth trends impacting our ecosystem.
Continued Growth in Digital Advertising Spend. Fueled by the expansion of e-commerce and consumer-driven online activity, digital advertising continues to accelerate. According to eMarketer, global digital advertising spend was $378 billion in 2020 and is expected to grow to $700 billion by 2025 at a 13% compound annual growth rate. As agencies, brands, and publishers extend their audience reach through additional media and formats, digital advertising channels are expected to outpace growth of total global traditional media ad spend. The digital advertising market has also proven that it can remain resilient and grow during periods of economic weakness. For example, despite the effects of the COVID-19 pandemic, digital advertising spend grew 12% year-over-year in 2020, according to eMarketer. We believe the principal growth trends within the digital media advertising market are as follows:
•Increasing share of programmatic spend: Programmatic advertising continues to grow as the preferred transactional channel within digital media activation, with global programmatic advertising spend increasing from $134 billion in 2020 to $262 billion in 2025, representing a 14% compound annual growth rate, according to IDC. eMarketer predicts that by 2023, programmatic ad spending will represent 91% of US digital display ad spend. We believe that the programmatic segment will continue to gain market share within digital advertising due to the benefits it offers such as enhanced audience targeting, attribution, measurement, and improved customized campaign management workflow solutions.
•The rise of Connected TV : The TV industry is undergoing significant disruptions with CTV adoption increasing as a preferred method for streaming video content. As recently as 2018, linear TV ad spend had dominant market share compared to CTV in the U.S. Further, linear TV represented 94% of TV ad dollars, or $72.4 billion, compared to 6%, or $4.4 billion for CTV in 2018. According to eMarketer, in the coming years advertisers are expected to shift more ad dollars towards where consumers are spending the most time, shifting the balance away from linear TV and towards CTV. By 2025, CTV is expected reach $27.5 billion of ad spend in the U.S., a 25% compound annual growth rate from 2020, and will constitute 29.4% of TV ad spend dollars. Further innovation in CTV formats and monetizing beyond interstitial spots and breaks requires more sophisticated solutions and will continue to drive increase in demand.
•Proliferation of mobile devices: Smartphone users are increasingly relying on their devices to do more. The average U.S. user spending 4.1 hours per day on mobile devices in 2021, up from 3.9 hours in 2020, according to eMarketer. According to data from App Annie and eMarketer, over 218 billion apps were downloaded in 2020, up 7% from 2019. Further, the average smartphone user in the U.S. spends 79% of their time on mobile apps. As a result, the share of mobile advertising has grown to 75% of all global digital advertising spend in 2021, up from 73% in 2020, according to eMarketer.
•Unprecedented growth in Digital Commerce: Consumers spent $762.7 billion online with U.S. merchants in 2020, demonstrating an incredible 31.8% year over year growth, according to the U.S. Department of Commerce. To capture the growth opportunity arising from e-commerce activity, marketers are expected to spend $22.5 billion on advertising on e-commerce sites and apps in 2021, according to eMarketer. By the end of 2021, e-commerce channel advertising is estimated to represent 13.2% of US digital ad spend.
•Heightened Demand for Intelligent Process Automation: According to a Statista report, the global Intelligent Process Automation market is forecasted to be a $20 billion market in 2021 and projected to grow to $34 billion in 2023, implying an annual growth rate of 30%. This includes spend related to robotic process automation, intelligent process automation, and artificial intelligence automation. These processes involve self-learning systems that improve through data mining, pattern recognition, and data analysis to make better decisions. As the digital advertising industry continues to evolve with next-generation mediums, formats, and channels, we believe there will be an increasing need to consolidate, streamline, and automate media purchasing processes.
Our Platform
We built our workflow automation software to serve as the core of our customers’ business operations. Our cloud-based applications and services support media and marketing professionals to effectively compete in an intensifying digital media landscape and operate with a holistic picture of their businesses.
Our workflow automation software is purpose-built to address the industry’s decades-old problem of disconnected tools and siloed teams. Our scalable technology platform, offering a modern and intuitive user experience, is designed to be the central operating system for the customers we serve. Our workflow automation software enables smoother interaction and collaboration through proprietary messaging tools and provides customers with enhanced ability to make data-driven business decisions using accurate data from a wide variety of sources, in real-time. We also bring to our customers significant domain expertise in the field of media buying, ranging from strategy to execution.
We designed our platform to enable brands, agencies, and publishers to build and operate a healthy, secure, efficient, and profitable advertising organization. Our workflow automation software has been built from the ground-up on a modern and highly adaptive foundation of state-of-the-art technology capabilities, drawing on our years of industry experience and continuous innovation with over $130 million invested in R&D personnel over the past 10 years.

Mission-Critical Enterprise Software that Customers Can Run Their Businesses On
Our software and services enable customers to address the evolving and resource-intensive complexities of managing their digital advertising operations. We empower our customers with a comprehensive set of tools and functionalities, including workflow automation, forecasting and reporting, to make informed decisions and optimally allocate resources throughout their organizations.
An independent Total Economic ImpactTM (“TEI”) study was conducted by Forrester in June 2019, commissioned by us, to assess the potential benefits enterprises may realize by deploying our workflow automation software. The study found that organizations included in the Forrester survey achieved cost efficiencies of 35% through automation and tool/process consolidation, and that new client wins and improved campaign delivery and performance tracking increased income by 12%. Furthermore, Forrester identified additional unquantifiable benefits in the form of increased employee skills and satisfaction and improved digital advertising campaigns and analytics.
Our Innovative, Comprehensive Software Allows Customers to Take Control of their Daily Workflows
By providing compelling benefits from increased efficiencies, we believe that our software platform becomes a critical part our customers’ daily operations. We offer our customers a wide range of differentiated capabilities, including but not limited to, the below:
End-to-End Process and Workflow Automation
The internal workflows for media buyers have traditionally been a highly cumbersome and manual process requiring multiple stages and complicated order processes. We offer an intuitive, easy-to-use platform that significantly reduces manual processes through intelligent process automation and assists users to efficiently perform a range of day-to-day activities including, creating and revising media plans, managing contract approvals, negotiating and executing planned campaigns, and granularly analyzing campaign performance.
Integrated, Omni-Channel, and Intelligent Demand Side Platform (“DSP”)
We believe that our proprietary media buying execution platform, built within our workflow automation software, is the fullest-featured programmatic buying technology in the industry. We have been named the #1 DSP according to G2, a global technology review service, for the last seventeen consecutive quarters as of September 2021.
Our media buying execution platform allows users to execute campaigns across all prominent channels and formats, including mobile, video, display, audio, CTV, native, search, and social, creating seamless and integrated experiences for their target audiences.
We allow media buyers to combine highly sophisticated targeting and predictive analytics capabilities with access to the industry’s leading ad exchanges. Our expansive offering provides access to over 25,000 audience segments from more than 30 different data providers, allowing flexible and intuitive inventory and data targeting options.
Users can generate better outcomes for their campaigns by leveraging our workflow automation software’s AI engine to automatically analyze data from dozens of campaign parameters to optimize towards desired campaign outcomes.
Remote Collaboration and Secure Cloud Storage
We seamlessly connect media and marketing teams whether they are working beside each other or in disparate locations. Throughout the COVID-19 pandemic, our cloud-based software supported our customers in maintaining business continuity while transitioning to a remote work paradigm.
Frictionless collaboration is facilitated by a secure and integrated message center within our workflow automation software. Our workflow automation software allows users to interact with their clients, vendors, and coworkers via a single application and serves as a centralized repository for all internal and external correspondence.
Our workflow automation software also offers secure, unlimited cloud storage for customers to store and share all their key assets, including campaign documents, creative assets, image files, and video advertisements.
Smart Vendor Relationship Management
We offer an extensive vendor information and contact directory that allows our customers the flexibility to access our pre-populated lists of media and advertising vendors or upload their own vendor information and contacts to our platform. Our curated list comes with a rich set of information on each vendor, including historical performance, inventory availability, cost estimates, vendor-supplied materials, contacts, past communications, and billing information. The ready access to a large and comprehensive vendor directory allows users to effortlessly compare pricing and forecast spend across vendors, automate vendor negotiations, and manage communications.
Our platform provides access to more than 8,000 vendors, making it one of the largest curated vendor directories in the industry.
Financial Contract and Billing Reconciliation
Our workflow automation software allows our customers to save time, money, and resources by streamlining billing and financial reconciliation processes. Our workflow automation software offers accurate, real-time reporting capabilities and is compatible with customers’ billing, enterprise resource planning (“ERP”) and financial systems, including advertising industry specific financial software platforms.
Our Platform Embraces Complexity Through Powerful Integrations
Integration with other enterprise applications is fundamental to the architecture of our workflow automation software. Our comprehensive and tightly integrated software platform delivers a broad range of capabilities that would otherwise require our customers to purchase or use multiple disparate point applications.
Customers and partners can create sophisticated integrations with our workflow automation software, in addition to out-of-the-box integrations already provided by our platform.
With over 100 third-party technology integrations and thousands of direct publisher connections, our workflow automation software is one of the most connected platforms in the media buying and advertising technology industry.
Integrations to third-party applications and vendors span ad exchanges, audience data providers, ad servers, search and social platforms, identity solution providers, business intelligence tools, brand safety and contextual classification providers, campaign data providers, finance and ERP applications, fraud monitoring solution providers, and geography and placed-based data providers.
We Make Data Actionable
We empower our users to analyze their data to suit their needs by providing accurate, on-demand, real-time business analytics leveraging over 180 different data points about brands, vendors, and publishers.
Customers can track a wide range of indicators including workload metrics, campaign counts, and close ratios to support their media teams and drive greater productivity and performance throughout their operations.
Our customers have the ability to generate reports and gain insights from within our workflow automation software, without the need to install separate third-party analytics applications or having to download reports from disparate vendors, thereby increasing the speed and agility with which customers can manage their business.
We Deliver Our Services Through a Modern SaaS Platform
We offer our platform under a SaaS, business model that incorporates flexible, usage-based pricing based on volume purchased and, to a lesser extent, seat-based licensing fees. Our software can be rapidly deployed in a matter of weeks, allowing our customers to solve pressing business needs while working collaboratively with us to build new features and applications as industry needs evolve. Our software, which is accessed through a modern and intuitive web-based interface, enhances customer workflows and processes.
Our multi-tenant infrastructure is built for efficient implementation, easy onboarding, and continuous and seamless delivery of new features and updates. Our flexible architecture is scalable to accommodate the needs of mid-market customers to enterprise-level, global organizations.

We meet our customers wherever they are in their business journey, tailoring our solutions to their marketing capabilities and domain expertise. Our flexible solutions allow us to form trusted multi-year relationships as we work collaboratively with our customers on their journey to adopt our Self-Service software.
Our Competitive Strengths
We have a strong leadership position in the fragmented and complex advertising and marketing industry. We believe the following attributes and capabilities provide us with long term and sustainable competitive advantages.
Leading Intelligent Automation Platform with Powerful Functionality
We believe that our workflow automation software is one of the most comprehensive solutions in the industry that connects people, processes, and siloed applications through a single, tightly-integrated software platform. We offer productivity functionality that is interwoven with cutting-edge AI, machine learning, and automation capabilities that can streamline our customers’ entire media buying operation and improve their ability to make data-driven decisions. Our independent and agnostic platform supports a rich partner ecosystem of over 100 third-party technology integrations and thousands of direct publisher connections, thus strengthening our powerful value proposition to our customers.
Proven Measurable Customer ROI Resulting in Strong Customer Retention
We empower our customers to achieve operational excellence and boost profitability. In a June 2019 TEI study that we commissioned, Forrester quantified the benefits of using our platform for a composite organization developed based on selected customer interviews. The study found that for this composite group, our workflow automation software drove a 35% increase in efficiency through automation and tool/process consolidation over a wide range of activities and a 12% increase in income through new customer wins and improved campaign delivery and performance tracking. We believe that the magnitude and strategic value of our impact on customers is unparalleled in the industry.
The positive financial impact on our customers is demonstrated by superior retention rates. Net dollar retention rates for our Self-Service segment have increased from 92% as of August 2020 to 170% as of August 2021, on a trailing 12-month basis. Net dollar retention rates for Managed Activation have increased from 76% as of August 2020 to 122% as of August 2021, on a trailing 12-month basis.
Proprietary Data Algorithm and Insight
Throughout our history, we have built proprietary intelligence combining proprietary and third party data and developed a highly comprehensive media intelligence platform. During this time, we have sourced, aggregated, linked, cleansed and inferred information from a multitude of data sources, and tied billions of event-level detail including transaction, audience data, advertising campaign data together into a single longitudinal view of the entire media buying journey. We verify data accuracy from process initiation and carried through to process completion. Our data science team has continuously evolved and enhanced our A.I. and M.L. data engines based on data from dozens of targeting parameters and iterated in an effort to ensure optimal performance.
Flexible Deployment and Delivery Model
We meet our customers where they are at. We believe that our deep understanding of customer needs and focus on customer experience set us apart from our competition. Our software and services are tailored to address the varying degrees of resources, capabilities, and domain expertise our customers have to manage and optimize their digital media investments.
Customers choose between our Managed Activation and Self-Service solutions, depending on their unique needs. Through our Self-Service solution, we provide customers with direct access to our workflow automation software and empowers them to independently plan their media campaigns, perform programmatic buying, communicate and contract with vendors, monitor campaign performance, and much more.

While our easy-to-use, self-serve software is the platform of choice for our customers with adequate in-house capabilities, many of our customers seek to fill their capability gaps and enjoy the benefits of our workflow automation software through our high-touch managed activation services offering. Our dedicated team of digital media experts leverage our workflow automation software to support clients across a range of functions, including campaign strategy and execution, data management, and industry-focused training and education.
Thus, our ability to flexibly meet the unique needs of a wide variety of customers reinforces our competitive moat.
Attractive Combination of Scale, Growth and Profitability
The momentum in our business is driven by the strength of our differentiated and scalable software platform. In fiscal year 2020, our revenue ex-TAC from our Self-Service business increased nearly 75% year over year. We believe that our track record of rapidly growing our business while also achieving profitability is a testament to our culture of operational discipline. Our Gross Margin in the fiscal year ending 2019 was 70% and grew to 75% as of the end of fiscal year 2020. We have been EBITDA positive for 11 of the past 12 fiscal years while scaling the company with limited outside investment and funding proprietary technology innovation through fiscally prudent organic and inorganic initiatives.
Visionary Founder-Led Management Team with Extensive Expertise
We have a highly experienced and tenured management team with extensive advertising and marketing industry domain knowledge, a track record of driving technological innovation, and significant operating expertise. Our senior leadership team has an average tenure of 10 years at the firm. We believe our management team is highly committed to further build upon our leadership in the industry and execute on our growth plan.
Growth Strategies
We believe that we are positioned to benefit from the continued shift towards digital advertising and the convergence of media across multiple channels. We believe these trends increase the importance of AI-enabled, omni-channel platforms that drive greater automation.
We intend to capitalize on this opportunity by pursuing the following growth strategies:
•Expand within our existing customer base: We consistently add new tools, features and components within our software platform to encourage our existing customers to increase their usage and allocate more of their ad spend to our platform. Many of our agency and brand customers that are currently supported by our managed activation services are increasingly adopting our self-serve solution, further embedding our product in our customers’ daily operations. As we continue to increase investments in data science, we expect our platform’s ad spend optimization benefits for our customers will increase, and in turn improve their reliance on our Artificial Intelligence capabilities.
•Attract new customers: We continue to expand our sales and marketing efforts to drive further awareness and consideration of our workflow automation software, and promote the advantages of managing holistic omni-channel digital advertising operations through our workflow automation software’s single user interface. We have experienced success in attracting larger customers to our platform and we intend to increase our average revenue per customer with larger client wins.
•Enter international markets: We believe that we are poised to widen our geographic reach by leveraging our differentiated product suite and continued investment in sales and marketing. We currently have operations across the United States, Canada, Argentina, and Mexico. We intend to establish strategically located satellite offices around the world to reach new customers globally.
•Enhance and extend our platform’s ecosystem connectivity: Our future investments will target developing platform features and capabilities in current and emerging growth areas and expansion of our omni-channel partnerships to further increase our value proposition. We intend to continue to invest in partnering with new and emerging third-party providers and supply side partners to provide comprehensive access to ad inventory and complementary solutions to our customers.
•Pursue mergers and acquisitions strategic to our vision: We aim to identify future complementary acquisitions that enhance our scale, products, and technology capabilities. We believe we have the leadership, domain expertise, and track record to successfully execute and integrate strategic acquisitions.
•Opportunity to extend automation to other facets of the enterprise: We believe we have unique expertise in identifying customer pain points and transforming their core operations by building highly sophisticated software. We believe that the core capabilities forming the bedrock of our software platform are industry agnostic and extensible to other use cases and business functions within the enterprise. We may choose to pursue new initiatives in the future that target new industry verticals and end-markets.
Our Technology
We built our workflow automation software as a modern, interoperable and extensible platform that allows for high configurability in order to keep pace with evolving industry demands and technological innovation. Built over the past decade, our workflow automation software comprises of interconnected services and technology architecture that draw on years of technical experience and industry knowledge. Some of the key aspects of our technology are described below.
Real-time bidding engine: Our platform’s integrated, proprietary DSP bidding system processes millions of transactions per second with processing speed in the milliseconds. We designed and built custom infrastructure, spanning multiple data centers, to operate our real-time bidding system. This architecture is built to optimize for cost, flexibility, scalability and bidding performance.
Machine-learning optimization: Our media buying execution platform encompasses an optimization engine that analyzes data from dozens of targeting parameters, and dynamically creates real-time models that determine how much to bid on each ad impression, creating bids uniquely tailored to each impression. The system bids based on a probability that it will result in a desired outcome – including but not limited to, the number of clicks, conversion rate, and video completion percentage. Models are continuously cultivated with new data and back-tested to previous models to enable optimal performance when activated.
Audience data activation and measurement: Our platform’s audience data activation is responsible for continuous audience data processing via dozens of third-party partner integrations as well as first-party data activation for both targeting and audience analysis. The audience system stores billions of profiles linked to a device or user identity across multiple identity types and abides by all industry-standard and regulatory user-privacy laws and opt-out clauses. This data also feeds into our campaign measurement and attribution capabilities.
Big data storage: All advertising campaign data is stored in our big data storage solution and managed on custom hardware in data centers. Our workflow automation software’s big data storage solution consolidates data streams from multiple internal and external data sources, preserves them, and processes and normalizes them. Our platform stores petabytes of data and is used for AI / machine learning-driven analytics and reporting, forecasting, and business intelligence use cases.
Technology infrastructure strategy: Our technology infrastructure strategy is two-fold. Our core workflow automation software and associated services are supported by Amazon Web Services, while our volume-driven, transactional and event-level processing and data storage systems run on custom hardware in data centers. This architectural combination is intended to maximize technical effectiveness and cost efficiency. We ensure robust data security and access control at every level of our software platform by adhering to industry best practices within our technology architecture. Under the leadership of a dedicated Data Privacy and Security team, we conduct regular internal and external audits, and technological decisions are vetted accordingly.
Search Technology: Our recent acquisition of QuanticMind strengthens our search engine marketing capabilities. The search technology leverages AI, machine learning, and natural language processing to unify data and analyze specific keyword-bid matching and broader portfolio optimization. With portfolio optimization, our system calculates the optimal bid for a portfolio of keywords, allowing us to calculate permutations of keyword-level bids across millions of keywords to find the optimal budget allocation for the entire portfolio. In addition, the system utilizes flexible bid policies along with proprietary algorithms to maximize profit, and leverages machine-learning to adjust bid prices that complement publisher optimization options. Statistical models are also analyzed and implemented for campaign prediction during planning stages.
Sales & Marketing
We sell our solutions through our direct sales team that is focused on customer acquisition and expansion across our target markets with a strong emphasis on customer satisfaction. We have experienced sales teams addressing customers across the U.S., Canada, and Mexico. We believe that we have the right experience and strategy to further build out our sales and marketing teams to strengthen our existing customer relationships and acquire new customers.
Our bespoke sales approach aligns the needs and challenges of our customers with the self-serve features and capabilities of workflow automation software as well as our managed activation services. We enhance this process through client education, onboarding training, and the continuous support from our customer success team. In addition, we consistently provide newsletters and supplemental content to keep existing and prospective customers engaged and informed on relevant news and insights, technological advances, and emerging trends in the industry.
We offer our customers flexible solutions and pricing options. Customers may choose to use our platform on a self-service workflow automation software or enlist our services to execute their advertising campaigns. Our pricing may include one or more of the following: platform license fees, a percentage of media spend, and/or managed activation services fees.
Customer Service
One of our founding values is our desire to create ‘Raving Fans’ of our customers which reflects their deep appreciation of our people, products, and solutions. We believe that our success results from our philosophy of constant commitment to the service, happiness, and satisfaction of our customers.
Our Raving Fan Service is put into practice by a multi-pronged customer success model that fosters deep customer engagement and trust. We assign dedicated managers to each account who serve as the single point of contact for our customers. We conduct regular quality business reviews to ensure that we are delivering a high quality of customer experience and garnering regular feedback to drive further innovation on our platform to address evolving customer needs. Additionally, we offer a variety of support options including a technology help-line and comprehensive self-help resources on our website.
Our high-touch customer engagement model enables us to deliver unrivalled customer satisfaction. For the year ended December 31, 2020, our Tier 1 customer support team for our workflow automation software had a customer support satisfaction score of 99%. As of March 2021, our workflow automation software had an industry-leading Net Promoter Score of 46.
Our customer service effectiveness is validated by the high scores we have earned across customer review sites, including Gartner Peer Insights and G2 Crowd. In addition, we have received numerous awards related to our customer service approach, including recent accolades in 2019 and 2020 from Best Educational Tool & Program from AdExchanger, the IDEA Award for Partner of the Year from ThinkLA, and Best Programmatic Marketing Platform from MarTech Breakthrough.
Technology and Development
Our vision to develop the most automated, intelligent and comprehensive platform for the industry depends on our ability to effectively assess the evolving market landscape and to work closely with our customers to identify their greatest challenges. We strive to continuously innovate and deploy new products and enhancements to meet our customers’ business objectives.

We believe that we have a highly-credentialed research and development team with years of technical and industry know-how. Our team consists of a diverse technical, product, and data science experts. As of September 30, 2021, we had 160 employees in our technology and development organization. Our technology and development teams are located across San Francisco, California; Chicago, Illinois; Toronto, Canada; and Buenos Aires, Argentina.
We believe that continued investment in our research and development efforts is critical to our long-term success. We intend to continue to invest in our personnel and technology infrastructure in order to expand our product, services, and geographic reach. Our technology and development expenses were $19.0 million and $12.2 million for the years ended December 31, 2020 and 2019, respectively.
Our Competition
Given the range of capabilities and benefits we provide our customers, we compete with a variety of enterprise automation platforms, demand side platforms, and marketing technology companies. These competitors include a variety of smaller, privately-held companies across our capabilities as well as public company demand side platforms such as the Trade Desk and Google. We also compete with legacy workflow efficiency tools and data visualization platforms offered by companies like Microsoft. Our competitive landscape is highly fragmented, and has experienced increasing consolidation, the emergence of new startups, regulatory changes, and various new trends and industry standards in recent years.
We believe the primary competitive factors in our industry include the following:
•Differentiated technology, with the ability to constantly evolve as the industry changes;
•Offering a clear and measurable value proposition;
•Omni-channel capabilities;
•A platform that creates efficiencies;
•Ability to integrate with various other platforms;
•Full suite of planning, execution, measurement, and complimentary services;
•Flexible pricing; and
•Transparency in the ecosystem.
Our nearly 20-year long history and time in market with customers has given us significant advantages in terms of platform development and expertise, as well as a long development lead ahead of new entrants. We believe our differentiated technology platform and value proposition that our workflow automation software creates will enable us to continue to gain market share in the years ahead.
Intellectual Property
Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We utilize a combination of trade secrets, copyrights and trademark laws in the U.S. and internationally to safeguard our technology and operations. We also possess a variety of contractual arrangements, such as license agreements, assignment agreements and confidentiality agreements.
We actively pursue valid registration of our intellectual property in the U.S. and other jurisdictions where we are located. We also hold various service marks, trade secrets, trademarks, and domain names. The domain names we possess include basis.net and other related variations.
While we believe our intellectual property is sufficiently protected, the failure to obtain or the loss of some of these rights could have an adverse effect on our business, financial condition, and results of operations. We intend to safeguard and enforce our intellectual property rights through litigation and a variety of other protective actions. See

“Risk Factors—Risks Related to Our Business, Growth Prospects and Operations—Our proprietary rights may be difficult to enforce our competitive advantages and harming our business”.
Regulatory Considerations
Consumers use multiple platforms and devices to explore and purchase products and services. This level of engagement creates vast amounts of first, second, and third-party data which is used across the digital advertising ecosystem. This challenges marketing organizations to balance the demands of the consumer and the most effective advertising techniques with responsible, privacy-compliant methods of managing consumer data internally and with advertising technology intermediaries.
We believe strongly in providing consumers with more visibility and control over their data. We prioritize protecting the privacy of consumers and their data and offer consumers solutions that provide insights into how and where their data is being utilized. We have policies and operational practices governing our use of data that are designed to actively promote a set of meaningful privacy guidelines, including advanced consumer opt-out capability, robust security measures, encryption of data using robust industry standards and the proactive identification of threats. We do not possess direct access to personally identifiable data, and use intermediaries to anonymize consumer data before it reaches our systems. We have dedicated personnel in place to oversee our compliance with data protection regulations that govern our business activities in the countries in which we operate.
The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of consumer data, including data related to internet-based advertising. Laws and regulations related to data privacy, data protection, information security have been introduced in the U.S. Congress, and California has enacted broad-based privacy legislation under the CCPA. State legislatures outside of California have proposed, and in certain cases enacted a variety of data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of consumers’ personal data.
We expect the trend of enacting and revising laws and regulations related to data privacy, data protection, information security to continue and that new and expanded privacy legislation in various forms will be implemented in the U.S. and in other countries around the globe.
Employees and Human Capital Resources
We are a founder-led company and believe that our employees are key to our success. Our employees tend to be long-tenured with over 35% of our current employees having been in the organization for four years or more as of September 30, 2021. The average tenure of our senior leadership team is approximately 10 years.
We employ a team of engineers, domain experts, sales and marketing professionals, business managers, and lawyers to ensure that our company remains a leader in our field when it comes to product innovation, customer success, and operational discipline.
As of September 30, 2021, we had a total of 832 employees, including 117 employees located outside of the United States, primarily in Canada, Argentina, Mexico, and Colombia. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
Company Culture
We believe that great company cultures are not developed by committees but cultivated over time through the efforts and commitments of all who contribute to the organization. It is our mission to create a model corporation to be used as a blueprint for an improved corporate America of the future. We believe that knowing that great technology needs great people behind it and creating an environment that would attract and retain talented contributors has been a key differentiator to our growth and success.
We are committed to building a diverse, equitable, and inclusive workforce and our people strategy is focused on finding and retaining individuals who drive high impact and are enthused by our collective vision for growth. Our hiring, promotion, and management practices are designed to ensure equal opportunity for all employees and further diversify our workforce. We invest time and resources to create employee experiences that foster personal development, professional growth, and interpersonal relationships that allow our employees to grow and learn with each other.
Our efforts to hire and retain our employees include offering learning programs for continuous skill development and opportunities for career advancement. We offer our employees a range of health and financial benefits as well as opportunities to participate in community events and charitable causes.
We believe we have built a reputation for caring deeply about our employees, as evidenced by a number of rankings on various awards over the years, which include the following:
•Fortune Best Small & Medium Workplaces™ 2020, Fortune Magazine, 2020
•Best Workplaces in Chicago 2020, Great Place to Work, 2020
•Best Places to Work, Crain's Chicago Business, 2020
•Top Workplaces 2020, The Denver Post, 2020
•Fortune Best Small and Medium Workplaces for Women - No. 15, Fortune, 2020
•Chicago's Best Places to Work, Crain's Business Chicago, 2020 and 2019
•CEO of the Year, Illinois Technology Association, 2019
•Top 100 Places to Work, Dallas Morning News, 2019
Facilities
Our headquarters is located in Chicago, Illinois, where we occupy facilities totaling approximately 70,000 square feet under a lease that expires October 2025. We occupy eight additional offices throughout the United States and two international offices located in Toronto, Canada and Mexico City, Mexico. We maintain data center co-location facilities in Los Angeles, California, Herndon, Virginia, and Portsmouth, England. These offices are leased, and we do not own any real property.
Our current facilities are adequate to meet our needs for the immediate future, and we have suitable and flexible space to accommodate potential expansion of our operations within North and South America. As our international business expands, we may invest in additional offices and data centers to serve our customers.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors. For additional information, see Note 8 to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT
Executive Officers and Directors
The following table lists the names, ages as of September 30, 2021, and positions of the individuals who serve as directors and executive officers of the company:

Name	Age	Position
Executive Officers:
Shawn Riegsecker	49	Chief Executive Officer; Founder; Director
Tyler Kelly	43	President
Clayton Kossl	32	Chief Financial Officer
Katie Risch-McAdams	41	Chief Marketing Officer
Directors:
Mike Brochu	68	Director
Liron Gitig	50	Director
Christian Hendricks	58	Director
Leland Putterman	61	Director
Executive Officers
Shawn Riegsecker. Mr. Riegsecker founded Basis in October 2001 and has served as our Chief Executive Officer since inception. Mr. Riegsecker has been a member of the Young President’s Organization since 2010 and has been a founding director and co-chairman of Unite America since 2014, a new movement working on solving the partisan divide in politics through the election of Independent, moderate candidates. He has served on the board of directors of The Director’s Cup, a ski pro-am focused on bringing together influential leaders to aid and support the U.S. Ski and Snowboard team, since 2012. From January 2018 to January 2020, Mr. Riegsecker served on the Board of Governor’s of the Metropolitan Planning Council, dedicated to shaping a more equitable, sustainable and prosperous greater Chicago region. Since 2013, Mr. Riegsecker has been an active angel investor through Firestarter Fund, a venture capital fund driven by a network of successful technology entrepreneurs in Chicago. Mr. Riegsecker earned his Bachelor of Science in Business Administration from Bowling Green State University in 1994. We believe that Mr. Riegsecker is qualified to serve as a member of our Board because of his extensive experience in leadership, and the continuity that he brings to the Board as our founder and Chief Executive Officer.
Tyler Kelly. Mr. Kelly has served as our President since June 2017. Previous to this position, Mr. Kelly served as our Senior Vice President, Client Development beginning in January of 2012 and before that was the Vice President, Sales of the Southern Region. Prior to joining Basis, Mr. Kelly served as the Southwest Sales Director at Forbes Media LLC, a global media, branding and technology company, from January 2004 to June 2005. Mr. Kelly received a Bachelor’s degree in Journalism from the University of Kansas in 2000.
Clayton Kossl. Mr. Kossl has been our Chief Financial Officer since January 2021. Prior to joining Basis, Mr. Kossl served as Chief Financial Officer of Paintzen Inc., a technology business where he was overseeing multiple departments from November 2015 to July 2020, and where he helped navigate rapid growth through the company’s sale to PPG Industries, Inc. Simultaneously, Mr. Kossl served as the Chief Financial Officer and Advisor for ZipDrug, Inc., a healthcare technology company purchased by Anthem, Inc., from December 2016 to December 2020. Prior to Paintzen Inc., from February 2014 to November 2015, Mr. Kossl was part of the finance and strategy team at healthcare technology business ZocDoc, Inc., where he played a pivotal role in its multibillion-dollar valuation capital raise. Mr. Kossl earned a Bachelor of Science Degree in Finance from Georgetown University, McDonough School of Business in 2011.
Katie Risch-McAdams. Ms. Risch-McAdams has served as our Chief Marketing Officer since January 2019. From June 2017 to January 2019, Ms. Risch-McAdams was our Executive Vice President of Customer Experience. Prior to that role, Ms. Risch-McAdams was our Senior Vice President of Software Client Solutions from April 2016 to May 2017. From January 2010 to April 2016, she held different roles at Basis, such as Vice President of Channel

Sales and Senior Vice President of Publisher Development. Ms. Risch-McAdams obtained her Bachelor’s degree in English Language and Literature/Letters from Indiana University Bloomington in 2002.
Directors
Mike Brochu. Mr. Brochu is a seasoned technology executive who has over twenty years of senior-level experience at a variety of global companies. Mr. Brochu has served as a Senior Advisor for Red Door Capital Partners, LLC, a financial services company, since May 2020. He also currently serves on the Operating Committee and as a Private Investor at BelHealth Investment Partners, LLC, a healthcare private equity firm, since January 2012. Prior to these roles, from June 2007 to November 2011, he was the President and CEO of Global Market Insite, Inc., a developer of technology platforms serving the market research industry, acquired in September 2011 by WPP plc. Prior leadership positions include President and Chief Executive Officer of Loudeye Corp., a computer software company from December 2004 to December 2006, Primus Knowledge Solutions, Inc., a national computer software provider, from November 1997 to June 2004,and President and Chief Operating Officer of Sierra On-Line Inc., a computer gaming company, from June 1994 to November 1997. Mr. Brochu currently sits on the board of directors of Vines of Mendoza and the advisory board of Seattle-based venture capital firm Voyager Capital, hopTo Inc. and Zotec Partners LLC. Mr. Brochu was named Ernst & Young’s Entrepreneur of the Year in 2000. Mr. Brochu received a Bachelor’s degree in Accounting and Finance from the University of Texas at El Paso in 1974. We believe that Mr. Brochu is qualified to serve as a member of our board because of his experience in finance and as a director of public companies.
Liron Gitig. Mr. Gitig has served on the board since December 2015. Since January 2006, Mr. Gitig has served as a Board Partner at FTV Capital, responsible for leading investments in the software and business services sectors. Prior to joining FTV Capital Management Company, L.P., Mr. Gitig was responsible for software investments at venture funds including Lazard Technology Partners, LLC, Giza GE Venture Fund and BRM Capital. From 1999 to 2000, Mr. Gitig served as Vice President of Corporate Development at Fundtech Ltd, a global provider of electronic payments, cash management and settlement solutions, where Mr. Gitig was responsible for leading strategic planning, and for identifying and executing on strategic acquisitions and partnerships. Mr. Gitig began his career as an investment banker at Lehman Brothers Inc, where he provided corporate finance and strategic advisory services to leading companies in the technology industry from June 1997 to April 1999. Mr. Gitig served on the boards of GigaSpaces, from December 2006 to June 2020, and Perfecto Mobile, from April 2014 to October 2018. Mr. Gitig received a BS degree magna cum laude from the Wharton School at the University of Pennsylvania in 1993 and a joint JD/MBA degree from the Columbia Law and Business Schools in 1997. We believe that Mr. Gitig is qualified to serve as a member of our board because of his experience as an investor and familiarity with the technology industry.
Christian A. Hendricks. Mr. Hendricks has served on the board since January 2021. Since January 2018, Mr. Hendricks has served as the President of the Local Media Consortium (“LMC”), which is made up of more than 80 media companies that include more than 3,300 different outlets. He has also served as the managing partner at Extol, Inc., a management consulting firm providing businesses with growth and execution strategies, since December 2017. Additionally, Mr. Hendricks guides and advises a multi-faceted set of companies. He has served on the board of directors for Recruitology, a sales marketing and commercial recruitment company, since November 2018 and Maynard Institute, a non-profit aiming to promote diversity in the news media, since January 2001. He has been on the advisory boards of LiveIntent, Inc., a people-based marketing technology company, since April 2019, and The Fresh Toast, a media content company, since 2017. Since October 2018, he also served as a Venture Partner at Sacramento-based Impact Venture Capital. Prior to joining LMC, Mr. Hendricks served as the Corporate Vice President for Strategic Initiatives from February to November 2017, the Corporate Vice President for Products, Marketing and Innovation from June 2015 to February 2017, and Corporate Vice President for Interactive Media from August 1999 to June 2015 with McClatchy Co., the digital media company. Mr. Hendricks’ prior board experience includes Moonlighting Inc. from October 2016 to January 2021, CareerBuilder Inc. from June 2006 to September 2017, Apartments.com between March 1998 to June 2014, and Cars.com Inc. between June 1998 to

October 2014. We believe that Mr. Hendricks is qualified to serve as a member of our board because his over 25 years of leadership experience in news and advertising.
Leland Putterman. Mr. Putterman has served on the board since March 2011. Mr. Putterman currently also serves on the boards of Trivie, Inc, a social gaming and training company, a position which he has held since January 2012 and 2DA Analytics, a SaaS company, a position which he has held since October 2018. He also served as Chairman of the Board of Station Houston from February 2018 to January 2019, the center of the innovation hub in Houston where he also mentored over 50 companies. From August 2001 to July 2013, Mr. Putterman served as CEO of Acorn Systems Inc. and oversaw its daily operations. He brings extensive experience in managing large organizations that deliver software solutions and consulting services to corporate customers. From September 1994 to November 1998, Mr. Putterman was at BMC Software Inc (“BMC”), where he served as Vice President of Worldwide Marketing and Chief Marketing Officer. There, he was responsible for worldwide marketing operations and grew the division to 275 employees, as BMC evolved from a mainframe product vendor to an enterprise software company. Prior to BMC, from 1985 to 1994, Mr. Putterman worked for Oracle Corp in various senior management positions, including Vice President of Product Marketing and Regional VP of Sales. He received a B.A. with Honors in Economics from Princeton University in 1982. We believe that Mr. Putterman is qualified to serve as a member of our board because of his over 40 years of experience in the software and services industry.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Corporate Governance
Election of Executive Officers
Our executive officers are appointed by, and serve at the discretion of, the Board. There are no family relationships among any of our executive officers or directors.
Board Composition
The number of directors is fixed by our board of directors, subject to the terms of our restated certificate of incorporation and restated bylaws. Our board of directors currently consists of                   members. Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.
Classified Board of Directors
Upon the completion of this offering and the effectiveness of our restated certificate of incorporation and restated bylaws, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be                                     and                     and their terms will expire at the first annual meeting of stockholders held following the completion of the offering;
•the Class II directors will be                                     and                     and their terms will expire at the second annual meeting of stockholders held following the completion of the offering; and
•the Class III directors will be                                     and                     and their terms will expire at the third annual meeting of stockholders held following the completion of the offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-takeover provisions—Restated certificate of incorporation and Restated Bylaw Provisions.”
Role of Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole. Our board of directors will also administer its oversight through various standing committees, which will be constituted prior to the completion of this offering, that address risks inherent in their respective areas of oversight. For example, our audit committee will be responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee will oversee the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.
Director Independence
In connection with this offering, we intend to list our Class A common stock on the               . Under the rules of the               , independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the                 require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of the                , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that all of our directors, with the exception of Mr. Riegsecker, our Chief Executive Officer, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the               . In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference.
Audit Committee
Our audit committee is composed of         .         is the chair of our audit committee. The members of our audit committee meet the independence requirements under and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that          is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about accounting, audit or other matters;
•considering the adequacy of our internal controls;
•reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and
•approving, or as permitted, preapproving all audit and nonaudit services to be performed by the independent registered public accounting firm.
Compensation Committee
Our compensation committee is composed of . is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
The functions of the compensation committee are expected to include:
•reviewing and approving, or recommending that the board approve, the compensation and the terms of any compensatory agreements of our Chief Executive Officer and our other executive officers;
•reviewing and recommending to the board the compensation of its directors;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to the board with respect to, incentive compensation and equity plans;
•establishing our overall compensation philosophy; and
•such other functions as are required to comply with         listing rules.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable to us.
Nominating and ESG Committee
Our nominating and environmental, sustainability and governance committee is composed of         .         is the chair of our nominating and governance committee. The members of our nominating and governance committee meet the independence requirements under and SEC rules. Our nominating and governance committee’s principal functions include:
The functions of the nominating and ESG committee are expected to include:
•identifying and recommending candidates for membership on our board;
•recommending directors to serve on board committees;
•oversight of the company’s environmental, social and governance initiatives;
•reviewing and recommending to the board any changes to our corporate governance principles;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of our board; and
•advising our board on corporate governance matters.
The composition and function of the nominating and ESG committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We will comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of our board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during fiscal 2020.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations section of our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.
Non-Employee Director Compensation
During the year ended December 31, 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. All compensation that we paid to Mr. Riegsecker, our only employee director, is described below.
Prior to the completion of this offering, our board expects to approve a non-employee director compensation policy, which will be designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to the long-term success of the company.
Outside Director Compensation Policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

EXECUTIVE COMPENSATION
The following tables and accompanying narrative disclosure set forth information about the compensation provided to our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2020, who we refer to in this section as our “named executive officers.” These named executive officers were:
•Shawn Riegsecker, Founder, Chief Executive Officer and Director;
•Tyler Kelly, President; and
•Katie Risch-McAdams, Chief Marketing Officer
2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for 2020.

Name and Principal Position	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Shawn Riegsecker	400,000	—	—	176,000	28,330	604,330
(Chief Executive Officer; Founder; Director)
Tyler Kelly	350,000	443,956	—	154,000	36,637	984,593
(President)
Katie Risch-McAdams	265,200	315,576	—	116,600	25,408	722,784
(Chief Marketing Officer)
________________
(1)Amounts represent the aggregate grant date fair value of stock awards awarded to the named executive officer during 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards are set forth in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. Such grant-date fair market value does not take into account any estimated forfeitures related to service-vesting conditions.
(2)Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during 2020 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 7 of the notes to our financial statements included in this prospectus. Such grant-date fair market value does not take into account any estimated forfeitures related to service-vesting conditions.
(3)The amounts reported in the column represent incentive cash bonuses earned pursuant to our short term incentive plan in 2020. For additional information, see the section titled “— Non-Equity Incentive Plan Compensation.”
(4)The amounts reported in this column represent our matching contributions made on behalf of our named executive officers to cover for travel expense reimbursement, life and health insurance premiums, Company 401(k) contributions, cellphone payments and other perquisites.
Non-Equity Incentive Plan Compensation
Each of our named executive officers were eligible to earn cash incentives based on Basis achieving certain financial and operational targets. In 2020, based on the achievement of these corporate performance objectives, Shawn Riegsecker, Tyler Kelly and Katie Risch-McAdams, were each eligible to receive target incentives in an amount up to 48% of his or her base salary.

Outstanding Equity Awards at Fiscal 2020 Year End
The following table presents, for each of our named executive officers, information regarding outstanding stock options and outstanding equity awards as of December 31, 2020.

Name		Option Awards(1)
		Number of Securities Underlying Unexercised Options
	Grant Date	Exercisable (#)(1)	Unexercisable (#)(1)	Exercise Price(2) ($)	Expiration Date
Shawn Riegsecker	$—	—	—	—	$—
Katie Risch-McAdams	11/1/2011	20,000(3)	—	1.64	11/1/2021
	5/17/2012	30,000(4)	—	1.64	5/17/2022
	2/14/2013	24,000(5)	—	2.04	2/14/2023
	2/23/2016	45,000(6)	—	4.34	2/23/2026
	9/7/2017	132,437(7)	30,563	2.90	9/7/2027
	9/13/2018	84,375(8)	65,625	3.00	9/13/2028

Tyler Kelly	5/17/2012	30,000(9)	—	1.64	5/17/2022
	2/14/2013	20,000(10)	—	2.04	2/14/2023
	2/23/2016	50,000(11)	—	4.34	2/23/2026
	9/7/2017	152,750(12)	35,250	2.90	9/7/2027
	9/13/2018	140,625(13)	109,375	3.00	9/13/2028
________________
(1)All stock options were granted pursuant to the 2011 Equity Incentive Plan.
(2)This column represents the fair value of a share of our (pre-IPO) Class B common stock on the grant date, as determined by our board of directors.
(3)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder monthly over 36 months in equal installments starting on November 1, 2012, subject to continued service through the applicable vesting date.
(4)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder monthly over 36 months in equal installments starting on May 12, 2013, subject to continued service through the applicable vesting date.
(5)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on February 14, 2014, subject to continued service through the applicable vesting date.
(6)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on February 23, 2017, subject to continued service through the applicable vesting date.
(7)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on September 7, 2018, subject to continued service through the applicable vesting date.
(8)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on September 13, 2019, subject to continued service through the applicable vesting date.
(9)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on May 17, 2013, subject to continued service through the applicable vesting date.
(10)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on February 14, 2014, subject to continued service through the applicable vesting date.
(11)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on February 23, 2017, subject to continued service through the applicable vesting date.
(12)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on September 7, 2018, subject to continued service through the applicable vesting date.
(13)This stock option was granted under the 2011 Equity Incentive Plan and vests 25% after the first year with the remainder vesting monthly over 36 months in equal installments starting on September 13, 2019, subject to continued service through the applicable vesting date.

		Stock Awards(1)
Name	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Shawn Riegsecker		—	—
Katie Risch-McAdams	7/1/2019	67,605	249,462
	2/16/2020	62,518	291,334
	5/14/2020	6,264	24,242
Tyler Kelly	2/23/2016	7,317	31,683
	2/8/2017	3,578	13,453
	9/7/2017	10,166	29,380
	7/1/2019	119,686	441,641
	2/16/2020	69,465	323,707
	11/12/2020	36,439	120,249
________________
(1)All restricted stock awards were granted pursuant to the 2011 Equity Incentive Plan.
(2)Restricted stock awards granted under the 2011 Equity Incentive Plan and vest on the earlier of (i) the date that is six months after the effective date of an initial public offering or (ii) the date of consummation of an acquisition.
(3)This column represents the total fair value of each of the unvested stock awards, based on the fair value a share of our (pre-IPO) Class B common stock on the grant date, as determined by our board of directors.
Executive Compensation Program
We intend to develop an executive compensation program that is designed to align compensation with Basis’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. The executive compensation program may include an executive compensation plan for which the combined company would seek stockholder approval following the Closing. Decisions on the executive compensation program will be made by the compensation committee of the Basis Board.
Employment Agreements
Prior to the completion of this offering, we intend to enter into a confirmatory offer letter with each of our named executive officers setting forth the terms and conditions of employment for each of our named executive officers as described below.
Shawn Riegsecker
Tyler Kelly
Katie Risch-McAdams
Potential Payments upon Termination or Change of Control
Prior to the completion of this offering, we intend to enter into arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.
Employee Benefit Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to continue to attract, retain and reward highly skilled personnel that are essential to the achievement of our strategic objectives and creation of long-term value for our stockholders. The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.
2011 Equity Incentive Plan
Our board of directors and stockholders approved and adopted our 2011 Equity Incentive Plan (the “2011 Plan”) on November 1, 2011. The 2011 Plan was amended on May 20, 2021. We expect to terminate the 2011 Plan and will cease issuing awards thereunder upon the effective date of our 2021 Equity Incentive Plan, subject to the terms of 2011 Plan and the applicable award agreements thereunder. However, all stock options and restricted stock granted under our 2011 Plan will remain outstanding, subject to the terms of our 2011 Plan and applicable award agreements until such awards are exercised or vest, as applicable, or until they terminate or expire by their terms.
Authorized Shares. The purpose of the 2011 Plan is to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company. Our 2011 Plan provides for (1) the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees, and (2) the grant of nonstatutory stock options and restricted stock awards to our employees, directors and consultants. As of December 31, 2020, an aggregate of 13,800,000 shares of our common stock were reserved for issuance pursuant to grants under our 2011 Plan, of which 1,731,885 remained available for grant. As of December 31, 2020, options to purchase 2,586,685 shares of our                     common stock had been exercised and options to purchase 8,092,433 shares of our common stock remained outstanding, with a weighted average exercise price of $2.99 per share. As of December 31, 2020, 1,388,997 restricted stock awards remained outstanding.
Administration. Our 2011 Plan is currently administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2011 Plan, the administrator has the authority, among other things, to (i) construe and interpret the 2011 Plan and award agreements and other documents thereunder, (ii) prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to the 2011 Plan; (iii) approve persons to receive awards under the 2011 Plan; (iv) determine the form and terms of awards under the 2011 Plan; (v) determine the number of shares or other consideration subject to awards granted under the 2011 Plan; (vi) determine whether awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other awards under the 2011 Plan or awards under any other incentive or compensation plan of the Company or any parent or subsidiary of the Company; (vii) grant waivers of any conditions of the 2011 Plan or any award thereunder; (viii) determine the terms of vesting, exercisability and payment of awards to be granted pursuant to the 2011 Plan; (ix) correct any defect, supply any omission, or reconcile any inconsistency in the 2011 Plan, or any award, award agreement, exercise agreement or restricted stock purchase agreement thereunder; (x) determine whether an award has been earned; (xi) extend the vesting period beyond a participant’s termination date; and (xii) make all other determinations necessary or advisable in connection with the administration of the 2011 Plan. The 2011 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that each such officer is a member of the board. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.
Stock Options. The 2011 Plan provides for the grant of both (1) incentive stock options, intended to qualify for tax treatment under Section 422 of the Code which may be granted only to employees and (2) nonqualified stock options, which may be granted to our employees, directors and consultants, each at a stated exercise price and subject to certain vesting and other terms and conditions as set forth in the 2011 Plan and prescribed by the plan administrator. Pursuant to the 2011 Plan, options must be granted with a per share exercise price at least equal to the fair market value of each underlying share. However, incentive stock options granted to any individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock as of the date of grant must have a per share exercise price equal to at least 110% of the fair market value of each underlying share as of the date of grant. Options granted under the 2011 Plan generally vest subject to continued service. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of (i) 3 months in case of termination for any reason other than death, disability or for cause and (ii) 12 months in the case of termination due to the participant’s death or disability, or, in both (i) and (ii), such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. The maximum permitted term of options granted under our 2011 Plan is 10 years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than 10% of the total combined voting power of all classes of our capital stock as of the date of grant is five years.
Restricted Stock. An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or stock distributions paid pursuant to RSAs will be accrued and paid when the restrictions on such shares lapse.
Stock appreciation rights (“SARs”). A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.
Restricted stock units (“RSUs”). RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs will be made as soon as practicable on a date determined at the time of grant, and may be settled in cash, shares of our common stock or a combination of both.
Adjustments. In the event that the number of outstanding shares of the common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other similar change in the capital structure of the Company affecting shares without consideration, then, in order to prevent diminution or enlargement of the benefits intended to be made available under the 2011 Plan, (1) the number of shares reserved for issuance under the 2011 Plan, (2) the exercise prices of and number of shares subject to outstanding awards and (3) the purchase prices of and/or number of shares will, to the extent appropriate, be proportionately adjusted, subject to any required action by our board or our stockholders and compliance with applicable securities laws.
Corporation Transactions. If an Acquisition or Other Combination (as such terms are defined in the 2011 Plan) shall occur, then any or all outstanding awards may be assumed, converted or replaced by the successor or acquiring entity (if any) of such Acquisition or Other Combination (or by any of its parents, if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, any successor or acquiring entity in such Acquisition or Other Combination (or any of its parents, if any) may substitute equivalent awards for outstanding awards or provide substantially similar consideration to participants in respect of their outstanding awards as was provided to stockholders of the Company in such Acquisition or Other Combination after taking into account the existing provisions of the outstanding awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or SAR, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code). Any successor or acquiring entity in such Acquisition or Other Combination (or any of its parents, if any) may also substitute by issuing, in place of any award of outstanding shares of the Company held by a participant, substantially similar shares of stock or other property subject to repurchase restrictions and other provisions no less favorable to such participant than those that applied to such outstanding shares immediately prior to such Acquisition or Other Combination.
If, in the event of an Acquisition, neither the successor or acquiring entity (if any) nor any parent (if any) of such successor or acquiring entity assumes, converts, replaces or substitutes outstanding awards as provided above, then notwithstanding any other provision in the 2011 plan to the contrary, and unless otherwise approved by the compensation committee or otherwise required by the terms of any award agreement or any separate written agreement governing such award that has been approved by the board of directors of the Company, each such award that has not already terminated in accordance with the plan or the applicable award agreement shall terminate, without accelerating vesting, immediately prior to the consummation of such Acquisition (or if such Acquisition is an Acquisition by Sale of Assets (as defined in the 2011 Plan), immediately prior to the Company’s distribution of any funds or assets to the Company’s stockholders following such Acquisition by Sale of Assets) at such times and upon such conditions as the Committee may determine. The board of directors (or, the compensation committee if designated by the board of directors) may, in its sole discretion, accelerate the vesting of such awards in connection with an Acquisition.
The Company, from time to time, also may substitute or assume outstanding awards granted by another entity, whether in connection with an acquisition of such other entity or otherwise, by either (a) granting an award under the 2011 Plan in substitution of such other entity’s award or (b) assuming and/or converting such award as if it had been granted under the 2011 Plan if the terms of such assumed award could be applied to an award granted under the 2011 Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an award under this Plan if the other entity had applied the rules of the 2011 Plan to such grant. In the event the Company assumes an award granted by another entity, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or SAR, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new option or SAR rather than assuming an existing option or SAR, such new option or SAR may be granted with a similarly adjusted exercise price.
Dissolution or Liquidation. The board of directors may at any time terminate or amend the 2011 Plan, and may terminate all outstanding options or SARs upon a dissolution or liquidation.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under our 2011 Plan will not be transferable or assignable by a participant other than by will, the laws of descent and distribution and, with respect to nonqualified stock options, by instrument to an inter vivos or testamentary trust in which these options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to “family member” as that term is defined in Rule 701 et seq promulgated by the Commission under the Securities Act of 1933, as amended.
Amendment and Termination. Our board of directors or compensation committee may amend our 2011 Plan at any time, subject to stockholder approval as may be required. Our 2011 Plan will automatically terminate 10 years from the date after the later of (i) the date our board of directors adopted the plan or (ii) the most recent increase in the share reserve approved by stockholders, unless it is terminated earlier by our board of directors. No termination or amendment of the 2011 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2011 Plan.
2022 Equity Incentive Plan
In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve the Basis 2022 Equity Incentive Plan (“2022 Plan”) to be effective upon the completion of this offering. The following summary describes what we expect to be the material terms of the 2022 Plan. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
On                    our Board adopted and on                    our stockholders approved the 2022 Plan that became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (the “Effective Date”). The 2022 Plan authorizes the awards of both incentive stock options (ISO), which are intended to qualify for tax treatment under Section 422 of the Internal Revenue Code, and non-qualified stock options (NSO), as well as for the award of restricted stock awards, SARs, RSUs, performance awards, and stock bonus awards. Pursuant to the 2022 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Shares reserved. We have initially reserved              shares of our Class A common stock, plus any reserved shares not issued or subject to outstanding awards granted under the 2011 Plan on the Effective Date for issuance pursuant to awards granted under the 2022 Plan. The number of shares reserved for issuance under the 2022 Plan

will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of (i)           percent (    )% of the total number of outstanding shares of all classes of our common stock on an as converted basis as of the immediately preceding December 31, or (ii) a number as may be determined by our Board. In addition, the following shares of our common stock will again be available for grant and issuance under the 2022 Plan:
•        shares subject to options or SARs granted under our 2022 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•        shares subject to awards granted under our 2022 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•        shares subject to awards granted under our 2022 Plan that otherwise terminate without such shares being issued;
•        shares subject to awards granted under our 2022 Plan that are surrendered pursuant to an “exchange program” (as defined in our 2022 Plan);
•        shares subject to awards under the 2022 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;
•        shares issuable upon the exercise of stock options or subject to other awards under the 2011 Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date;
•        shares issued under the 2011 Plan before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited;
•        shares issued pursuant to outstanding awards under the 2011 Plan that are forfeited or repurchased by us at the original issue price after the Effective Date; and
•        shares subject to awards under the 2011 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.
The shares of common stock underlying awards granted under our 2011 Plan that are forfeited, canceled, or otherwise returned to the 2022 Plan pursuant to the foregoing will become available for grant and issuance as Class A common stock under our 2022 Plan, regardless of their series or class under our 2011 Plan.
Administration. The 2022 Plan will be administered by our compensation committee or by our Board acting in place of the compensation committee. Subject to the terms and conditions of the 2022 Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the 2022 Plan as well as determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2022 Plan provides that our Board or compensation committee may delegate its authority, including the authority to grant awards, to one or more officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by the Board.
Options. The 2022 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NSOs to purchase shares of our Class A common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2022 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our Class A common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than                shares may be issued pursuant to the exercise of ISOs granted under the 2022 Plan.

Options may vest based on service or achievement of performance conditions. The compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to a right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of three months in the case of termination other than due to “cause” or the participant’s death or “disability” (as such terms are defined in our 2022 Plan), or 12 months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under the 2022 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant. Upon exercise of options, the option exercise price must be paid in full either in cash or cash equivalents or in other manners approved by the compensation committee, including by surrender of shares of our Class A common stock that are beneficially owned by the optionee free of restrictions. Subject to applicable law, the exercise price may also be delivered pursuant to a broker-assisted or other form of cashless exercise program implemented by us in connection with the 2022 Plan.
Restricted stock awards. An award of restricted stock is an offer to sell shares of our Class A common stock subject to restrictions that may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an award of restricted stock will be determined by the compensation committee. Unless otherwise determined by the compensation committee, holders of restricted stock will be entitled to vote and to receive any dividends or stock distributions paid pursuant to any vested shares of restricted stock. Holders of unvested restricted stock will not be entitled to receive any dividends or stock distributions paid with respect to unvested shares of restricted stock, and any such dividends or stock distributions will be accrued and paid only as and when such shares of restricted stock become vested. If any such dividends or distributions are paid in shares of our Class A common stock, the shares will be subject to the same restrictions on transferability and forfeiture as the shares of restricted stock with respect to which they were paid. Unless otherwise determined by the compensation committee, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock appreciation rights. A SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the compensation committee), to the holder equal to the fair market value of our Class A common stock on the date of exercise less a pre-determined exercise price per share, multiplied by the number of shares with respect to which the SAR is being exercised. Under the 2022 Plan, the exercise price of a SAR must be at least equal to the fair market value of a share of our Class A common stock on the date of grant. SARs may vest based on service or achievement of performance conditions and may not have a term that is longer than ten years from the date of grant.
Restricted stock units. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our Class A common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.
Performance awards. Performance awards granted pursuant to the 2022 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.
Stock bonus awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the compensation committee. The awards may be subject to vesting restrictions based on continued service or performance conditions.
Dividend equivalent rights. Dividend equivalent rights may be granted at the discretion of the compensation committee and represent the right to receive the value of dividends, if any, paid with respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and, subject to the discretion of the compensation committee, may be paid when dividend payments are made to stockholders or paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares, or other property, or a combination thereof as determined by the compensation committee. No dividend equivalent rights will be paid in respect of options or SARs.
Change of control. The 2022 Plan provides that, in the event of certain corporate transactions (as defined in the 2022 Plan), outstanding awards shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following actions: (i) the continuation of outstanding awards; (ii) the assumption of outstanding awards by the successor or acquiring entity or its parent; (iii) the substitution of outstanding awards by the successor or acquiring entity or its parent with equivalent awards with substantially the same terms; (iv) the full or partial acceleration of exercisability, vesting, or lapse of forfeiture conditions, including our right to repurchase shares and accelerated expiration of the award; (v) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2022 Plan, which may be deferred until the date or dates the award would have become exercisable or vested; or (vi) the cancellation of the outstanding awards for no consideration. Notwithstanding the foregoing, upon a corporate transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction at such times and on such conditions as the compensation committee determines.
Adjustment. In the event of a change in the number or class of outstanding shares of our Class A common stock by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in our capital structure, without consideration, appropriate proportional adjustments will be made to (i) the number and class of shares reserved for issuance under the 2022 Plan and the maximum number and class of shares that may be issued as ISOs; (ii) the exercise prices of and number and class of shares subject to outstanding options and SARs; and (iii) the number and class of shares subject to other outstanding awards.
Exchange, repricing and buyout of awards. The Committee may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2022 Plan.
Director compensation limits. No non-employee director may receive awards under our 2022 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceed $             in a calendar year or $             in the calendar year of his or her initial services as a non-employee director on our board of directors.
Clawback; transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our Board, to the extent set forth in such policy or applicable agreement, or as required by law. Except in limited circumstances, awards granted under the 2022 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2022 Plan, the compensation committee may establish a sub-plan under the 2022 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment and termination. Our Board may amend or terminate the 2022 Plan at any time, subject to stockholder approval as may be required. Our 2022 Plan will automatically terminate ten years from the date our Board adopts the Plan, unless it is terminated earlier by our Board. No termination or amendment of the 2022 Plan may materially adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable law or as otherwise provided by the terms of the 2022 Plan.

2022 Employee Stock Purchase Plan
In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve the 2022 Employee Stock Purchase Plan (“ESPP”) to be effective upon the completion of this offering. The following summary describes what we expect to be the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
On                        , our board of directors and on                   , our stockholders approved our ESPP that became effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our Class A common stock with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code, provided that the administrator may adopt sub-plans under our ESPP designed to be outside of the scope of Section 423 for participants who are non-U.S. residents.
We have initially reserved                   shares of our Class A common stock for issuance and sale under our 2022ESPP. The number of shares reserved for issuance and sale under our ESPP will increase automatically on January 1 for the first ten calendar years after the date the ESPP becomes effective by the number of shares equal to one percent (1%) of the aggregate number of outstanding shares of all classes of our common stock outstanding (on an as-converted basis) as of the immediately preceding December 31, or a lesser number as may be determined by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to stock splits, recapitalizations, or similar events, no more than                   shares of our Class A common stock may be issued over the term of our ESPP.
Administration. Our ESPP will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of our ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in our ESPP, designate separate offerings under the plan, and construe, interpret, and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to our ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than such time period as specified by the administrator, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year or certain highly-compensated employees as determined in accordance with applicable tax laws. In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our ESPP, will not be eligible to participate in our ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods, which may be consecutive or overlapping, through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The administrator may determine to permit participants to suspend or restart contributions during any offering period. The purchase price for shares purchased under our ESPP during any given purchase period will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of the purchase period.
No participant may purchase more than                   shares of our Class A common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion, may set a lower maximum number of shares which may be purchased.
Adjustments upon recapitalization. If the number or class of outstanding shares of our Class A common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number of shares and class of our common stock that are available under our ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of control. If we experience a “corporate transaction” (as defined in our ESPP), any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the corporate transaction, and our ESPP will terminate on the closing of the corporate transaction.
Transferability.  Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to our ESPP other than by will or the laws of descent or distribution.
Amendment; termination. Our board of directors or compensation committee may amend, suspend or terminate our ESPP at any time without stockholder consent, except as to the extent such amendment would increase the number of shares available for issuance under our ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our ESPP is terminated, the administrator may elect to terminate all outstanding offering periods immediately, upon next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Unless earlier terminated, our ESPP will terminate upon the earlier to occur of the issuance of all shares of Class A common stock reserved for issuance under our ESPP, or the tenth anniversary of the effective date.
401(k) Plan
We maintain a retirement plan for our eligible U.S. employees, which is intended to be a tax-qualified under Section 401(a) of the Code, and which contains a cash or deferred arrangement governed by Section 401(k) of the Code. Eligible employees are able to defer certain compensation up to certain Code limits, which are indexed annually. We make matching contributions on behalf of employees to the 401(k) plan at a rate of 50% of employee’s contributions up to 8% of salary.
Welfare and Other Benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.
Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We intend to have a directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Amended and Restated Investors’ Rights Agreement
We have entered into an amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” Other than these registration rights, all other terms of the amended and restated investors’ rights agreement will terminate in connection with this offering.
Indemnification Agreements
We will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related Party Transactions
Our written related party transactions policy and the charters of our audit committee and nominating and corporate governance committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee. However, if the related person is, or is associated with, a member of the audit committee, the transaction must be reviewed and approved by our nominating and governance committee.
Prior to this offering we had no formal, written policy for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL STOCKHOLDERS
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock as of           , 2021 by:
•each of our directors;
•each of our named executive officers;
•all of our current directors and executive officers as a group; and
•each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Applicable percentage ownership of our common stock before this offering is based on           shares of our Class A common stock and             shares of our Class B common stock outstanding, in each case, as of              , 2021 and assumes (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of          , 2021 into             shares of our        common stock and (ii) and the redesignation of our outstanding            common stock as         common stock as if such redesignation had occurred on                 , 2021. For purposes of the table below, we have assumed that              shares of Class A common stock will be issued in this offering. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Under the rules of the SEC, a person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Basis Global Technologies, Inc. 11 E. Madison Street, 6th Floor , Chicago, IL 60602.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
	Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)	Number	Percent (%)
Directors and Executive Officers:
Shawn Riegsecker
Tyler Kelly
Clayton Kossl
Katie Risch-McAdams
Mike Brochu
Christian Hendricks
Liron Gitig
Leland Putterman
All executive officers and directors as a group (8 persons)
Other 5% Stockholders:
Entities affiliated with FTV Ventures
Entities affiliated with NB Holdings LP

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, our authorized capital stock will consist of shares of our Class A common stock, $0.0001 par value per share, shares of our Class B common stock, $0.0001 par value per share, and shares of undesignated preferred stock, $0.0001 par value per share, of which:
•             shares are designated as Class A common stock; and
•             shares are designated as Class B common stock; and
•             shares are designated as preferred stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”
Voting Rights
Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Following this offering, the holders of our outstanding Class B common stock will hold     % of the voting power of our outstanding capital stock, with our directors, executive officers, and beneficial owners of 5% or greater of our outstanding capital stock and their respective affiliates holding         % of the voting power in the aggregate. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless, otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B common stock, (ii) fifteen years from the date of this prospectus, and (iii) the first date following the completion of this offering on which the number of shares of outstanding Class B common stock held by Shawn Riegsecker, our Chief Executive Officer, is less than 30% of the number of shares of Class B common stock held by Mr. Riegsecker as of the date of this prospectus.
Preferred Stock
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting stock, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of         , we had outstanding options to purchase an aggregate of      shares of our       common stock, with a weighted-average exercise price of $   per share. Subsequent to    , we granted options to purchase         shares of our       common stock under our 2011 Plan, with a weighted-average exercise price of $         per share.
RSUs
Subsequent to      , we granted RSUs settleable for      shares of our     common stock.
Registration Rights
Following the completion of this offering, certain holders of shares of our        common stock or their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of our Amended and Restated Investors’ Rights Agreement (our “IRA”), which was entered into in connection with our redeemable convertible preferred stock financings, and includes demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to our IRA, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the shares being registered.

The registration rights terminate (i) five years following the completion of this offering, and (ii) with respect to any particular stockholder, after the completion of this offering, who holds less than one half percent of our then outstanding common stock.
Demand Registration Rights
Following the completion of this offering, holders of                shares of our registrable securities will be entitled to demand registration rights. Under the terms of our IRA, we will be required, upon the written request of holders of at least 20% of the shares that are entitled to registration rights under our IRA, use our commercially reasonable efforts to effect, as soon as practicable, all or a portion of these shares for public resale. We may postpone the filing of a registration statement once for up to 120 days in a 12-month period if our board of directors determines that the filing would be detrimental to us. The holders may only require us to effect at most two registration statements pursuant to this provision of the IRA. We are not required to effect a demand registration under certain additional circumstances specified in our IRA, including at any time earlier than 180 days after the effective date of this offering.
Form S-3 Registration Rights
Following the completion of this offering, holders of                shares of our registrable securities will be entitled to Form S-3 registration rights. The holders representing at least 20% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period, for a period of not more than 120 days if our board of directors determines that the filing would be detrimental to us.
Piggyback Registration Rights
If we register any of our securities for public sale, holders of                shares of our registrable securities will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans or a registration relating to an SEC Rule 145 transaction. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-Takeover Provisions
The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws following this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:
•Board Vacancies. Our restated bylaws and certificate of incorporation will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

•Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.
•Choice of Forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated bylaws also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (Federal Forum Provision). While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the

Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, or the underwriters of any offering giving rise to such dispute, which may discourage lawsuits against us and our directors, officers, and other employees and the underwriters of this offering.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be            . The transfer agent’s address is            , and its telephone number is            .
Exchange Listing
We intend to apply to list our Class A common stock on the            under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
Upon the completion of this offering, based on the          shares of our capital stock outstanding as of September 30, 2021, we will have a total of          shares of our Class A common stock outstanding and          shares of our Class B common stock outstanding. Of these outstanding shares, all of the shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A common stock and Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.
Lock-up and Market Standoff Agreements
All of our directors and officers and substantially all of our security holders have entered into or will enter into lock-up agreements or market standoff provisions that prohibit them from, among other things, offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc. and RBC Capital Markets, LLC, subject to certain exceptions. Goldman Sachs & Co. LLC, BofA Securities, Inc. and RBC Capital Markets, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See the section titled “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares; or
•the average reported weekly trading volume of our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares are subject to the lock-up and market standoff agreements described above.
Form S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding shares of restricted stock and the shares of our common stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or the Medicare contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift or estate tax laws, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code (“Code”), such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;
•non-U.S. governments and international organizations;
•broker-dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than 5% of our Class A common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX

CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.
Distributions
We do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder of our Class A common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under “-Gain on Disposition of Our Class A Common Stock.”
Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “-Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below under the sections titled “-Backup Withholding and Information Reporting” and “-Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the Class A common stock.
If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation (a “USRPHC”). However, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market for this purpose.
Backup Withholding and Information Reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any dividends we pay on our Class A common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form

W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under previously finalized Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of Class A common stock, but proposed Treasury Regulations provide that no withholding will apply with respect to payments of gross proceeds with respect to the disposition of our Class A common stock. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed Treasury Regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc
RBC Capital Markets, LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional          shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an          additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc. and RBC Capital Markets, LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Class A common stock on the            under the symbol "            ".

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the            , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $          .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS
Fenwick & West LLP, Mountain View, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Cooley LLP, San Francisco, California is acting as counsel to the underwriters.
EXPERTS
The consolidated financial statements of Basis Global Technologies, Inc. at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.
Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at www.basis.net. Upon the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS
Basis Global Technologies, Inc.
Consolidated Financial Statements
Years Ended December 31, 2020 and 2019

Report of Independent Registered Accounting Firm
To the Stockholders and the Board of Directors of Basis Global Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Basis Global Technologies, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.
Chicago, Illinois
October 12, 2021

BASIS GLOBAL TECHNOLOGIES, INC.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$31,470	$12,388
Accounts receivable (less allowance for doubtful accounts of 2020 $1,604; 2019 $961)	127,330	108,478
Other current assets	2,652	2,375
Income tax receivable	73	659
Total current assets	161,525	123,900
Property, equipment and software, net	7,029	12,952
Other assets
Goodwill	11,230	11,230
Other assets	488	479
Total other assets	11,718	11,709
Total assets	$180,272	$148,561
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	128,355	118,718
Accrued expenses	23,907	13,786
Customer deposits	5,286	2,141
Income tax payable	540	448
Total current liabilities	158,088	135,093
Long term debt, net	14,968	13,947
Other liabilities	1,263	571
Total liabilities	174,319	149,611
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Convertible Series A preferred stock, voting, $0.01 par value, authorized shares 2020 and 2019: 518,656; issued shares 2020: 514,386; 2019: 508,486; liquidation preference 2020: $51,881; 2019: $47,985	79,113	74,341
Convertible Series B preferred stock, voting, $0.01 par value, authorized shares 2020 and 2019: 6,666,665; issued shares 2020 and 2019: 6,666,665; liquidation preference 2020: $40,184; 2019: $38,384	53,200	50,267
Stockholders’ equity (deficit):
Class A common stock, voting, $0.01 par value, authorized shares 2020 and 2019: 60,000,000; issued shares 2020 and 2019: 23,787,760	119	119
Convertible Class B common stock, non-voting, $0.01 par value, authorized shares 2020 and 2019: 19,000,000; issued shares 2020: 6,664,828; 2019: 5,779,475	34	32
Accumulated deficit	(113,430)	(112,726)
Treasury stock, at cost (2020 and 2019: 5,508,169 shares)	(14,924)	(14,924)
Total Basis Global Technologies, Inc. stockholders’ equity (deficit)	(128,201)	(127,499)
Noncontrolling interest	1,841	1,841
Total stockholders’ equity (deficit)	$(126,360)	$(125,658)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$180,272	$148,561
See notes to the consolidated financial statements.

BASIS GLOBAL TECHNOLOGIES, INC.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Revenues:
Managed Activation	$343,597	$358,692
Self-Service	44,008	25,337
Total revenues	387,605	384,029
Cost of revenue	268,715	286,920
Gross profit	118,890	97,109
Operating expenses:
Sales and marketing	53,806	47,881
Technology and development	18,960	12,150
General and administrative	40,800	43,206
Total operating expenses	113,566	103,237
Operating income (loss)	5,324	(6,128)
Other income (expense):
Interest expense	(571)	(938)
Other (expense) income, net	(630)	555
	(1,201)	(383)
Income (loss) before income taxes	4,123	(6,511)
Income tax expense	961	379
Net income (loss)	3,162	(6,890)
Accretion of redeemable convertible preferred stock to fair value	(7,083)	(7,105)
Net loss attributable to common stockholders	$(3,921)	$(13,995)
Net loss per share attributable to common stockholders, basic and diluted	$(0.17)	$(0.60)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	23,487,066	23,227,889
See notes to the consolidated financial statements.

BASIS GLOBAL TECHNOLOGIES, INC.
Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share and per share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Class A Treasury Stock	Class B Treasury Stock	Noncontrolling Interest	Total
Balance, January 1, 2019	$119	$31	$—	$(101,396)	$(9,578)	$(5,346)	$ 1,841	$ (114,329)
Issuance of 124,441 shares of Class B common stock for options exercised	—	1	28	—	—	—	—	29
Share-based compensation expense	—	—	2,637	—	—	—	—	2,637
Accretion of redeemable convertible preferred stock to fair value	—	—	(2,665)	(4,440)	—	—	—	(7,105)
Net loss	—	—	—	(6,890)	—	—	—	(6,890)
Balance, December 31, 2019	$119	$32	$—	$(112,726)	$ (9,578)	$ (5,346)	$ 1,841	$ (125,658)
Issuance of 216,729 shares of Class B common stock for options exercised	—	2	443	—	—	—	—	445
Share-based compensation expense	—	—	2,774	—	—	—	—	2,774
Accretion of redeemable convertible preferred stock to fair value	—	—	(3,217)	(3,866)	—	—	—	(7,083)
Net income	—	—	–	3,162	—	—	—	3,162
Balance, December 31, 2020	$ 119	$ 34	$ –	$ (113,430)	$ (9,578)	$ (5,346)	$ 1,841	$ (126,360)
See notes to the consolidated financial statements.

BASIS GLOBAL TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Operating activities
Net income (loss)	$3,162	$(6,890)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,601	12,138
Share-based compensation expense	2,774	2,637
Change in fair value of preferred stock warrant liability	439	—
Impairment of intangible assets	—	1,990
Loss (gain) on disposal of fixed assets and leasehold improvements	76	(7)
Deferred income taxes	—	(6)
Provision for doubtful accounts	4,196	1,769
Change in operating assets and liabilities:
Accounts receivable	(23,045)	(14,623)
Other current assets	(380)	16
Other assets	37	(5)
Accounts payable	9,636	16,160
Accrued expenses and customer deposits	13,247	(2,271)
Income taxes	678	338
Long term liabilities	1,154	29
Net cash provided by operating activities	20,575	11,275
Investing activities
Purchases of property, equipment, and software	(2,669)	(7,512)
Net cash used in investing activities	(2,669)	(7,512)
Financing activities
Borrowings on revolving line of credit	11,000	13,000
Repayments on revolving line of credit	(10,000)	(16,000)
Proceeds from the exercise of stock options	445	29
Principal payments related to capital lease obligations	(269)	(166)
Net cash provided by (used in) financing activities	1,176	(3,137)
Net increase in cash and cash equivalents	19,082	626
Cash and cash equivalents at beginning of year	12,388	11,762
Cash and cash equivalents at end of year	$31,470	$12,388
Supplemental disclosures of cash flow information
Interest paid	$503	$884
Income taxes, net of refunds of 2020: $31, 2019: $37, 2018: $493	$608	$600
See notes to the consolidated financial statements.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements
(in thousands, except percentages, share and per share amounts, and years)

1. Nature of Business and Significant Accounting Policies
Nature of Business
Basis Global Technologies, Inc. (the Company) provides cloud-based workflow automation software for marketing and advertising functions within enterprises. The Company’s core product is workflow automation software that allows users to plan their media campaigns from conception to execution across all channels and devices, utilizing many creative types and formats. Through the workflow automation software, the Company offers flexible service models that range from full-service digital strategy and activation solutions to the self-serve option. The Company is headquartered in Chicago, Illinois.
A summary of the Company’s significant accounting policies is as follows:
Basis of Presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All currency values except where otherwise indicated, are expressed in U.S. dollars.
Effective September 15, 2021, the Company filed an amended Certificate of Incorporation to change its name from Centro, Inc. to Basis Global Technologies, Inc. The name change was made pursuant to Section 242 of the Delaware General Corporation Law.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries where the Company has control. All intercompany balances and amounts have been eliminated in consolidation. Noncontrolling interest represents the noncontrolling interests of the minority owners of the subsidiaries not fully owned by the Company.
Accounting Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include allowances for doubtful accounts, capitalization of software costs, assumptions used for the valuation of share-based compensation and assumptions used for the valuation of Series A preferred stock and Series B preferred stock.
Concentration of Risk
The Company maintained substantially all cash and cash equivalents in two financial institutions during 2020 and 2019. Cash equivalents include highly liquid investments that have a maturity of three months or less at the time of purchase, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.
As of December 31, 2020, one key supplier accounted for more than 10% of the Company’s consolidated accounts payable, and as of December 31, 2019, two key suppliers accounted for more than 10% of the Company’s consolidated accounts payable. For the years ended December 31, 2020 and 2019, two key suppliers accounted for more than 10% of the Company’s consolidated publisher fees.
Accounts Receivable
Accounts receivable are uncollateralized customer obligations and are carried at the original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Invoice payment terms are generally 30 days. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history,

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.
Intangible Assets
Intangible assets include trademarks, customer relationships, developed technology, and licenses. These assets are being amortized on a straight-line basis according to the varying useful life (2.5 to 5 years) of each asset.
Goodwill
Goodwill represents the excess purchase price over the fair value of the net assets acquired in a business combination. The Company tests goodwill for impairment annually on November 30, or more frequently as circumstances dictate.
The Company has the option to assess goodwill impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a two-step goodwill impairment test. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is in excess of its book value, the related goodwill is not impaired, and no further analysis is necessary. If the fair value of the reporting unit is less than its book value, there is an indication of potential impairment, and a second step is performed. When required, the second step of testing involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of its net assets and identifiable intangible assets. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. There were no impairments of goodwill during the years ended December 31, 2020 or 2019.
Impairment of Long-Lived Assets
Long-lived assets, such as software, equipment, and definite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any), are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its fair value. No material impairments were recorded for the year ended December 31, 2020. The Company recognized an impairment loss of $1,990 on its customer relationship intangible asset for the year ended December 31, 2019.
Property, Equipment, and Software
Property, equipment, and software are stated at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. The following estimated useful lives are being used:

Capitalized internal-use software	3 years
Computer hardware and software	2 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Equipment	5 years
The Company develops workflow system technology for internal use and for use by its customers. The workflow automation software made available to customers enables them to perform media planning, buying, and reconciliation in a single platform. Since title of the software does not transfer to the customer, all software developed by the Company is accounted for under Accounting Standards Codification (ASC) 350-40, Intangibles – Goodwill and Other – Internal-Use Software. The Company capitalized $2,648 and $7,096 in costs relating to

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
internal-use software during the years ended December 31, 2020 and 2019, respectively. Costs associated with the design and development of new features and functionality for the systems were capitalized.
Revenue Recognition
On January 1, 2019, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using a modified retrospective approach method. The adoption of ASU 2014-09 did not result in a change in the timing or amount of revenue recognized.
Since January 1, 2019, the Company recognizes revenue when the customer obtains control of the promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition, the Company performs the following five steps:
•Identification of a contract with a customer;
•Identification of the performance obligations in the contract;
•Determination of transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when or as the performance obligations are satisfied.
The Company only applies the five-step model to contracts where it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer.
As part of the adoption of Topic 606, the Company evaluated whether its commission payments to employees represent incremental costs to obtain a contract that must be capitalized. The Company pays commissions monthly and requires the recipient of the commission to be employed at the time of payment. Failure to remain employed at the date the commission is payable results in the forfeiture of commissions that would otherwise be due. As such, the Company has determined that the requirement of continued employment is substantive and, accordingly, these commissions are not considered to be incremental costs of obtaining the customer contract and are not capitalized.
Managed Activation
The Company’s primary source of revenue is from planning, buying, and executing digital advertising campaigns. Advertisers and advertising agencies enter into contracts with the Company to place their advertisement on a single or multiple digital platforms. The contracts state the number of times their advertisement will be displayed (impressions) and the cost per one thousand impressions. The product of those two contract components is the total amount to be recognized based on third-party ad-server data. On a monthly basis, the Company determines the number of impressions that were delivered and determines the amount of revenue that is recognized for that period.
For Managed Activation, the Company has determined that the media planning, buying and execution of digital advertising campaigns represents a single performance obligation. The transaction price for this performance obligation is equal to the amount of impressions delivered, multiplied by the price per one thousand impressions. As such, there is no need to allocate the transaction price in the contract and the Company recognizes revenue on a monthly basis based on impressions delivered. Subsequent to impressions being delivered, the associated fees are generally not subject to refund or adjustment. Historically, any refunds or adjustments have not been material.
The Company evaluates whether it is acting as the principal or agent with respect to Managed Activation revenue by considering a number of factors including, among other things, whether the Company is the primary obligor under the arrangement and has latitude in establishing prices. For Managed Activation contracts, the Company is responsible for providing the service based on the representations within the service contracts. The Company is also involved in establishing pricing, providing a portion of the services, and establishing specifications of the service. The Company also has credit risk relating to the service transactions. Based on these factors, the

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
Company determined it is acting as the principal for Managed Activation revenue and records the gross amount invoiced to customers as revenue for these services.
The Company accounts for multiple contracts with the same customer as individual contracts. The contracts are not combined as each contract is negotiated separately, price and performance are not influenced by other contracts, and the services represent separate performance obligations.
Self-Service
The Company also generates revenue by providing a Self-Service solution to customers to purchase digital advertising inventory. The Company’s internally developed workflow automation software is used by customers for media planning, buying and execution of digital advertising campaigns. Customers can use the platform to plan their media campaigns, communicate and contract with vendors, monitor campaign performance and analytics, and complete campaign reconciliations. The Company’s workflow automation software includes a demand side platform so that customers can perform their programmatic buying in the same platform. The demand side platform provides real-time bidding services which allow customers to purchase advertising inventory.
For Self-Service, the Company has determined that its performance obligation is to provide the use of its platform to customers to purchase digital advertising inventory. The Company’s agreements with Self-Service customers include termination rights after the first 90 days of the agreement and generally do not include long-term obligations requiring customers to use our platform. The Company invoices customers for the costs of advertising inventory purchased through the platform, as well as a platform fee, based on a percentage of a customer’s purchases through the platform, and in certain immaterial instances a separate license fee. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for the completion of the transaction when a bid is won. The Company recognizes revenue for its platform fee when a purchase by the customer occurs through its platform, which is when a bid is won. Subsequent to a bid being won through the Company’s platform, the associated fees are generally not subject to refund or adjustment. Historically, any refunds or adjustments have not been material.
The Company evaluates whether it is acting as the principal or agent with respect to Self-Service revenue by considering a number of factors including, among other things, whether the Company is the primary obligor under the arrangement and has latitude in establishing prices. For Self-Service contracts, the Company determined that it is not the primary obligor for the purchase of advertising inventory. The Company does not have pricing latitude with respect to the cost of advertising inventory purchased by customers through the Company’s platform, as the price guidelines submitted to the auction are determined by the customer. The customer has supplier selection for the advertising inventory. However, the Company does have credit risk on the spend through the Company’s platform, which includes the amounts due to suppliers for purchases through the Company’s platform, as the Company is generally required to pay suppliers irrespective of whether the Company collects from customers. Based on these factors, the Company determined it is acting as an agent for Self-Service revenue and records a percentage of the customer’s purchases through the platform, similar to a commission, as revenue. This revenue is reported net of amounts incurred and payable to suppliers for the cost of advertising inventory, third-party data and other add-on features (collectively, “traffic acquisition costs”).
Cost of Revenue
The Company’s cost of revenue consists of certain direct and indirect costs incurred to generate revenue. These direct costs include fees paid to publishers based on delivery of advertising impressions, other traffic acquisition costs, hosting costs to operate the digital platforms, and costs to monitor and track delivery of advertising campaigns. Indirect costs consist of personnel costs for individuals who provide customers with support, including salaries, bonuses, stock-based compensation, employee benefits costs and commission costs, and amortization expense from internal-use software.
At the time of sale, when performance has occurred, a liability is recorded for estimated costs due to publishers for which the Company has not yet been invoiced. The liability is calculated based on media delivered and the agreed-upon costs to be paid to publishers.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
Sales and Marketing
Sales and marketing expenses consists primarily of personnel costs, including salaries, bonuses, stock-based compensation, employee benefits costs and commission costs, for the Company’s sales and marketing personnel. Sales and marketing expense also includes costs for advertising, promotional and other marketing activities, and certain overhead costs. Commissions costs are expensed as incurred.
Technology and Development
Technology and development expenses consist primarily of personnel costs, including salaries, bonuses, stock-based compensation and employee benefits costs, and professional services. These expenses include costs incurred in the development, implementation and maintenance of internal-use software. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that meets the criteria for capitalization. The Company amortizes internal-use software development costs that relate to its revenue producing activities on its platform to cost of revenue.
General and Administrative
The Company’s general and administrative expense consists primarily of personnel costs, including salaries, bonuses, stock-based compensation and employee benefits costs, associated with the Company’s executive, finance, legal, human resources, and other administrative personnel, as well as accounting and legal professional services fees, rent expense, bad debt expense and certain overhead costs, including depreciation expense.
Customer Deposits
The Company’s customer deposits balance on the consolidated balance sheets consists of cash deposits for Self-Service and prepaid campaigns for Managed Activation. The customer deposits balance is reversed, and revenue is recognized when all revenue recognition criteria have been met. The Company’s arrangements are cancelable by the customer as to any unfulfilled portion of a campaign without penalty. For the Company’s Self-Service segment, media is purchased on the Company’s platform on a real-time basis and purchasing ceases upon cancellation. For the Company’s Managed Activation arrangements, once the advertising is delivered in accordance with the terms of the insertion order, the related amounts earned for such advertising delivery are nonrefundable.
Employee Stock Option Plan
The Company grants stock options to employees, which are described more fully in Note 6. The Company uses an option-pricing model to determine the grant-date fair value of the award on the grant date. The Company recognizes compensation expense over the requisite service period using the straight-line method.
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short-term nature. The carrying value of the Company’s line of credit approximates fair value, because it accrues interest at variable rates that reset monthly. The inputs the Company uses to estimate the fair value of the line of credit are classified in Level 2 of the fair value hierarchy, because of the direct or indirect observable inputs.
Income Taxes
The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the consolidated financial statements and income tax bases of assets and liabilities using the enacted tax rates that are applicable in a given year. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, the Company believes it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including recent cumulative earnings experience, expectations of future taxable income and capital gains by taxing jurisdiction, the carryforward periods available for tax reporting purposes, the

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
ability to carry back losses, and other relevant factors. A change in the estimate of future taxable income may require an increase or decrease to the valuation allowance.
The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement with the relevant taxing authority.
Certain of the Company’s domestic subsidiaries were formed as limited liability companies (LLCs). LLCs operate under sections of federal and state income tax law that provide that, in lieu of company-level income taxes, the members separately account for their pro rata shares, as allocated in accordance with the members’ operating agreement, of the LLC’s items of income, deductions, losses, and credits. As a result of this election, all federal taxes are recognized at the parent level (Basis Global Technologies, Inc.).
Certain of the Company’s foreign subsidiaries are based in Canada and are responsible for income taxes at the federal and provincial levels.
Foreign Currency Translation and Transactions
The statements of operations of foreign subsidiaries whose functional currency are other than the U.S. dollar are translated into U.S. dollars using average exchange rates for the period. The net assets of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in equity as a component of accumulated other comprehensive income. Transaction gains and losses are included in other (expense) income, net in the accompanying consolidated statements of operations.
Preferred Stock Warrants
Freestanding warrants and other similar instruments related to shares that are redeemable are classified as liabilities on the consolidated balance sheets. The warrants are subject to re-measurement at each consolidated balance sheet date, and any change in fair value is recognized as a component of other (expense) income, net. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the preferred stock warrants. No material changes in fair value were noted for the year ended December 31, 2019. The fair value of the warrants increased by $439 during the year ended December 31, 2020. The warrants are no longer outstanding as of December 31, 2020.
Debt Issuance Costs
Debt issuance costs represent legal and other direct costs related to the Company’s revolving line of credit (Note 4). These costs are recorded as an offset to the carrying value of the Company’s line of credit on the consolidated balance sheets at the time they are incurred and are amortized to interest expense over the contractual term of the line of credit.
Redeemable Convertible Preferred Stock
Series A redeemable convertible preferred stock (Series A preferred stock) and Series B redeemable convertible preferred stock (Series B preferred stock) are carried at the maximum redemption amount as of each balance sheet date, with changes to the carrying value of Series A and Series B preferred stock recognized in each period as an increase or decrease to retained earnings, or in the absence of retained earnings, to additional paid in capital, or in the absence of additional paid in capital, to accumulated deficit.
Net Loss Per Share Attributable to Common Stockholders
The Company calculates net loss per share attributable to Class A and Class B common stockholders using the two-class method required for companies with participating securities. The Company considers redeemable convertible preferred stock to be participating securities as holders of such securities have non-forfeitable dividend

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
rights in the event of the Company’s declaration of a dividend for shares of Class A and Class B common stock. During periods when the Company is in a net loss position, the net loss attributable to Class A and Class B common stockholders is not allocated to the redeemable convertible preferred stock and unvested Class A and Class B common stock under the two-class method as these securities do not have a contractual obligation to share in the Company’s losses. Payment in excess of the carrying value on the redemption of redeemable convertible preferred stock represents a deemed dividend to the redeemable convertible preferred stockholder. Accordingly, the difference between the amount paid upon redemption and the carrying value of the redeemable convertible preferred stock is deducted from (if a premium) or added to (if a discount) net income (loss) to arrive at net income (loss) available to Class A and Class B common stockholders.
Distributed and undistributed income allocated to participating securities are subtracted from net income (loss) in determining net (income) loss attributable to Class A and Class B common stockholders. Basic net income (loss) per share is computed by dividing net income (loss) attributable to Class A and Class B common stockholders by the weighted-average number of shares of the Company’s Class A and Class B common stock outstanding.
Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board (the FASB) issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's
Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract ("ASU 2018-15"). This update was issued to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments in ASU 2018-15 are effective for annual periods beginning after December 15, 2020 for non-public entities, and interim reporting periods within annual periods beginning after December 15, 2021. The Company plans to adopt this standard prospectively for the year ended December 31, 2021 and does not expect that adoption will have a significant impact to the Company’s consolidated financial position, results of operations, and cash flows.
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 will be effective for the Company in the fiscal year beginning after December 15, 2021, and early adoption is permitted. The Company is currently evaluating what impact, if any, the adoption of this ASU will have on its consolidated financial position, results of operations, and cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to available-for-sale debt securities and accounts receivable. This ASU is effective for annual reporting periods beginning after December 15, 2022, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial position, results of operations, and cash flows.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months.
Recognition, measurement, and presentation of expenses will depend on classification as a finance or operating lease. The ASU also requires certain quantitative and qualitative disclosures.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
Accounting guidance for lessors is largely unchanged. The requirements should be applied on a modified retrospective basis and companies are allowed to recognize a cumulative-effect adjustment to the opening balances of retained earnings in the period of adoption. There is an optional transition method allowed to not restate the comparative prior period, along with a package of practical expedients available to all entities to aid in the transition. The Company plans to adopt this standard in its financial statements for the year ended December 31, 2022. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its consolidated financial position, results of operations, and cash flows.
2. Goodwill and Intangible Assets
There were no changes in the carrying amount of goodwill for the years ended December 31, 2020 or 2019.
Intangible assets consisted of the following as of December 31, 2020 and 2019:

2020	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Useful Life (Years)
Amortizable intangible assets:
Trademarks	$960	$(960)	$—	5.0
Customer relationships	223	(190)	33	4.8
Developed technology	2,320	(2,320)	—	5.0
Licenses	150	(150)	—	4.6
	$3,653	$(3,620)	$33	5.0

2019	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Useful Life (Years)
Amortizable intangible assets:
Trademarks	$960	$(960)	$—	5.0
Customer relationships	323	(290)	33	4.1
Developed technology	2,739	(2,690)	49	5.0
Licenses	150	(150)	—	4.6
	$4,172	$(4,090)	$82	4.9
The total amortization expense on intangibles was $52 and $642 for the years ended December 31, 2020 and 2019, respectively. The Company recognized an impairment loss of $1,990 on its customer relationship intangible asset on December 31, 2019 and included this loss within general and administrative expenses on its consolidated statements of operations. The fair value estimate used in the impairment analysis is a Level 3 estimate, as this fair value was determined using significant unobservable inputs when measured using a discounted cash flow approach.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
3. Property, Equipment, and Software
The following is a summary of property, equipment, and software as of December 31, 2020 and 2019:

	2020	2019
Computer hardware and software	$4,480	$4,485
Leasehold improvements	2,976	3,441
Furniture and fixtures	3,009	3,786
Capitalized internal-use software	42,517	39,869
Other	198	239
	53,180	51,820
Less accumulated depreciation and amortization	(46,151)	(38,868)
	$7,029	$12,952
Total depreciation expense was $1,147 and $1,536, and amortization expense of capitalized internal-use software was $7,402 and $9,959 for the years ended December 31, 2020 and 2019, respectively. Property and equipment financed through capital lease obligations, consisting of computer equipment, totaled $836 as of both December 31, 2020 and 2019. As of December 31, 2020 and 2019, accumulated depreciation related to property and equipment financed through capital leases totaled $405 and $152, respectively. The unamortized amounts of software capitalization were $6,310 and $11,035 as of December 31, 2020 and 2019, respectively.

4. Debt
Borrowings on the revolving line of credit are the lesser of $32,000 or as defined in the credit agreement. The revolving line of credit has a maturity date of June 2023. The line of credit is secured by substantially all of the assets of the Company. As of December 31, 2020 the interest rate on the line of credit is based on the greater of the Prime Rate plus 0.75% or 3.75%. If certain cash flow conditions are met, the interest rate would be the greater of the Prime Rate minus 0.55% or 2.45%.
On April 24, 2019, the Company entered into the third amended loan agreement. The new loan agreement amended the interest rate from the 30-day LIBOR rate plus a 3.5% margin, to the Prime Rate plus a floating annum rate equal to 0.20% above the Prime Rate or 0.55% below the Prime Rate. As of December 31, 2019, the Company had total borrowings under the revolving line of credit of $14,000. The effective interest rate on borrowings under the revolving line of credit was 4.282% as of December 31, 2019.
On June 12, 2020, the Company entered into the fourth amended loan agreement to (i) extend the maturity date of the revolving line of credit to June 30, 2021; (ii) decrease the borrowing capacity from $35,000 to $32,000; (iii) to adjust the interest rate to the greater of (a) the Prime Rate plus 0.75% or (b) 3.75%; or if certain cash flow conditions are met, the interest rate would be the greater of (a) the Prime Rate minus 0.55% or (b) 2.45%; and (iv) modify certain financial covenants.
As of December 31, 2020, the Company had total borrowings under the revolving line of credit of $15,000. The effective interest rate on borrowings under the revolving line of credit was 2.734% as of December 31, 2020. In addition to interest on the revolving line of credit, an unused line fee of 0.3% was charged for the years ended December 31, 2020 and 2019.
The Company was also contingently liable on two irrevocable standby letters of credit in the amounts of $875 and $748 as of December 31, 2020. These arrangements were entered into by the Company with the aforementioned bank in lieu of a security deposit on leases in Chicago, Illinois, and New York City, New York, respectively. Any amounts advanced under these arrangements bear an annual renewal fee of 1.5%.
5. Redeemable Convertible Preferred Stock
The company has two classes of authorized redeemable convertible preferred stock: Series A preferred stock and Series B preferred stock. The original issuance price for each share of Series A preferred stock and Series B

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
preferred stock is $44.25 and $4.50, respectively. In the event of any liquidation, dissolution, winding-up or sale or merger of the Company, whether voluntary or involuntary, Series B preferred stockholders will receive distribution proceeds before Series A preferred stockholders, and Series A preferred stockholders will then receive distribution proceeds before common stockholders, as outlined in the Company’s articles of incorporation.
Series A Preferred Stock
Voting
Each holder of Series A preferred stock shall be entitled to the number of votes equal to the number of whole shares of Class A common stock into which such shares of Series A preferred stock could be converted.
Conversion
Series A preferred stock will automatically convert into shares of Class A common stock upon a qualified initial public offering (IPO) where the per share price of Class A common stock is not less than $6.637 per share. The Series A preferred stock is also convertible into shares of Class A common stock at any time at the holder’s option. Each share of Series A preferred stock shall be convertible into 20 shares of Class A common stock.
Redemption
At any time after December 17, 2018, the Company is obligated to redeem for cash all shares of Series A preferred stock after it has received a written request to do so from the majority of the then holders of Series A preferred stock. The redemption date would then be the later of (i) 90 days following the delivery of the Series A preferred stock written redemption notice or (ii) 25 days after the determination of fair market value has been provided to the Company and the holders of Series A preferred stock.
The redemption price for each share of Series A preferred stock shall equal an amount in cash equal to the greater of (i) the original issue price for Series A preferred stock plus the amount of all declared or accrued but unpaid dividends thereon or (ii) the fair market value of Series A preferred stock on the redemption date.
As the Series A preferred stock is redeemable at the option of the holders, subject only to the passage of time, it has been classified within temporary (mezzanine) equity on the Company’s consolidated balance sheet at the maximum redemption value as of each balance sheet date.
Dividends
The Series A preferred stock carries a dividend rate of 8%, which accrues on a cumulative basis and is compounded annually. As of December 31, 2020 and 2019, the cumulative unpaid dividend amount, in total and per share, was $26,146 and $50.83, and $22,547 and $44.34, respectively.
Liquidation
The Series A preferred stock has a liquidation preference, whereby each share of Series A preferred stock is to be paid out in an amount per share that is dependent upon the total liquidation return to the Series A preferred stockholders as follows:
•If the total liquidation return is less than or equal to three times the original issue price per share of Series A preferred stock ($132.75) – then the liquidation return is computed as the original issuance price for each share of Series A preferred stock, plus (i) all declared or accrued but unpaid dividends thereon and (ii) $5.78.
•If the liquidation return is greater than or equal to five times the original issue price per share of Series A preferred stock ($221.25) – then the Series A preferred stockholders will not receive a liquidation return.
•If the liquidation return is greater than three times the original issue price per share of Series A preferred stock ($132.75) but less than five times the original issue price per share of Series A preferred stock ($221.25) – then the liquidation return shall be reduced linearly across the range from 100% where the

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
aggregate return otherwise payable to the holders of Series A preferred stock would equal three times the original issue price for Series A preferred stock, to 0% where the aggregate return otherwise payable to the holders of Series A preferred stock would equal five times the original issue price for Series A preferred stock.
Warrants on Series A Preferred Stock
In connection with a Series A preferred stock offering in 2010, the Company issued warrants to purchase 10,170 shares of Series A preferred stock at an exercise price of $44.25 per share. The warrants had a contractual life of ten years and were exercisable immediately in whole or in part, on or before ten years from the issuance date. The warrants vested immediately upon grant. As the Series A preferred stock provides the holder with a cash redemption right, the fair value of the warrants was recorded as a liability on the consolidated balance sheets. There was no significant change in fair value of the warrants for the year ended December 31, 2019. On December 17, 2020, the warrants were exercised, whereby the holder received 5,900 shares of Series A preferred stock via a cashless conversion transaction.
Series B Preferred Stock
Voting
Each holder of Series B preferred stock shall be entitled to the number of votes equal to the number of whole shares of Class A common stock into which such shares of Series B preferred stock could be converted.
Conversion
Series B preferred stock will automatically convert into shares of Class A common stock upon a qualified initial public offering (IPO) where the per share price of Class A common stock is not less than $6.637 per share. The Series B preferred stock is also convertible into shares of Class A common stock at the holder’s option. Each share of Series B preferred stock shall be convertible into 1 share of Class A common stock.
Dividends
The Series B preferred stock carries a dividend rate of 6%, which is not accrued and not compounded annually.
Redemption
Series B preferred stock is only redeemable for cash after the Company has received a written redemption request from the majority of the Series A preferred stockholders. Within 10 days of receiving a redemption request from the majority of the Series A preferred stockholders, the Company shall deliver a notice thereof to the Series B preferred stockholders. If, within 30 days thereof, the Company receives a written request for redemption from the majority of the Series B preferred stockholders, then the Company shall redeem for cash on the redemption date, a number of shares of Series B preferred stock that is equal to at least one-half (or such greater portion as may be determined by the Company) of the shares of Series B preferred stock that are outstanding on the date the Company receives the Series B redemption notice. Each successive anniversary after the initial redemption date, the Company shall redeem one-quarter of the shares of Series B preferred stock that are outstanding at the same Series B preferred stock redemption price as determined on the initial redemption date.
The redemption price of the Series B preferred stock shall equal an amount in cash equal to the greater of (i) the original issue price, plus the amount of all declared or accrued unpaid dividends thereon, plus (without duplication) an amount equal to the dividend rate for Series B preferred stock multiplied by the number of years between the redemption date and the original issue date of the Series B preferred stock, or (ii) the fair market value of Series B preferred stock on the redemption date.
The Series B preferred stock is redeemable at the option of the majority of holders following the election by the Series A preferred stockholders to redeem their shares. Since the Series A preferred stock is currently redeemable, the Series B preferred stock is also considered currently redeemable at the holder’s option and has been classified

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
within temporary (mezzanine) equity on the Company’s consolidated balance sheet and reflected at the maximum redemption amount as of each balance sheet date.
Liquidation
The Series B preferred stock has a liquidation preference, whereby each share of Series B preferred stock is to be paid out in an amount per share equal to the original issuance price for each share of Series B preferred stock, plus all declared but unpaid dividends thereon and an amount equal to the dividend rate of the Series B preferred stock, multiplied by the number of years between the liquidation date and the original issue date of the Series B preferred stock. As of December 31, 2020 and 2019, the cumulative unpaid dividend amount, in total and per share, was $10,184 and $1.53, and $8,384 and $1.26, respectively.
6. Stockholders’ Equity (Deficit)
Common Stock
The Company has two classes of authorized common stock: Class A voting common stock and Class B non-voting common stock. Class B non-voting common stock will automatically convert into shares of Class A voting common stock upon an IPO as defined above.
Exchangeable Shares
The Company issued Exchangeable Class B Shares of Centro Canada Acquisition Company Inc. in conjunction with an acquisition in a prior year. These Exchangeable Class B Shares are exchangeable at any time into Basis Global Technologies, Inc. Class B non-voting common stock on a two-for-one basis. Exchangeable Class B shares are classified as noncontrolling interest on the consolidated balance sheets and consolidated statements of stockholders’ equity (deficit).
Warrants on Class B Non-Voting Common Stock
In connection with a note payable issued in 2009, the Company issued warrants to purchase 160,860 shares of Class B non-voting common stock at an exercise price of $1.43 per share. The warrants had a contractual life of ten years and were exercisable immediately in whole or in part, on or before ten years from the issuance date. The warrants vested monthly on a straight-line basis over the life of the loan (two years). The immaterial fair value of the warrants was recorded as a debt discount and amortized to interest expense over the life of the loan. On December 4, 2019, the warrants were exercised, whereby the holder received 111,741 Class B non-voting common stock via a cashless conversion transaction.
7. Share-Based Compensation
Stock Option Plan
The Company has a stock option plan, which provides for a maximum 13,800,000 shares of the Company’s Class B non-voting common stock to be purchased under options, with 1,731,885 options still available to be issued as of December 31, 2020. The stock option plan allows for options to purchase Class B non-voting common stock to be granted to employees and consultants; however, no material options have been granted to consultants. The exercise price is generally equal to the fair market value of the Company’s Class B non-voting common stock at the date of grant. Options generally vest over four years and have a contractual life of ten years. Certain option awards provide for accelerated vesting, if there is a change in control as described in the plan agreement. When exercised, the Company generally issues new shares of Class B non-voting common stock.
The Company recognizes compensation expense for awards that have a vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards using the graded vesting attribution method. The Company recognizes forfeitures of stock options as they occur.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
The fair value of each option award is estimated at the date of grant using the Black-Scholes option-pricing model that utilizes the assumptions included in the table below. The expected term assumption reflects the period for which the Company believes the options will remain outstanding. This assumption is based upon the historical and expected behavior of the Company’s employees and may vary based upon the behavior of different groups of employees.
The Company has determined the volatility assumption by selecting similar public companies that are representative of the nature of the Company’s operations, as well as its market capitalization size. The risk-free rate reflects the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of the grant.
The assumptions utilized were as follows:

	2020	2019
Expected term	6.25 years	6.25 years
Expected volatility	59.90% – 64.71%	38.44% – 59.95%
Expected dividends	-	-
Risk-free rate	0.34% – 0.72%	1.66% – 2.47%
The weighted average calculated grant-date fair value per option granted during the years ended December 31, 2020 and 2019 was $1.99 and $2.55, respectively.
Share-based compensation expense is recorded within cost of revenue, sales and marketing, technology and development, and general and administrative expenses on the consolidated statements of operations, as follows:

	2020	2019
Cost of revenue	$80	$85
Sales and marketing	865	1,159
Technology and development	593	540
General and administrative	1,236	853
Total stock-based compensation	$2,774	$2,637
The following table provides a summary of the option activity under the plan as of December 31, 2020, and changes during the year then ended:

	Shares	Weighted Average Strike Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, January 1, 2020	9,924,975	$2.83
Granted	379,950	3.49
Exercised	(216,729)	2.11
Forfeited	(546,779)	4.08
Expired	(1,448,984)	1.81
Outstanding, December 31, 2020	8,092,433	$2.99	5.83

Exercisable, December 31, 2020	5,829,088	$2.81	4.92
As of December 31, 2020, there was $4,363 of total unrecognized cost associated with non-vested share-based compensation arrangements granted under the plan. That remaining cost is expected to be recognized over a weighted average period of approximately three years.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
Restricted Stock Awards
The Company issued 668,624 and 337,936 restricted stock awards in the years ended December 31, 2020 and 2019, respectively. The Company had 1,388,997 and 720,373 restricted stock awards outstanding as of December 31, 2020 and 2019, respectively. The underlying shares of Class B non-voting common stock are legally outstanding as of the issuance date, subject to the Company’s right to repurchase the shares in the event that the employee’s service terminates or the award expires prior to the vesting of the restricted stock award. The restricted stock awards are classified as equity awards under ASC 718, Compensation – Stock Compensation, and compensation expense is recognized if it is probable that the performance conditions will be met. The performance conditions primarily relate to an IPO or change of control event. The restricted stock awards expire on the 7th anniversary of the grant date if the performance condition has not been met. For the years ended December 31, 2020 and 2019, no compensation expense was recognized for the restricted stock awards, as it was not probable that the performance conditions would be met. The Company has $5,701 in unrecognized compensation expense as of December 31, 2020.
8. Commitments and Contingencies
Leases
The Company leases office space under noncancelable operating lease agreements. During February 2015, the Company entered into a 10 year noncancelable operating lease with a third party for its corporate office space in Chicago, Illinois. The operating lease requires monthly escalating rental payments ranging from $160 to $192 through October 2025. During December 2014, the Company entered into a 10 year noncancelable operating lease with a third party for its corporate office space in New York, New York. The operating lease requires monthly escalating rental payments ranging from $125 to $164 through November 2025.
The Company has also entered into other various noncancelable lease agreements for certain of the Company’s offices and equipment. Certain of lease arrangements have free rent periods, escalating rent payment provisions, tenant allowances and other incentives. The Company recognizes minimum rental expenses and lease incentives for operating leases on a straight-line basis over the term of the leases.
The lease agreements expire on various dates through November 2025 and require minimum annual rental payments summarized as follows:

Years ending December 31:
2021	$7,320
2022	7,284
2023	5,476
2024	4,292
2025	3,711
Thereafter	—
Total minimum lease payments	$28,083
Rental expense on operating leases was $7,538 and $8,051 in the years ended December 31, 2020 and 2019, respectively.
Legal Proceedings
The Company is not currently a party to any legal proceedings, litigation, or claims that could materially affect its consolidated financial position, business, results of operations, or cash flows. The Company may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect the Company’s future consolidated financial position, results of operations or cash flows.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
Self-Insurance
The Company is self-insured for all health care benefits provided to employees. The Company maintains stop-loss insurance, which limits its exposure of benefits provided to each covered individual to $90 per year. The Company maintains aggregate stop-loss insurance to limit its maximum liability under this plan. The limit was approximately $4,500 and $4,300 for the years ended December 31, 2020 and 2019, respectively.
9. Retirement Plans
The Company sponsors a defined contribution 401(k) plan for employees upon inception of employment. The plan allows eligible employees to make contributions to the plan on a pretax basis up to the maximum amount allowed by law. The Company has agreed to match employees’ contributions at a rate of 50% of employees’ contributions up to 8% of their salary. The Company recorded expense for matching contributions of $2,180 and $2,002 during the years ended December 31, 2020 and 2019, respectively.
10. Income Taxes
The components of income (loss) before income taxes for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
United States	$3,663	$(7,076)
Foreign	460	566
Income (loss) before income taxes	$4,123	$(6,510)
The components of United States (federal and state combined) and foreign income tax expense for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Current tax (benefit) expense:
United States	$578	$404
Foreign	383	(25)
Deferred tax (benefit) expense:
Foreign	—	—
Income tax expense	$961	$379

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
A reconciliation between the expected federal income tax expense (benefit), using the U.S. federal statutory rate of 21%, to the Company’s actual income tax expense for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
U.S. federal income tax (benefit) provision at statutory rate	$866	$(1,367)
State income tax expenses (benefit), net of federal benefit	624	123
Foreign withholding Tax	—	—
Foreign rate differential	25	31
Change in rate	(232)	(233)
Non-deductible expenses	361	411
Transition tax	—	—
GILTI inclusion	—	159
Research credits	(134)	(330)
Effect of expired stock options	210	161
Provision to return	130	(1,151)
Valuation allowance	(889)	2,575
	$961	$379
In the U.S., the Company treats global intangible low-taxed income as a period expense and provides for the tax in the year that the tax is incurred.
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	2020	2019
Deferred tax assets
Net operating loss carryforwards	$10,505	$13,104
Reserves/accruals	1,742	1,344
Property and equipment	587	441
Share-based compensation	1,889	1,716
Gross deferred tax assets total	14,723	16,605
Valuation allowance	(13,044)	(13,933)
Net deferred tax assets total	1,679	2,672
		—
Deferred tax liabilities		—
Prepaid expenses	(450)	(342)
Software and intangible assets	(1,229)	(2,330)
Gross deferred tax liabilities	(1,679)	(2,672)
Net deferred tax liabilities	$—	$—
For the year ended December 31, 2020, the Company recorded a net decrease in the valuation allowance of $889 against its domestic net deferred tax assets.
As of December 31, 2020, the Company has $34,642 of gross federal net operating losses which will begin to expire in 2036, and $5,401 of gross federal net operating losses which can be carried forward indefinitely. As of December 31, 2020, the Company has $34,824 of gross state net operating losses which will begin to expire in 2021.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
The Company has not had any ownership shifts that would result in a limitation with respect to the utilization of its net operating loss carryforwards. There were no uncertain tax positions or interest and penalties recognized during the years ended December 31, 2020 or 2019.
The Company is not currently under audit in any jurisdiction. As of December 31, 2020, the Company’s income tax filings are subject to examination in the United States by the Internal Revenue Service for the 2017 to 2019 tax years. State and foreign income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted in response to the coronavirus ("COVID-19") pandemic. Among other things, the CARES Act includes provisions related to refundable payroll tax credits, deferment of the employer portion of social security payments, net operating loss carryback periods, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. Though some provisions of the CARES Act do impact the Company, there was no material effect on the Company’s consolidated financial condition or results of operations for the year ended December 31, 2020. On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic, in combination with omnibus spending for the 2021 federal fiscal year. The CAA extended many of the provisions enacted by the CARES Act, the extension of which likewise did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2020.
As of December 31, 2020, there are no deferred tax balances recorded in association with unremitted earnings of subsidiaries outside of the U.S., as the Company continues to permanently reinvest such earnings in its foreign operations.
11. Accrued Expenses
Accrued expenses as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Sales commissions	$9,900	$3,997
Compensation and related expenses	7,072	3,276
Other accrued expenses	6,935	6,513
	$23,907	$13,786
12. Fair Value Measurements
Fair value is defined under U.S. GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The Company measures certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:
•Level 1 – Quoted prices in active markets for identical assets or liabilities.
•Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (fewer active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
In determining fair value, the Company uses various valuation approaches within the fair value measurement framework. The valuation methodologies used for the Company’s instruments measured at fair value and their classification in the valuation hierarchy are summarized below:
Money Market Funds
The Company’s cash equivalents include money market funds that are measured at fair value using Level 2 inputs. The money market funds are classified as Level 2 in the fair value hierarchy, because the inputs used in the valuation methodology are derived from observable inputs other than Level 1 prices.
Preferred Stock Warrants
The Company’s warrants to purchase Series A preferred stock are measured at fair value using Level 3 inputs. The warrants are classified as Level 3 in the fair value hierarchy because of the unobservable inputs used in the valuation methodology.
Series A and Series B Preferred Stock
The Company’s Series A and Series B preferred stock is measured at fair value using Level 3 inputs. The Series A and Series B preferred stock is classified as Level 3 in the fair value hierarchy because of the unobservable inputs used in the valuation methodology. The fair value of Series A and Series B preferred stock was calculated through application of the income and market approaches. Under the income approach, a discounted cash flow model was employed. Under the market approach, indications of value were derived using both a guideline public company method and a merger and acquisitions method. Management’s assumptions used in the valuation process require judgment. Such assumptions requiring judgment under the income approach include estimates of forecasted cash flows (e.g. revenues, expenses, capital expenditures, working capital) and discount rates applied to forecasted cash flows. Significant assumptions requiring judgment under the market approach include the determination of an appropriate set of guideline public companies, an appropriate set of comparable transactions and the determination of a reasonable multiple to apply to the Company’s financial metrics. Finally, such assumptions include the appropriate weighting of the income and market approach valuation methods. Significant judgment is employed in determining the appropriateness of certain of these inputs. Changes to the inputs described above could have a material impact on the Company’s financial position and earnings attributable to common stockholders in any given period.
The following tables summarize the Company’s assets and liabilities that are measured at fair value as of December 31, 2020 and 2019:

	December 31, 2020
	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
Assets
Money market fund	$—	$29,681	$—	$29,681
Total	$—	$29,681	$—	$29,681
Mezzanine Equity
Series A preferred stock	$—	$—	$79,113	$79,113
Series B preferred stock	—	—	53,200	$53,200
Total	$—	$—	$132,313	$132,313

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)

	December 31, 2019
	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
Assets
Money market fund	$—	$10,451	$—	$10,451
Total	$—	$10,451	$—	$10,451
Liabilities
Preferred stock warrants	—	—	183	183
Total	$—	$—	$183	$183
Mezzanine Equity
Series A preferred stock	$—	$—	$74,341	$74,341
Series B preferred stock	—	—	50,267	$50,267
Total	$—	$—	$124,608	$124,608
The following table presents a roll-forward of the aggregate fair values of the Company’s Series A and Series B preferred stock for which fair value is determined by Level 3 inputs:

	Series A preferred stock	Series B preferred stock
Balance - January 1, 2019	$68,036	$49,467
Change in fair value	6,305	800
Balance - December 31, 2019	74,341	50,267
Change in fair value	4,150	2,933
Exercise of preferred stock warrants	622	—
Balance - December 31, 2020	$79,113	$53,200
13. Earnings per Share
The Company computes net loss per share of Class A and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in the Company’s net loss equally.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
The following table sets forth the computation of basic and diluted loss per share attributable to Class A and Class B common stockholders:

	2020	2019
Numerator
Net income (loss)	$3,162	$(6,890)
Adjustment for preferred stock accretion	(7,083)	(7,105)
Net loss attributable to common stockholders before allocation to participating securities	$(3,921)	$(13,995)
Allocation of income (loss) to participating securities	—	—
Net loss attributable to Class A and Class B common stockholders	$(3,921)	$(13,995)

Denominator
Weighted average shares of Class A common stock outstanding	20,280,429	20,280,429
Weighted average shares of Class B common stock outstanding	3,206,637	2,947,460
Total weighted average common shares outstanding	23,487,066	23,227,889

Basic loss per share of Class A and Class B common stock	$(0.17)	$(0.60)
Because the Company has reported a net loss attributable to common stockholders for both the years ended December 31, 2020 and 2019, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the periods presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation.
The following shares of potentially dilutive securities were excluded from the computation of diluted loss per share attributable to Class A and Class B common stockholders for the periods presented because including them would have been antidilutive:

	2020	2019
Series A preferred stock	10,287,720	10,169,720
Series B preferred stock	6,666,665	6,666,665
Warrants to purchase Series A preferred stock	—	203,400
Stock options	8,092,433	9,924,975
Restricted stock awards	1,388,997	720,373
Exchangeable shares	1,904,710	1,904,710
Total	28,340,525	29,589,843

14. Segments
The Company’s operating and reportable segments are Managed Activation and Self-Service. Through Managed Activation, the Company plans, buys, and executes digital advertising campaigns on behalf of clients. Advertisers and advertising agencies enter into contracts with the Company, which then manages the placement of advertisements across several platforms using its team of digital marketing experts. Through the Self-Service segment, the Company offers its workflow automation software, which allows users to plan their media campaigns from conception to execution across all inventory types in a single platform.
The Company has identified its Chief Executive Officer as its Chief Operating Decision Maker (CODM). In addition to revenues and cost of revenue, the Company’s CODM reviews gross profit when assessing performance of the business. The Company defines gross profit as revenues less cost of revenues.

Basis Global Technologies, Inc.
Notes to Consolidated Financial Statements (continued)
(in thousands, except percentages, share and per share amounts, and years)
The following table represents the Company’s segment information for the years ended December 31, 2020 and 2019. The Company does not report assets, capital expenditures and related depreciation expenses by segment, because its CODM does not use this information to evaluate operating segments.

	Years Ended December 31,
	Revenues		Cost of Revenues		Gross Profit
	2020	2019	2020	2019	2020	2019
Managed Activation	$343,597	$358,692	$258,316	$278,895	$85,281	$79,797
Self-Service	44,008	25,337	10,399	8,025	33,609	17,312
Total Reportable Segments	$387,605	$384,029	$268,715	$286,920	$118,890	$97,109
Sales and marketing					53,806	47,881
Technology and development					18,960	12,150
General and administrative					40,800	43,206
Operating income (loss)					5,324	(6,128)
Interest expense					(571)	(938)
Other (expense) income, net					(630)	555
Income (loss) before income taxes					4,123	(6,511)
Income tax expense					961	379
Net income (loss)					$3,162	$(6,890)

15. Subsequent Events
On February 17, 2021, the Company acquired QuanticMind, Inc. (QuanticMind). QuanticMind’s search engine marketing and marketing intelligence platforms are expected to be integrated with the Company’s workflow automation software. The QuanticMind acquisition was accounted for as an acquisition of assets in accordance with ASU No. 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The purchase consisted of $3,874 net cash consideration of which $1,291 was allocated to developed technology, $393 to customer relationships, and $1,980 to goodwill. The initial allocation of the purchase price is preliminary with respect to certain assets and liabilities acquired as the Company, with the support of its valuation specialist, are in the process of finalizing the fair value measurements of the acquired net assets. The purchase price allocation will be finalized during the measurement period, which will not exceed 12 months from the acquisition date.
On April 12, 2021, the Company amended its credit agreement to (i) extend the maturity date of the revolving line of credit to June 2023; (ii) adjust the interest rate to the greater of (a) the Prime Rate plus 0.25% or (b) 3.25%; or if certain cash flow conditions are met, the interest rate would be the greater of (a) the Prime Rate minus 0.55% and (b) 2.45%; and (iii) modify certain financial covenants.
From January 1, 2021 through October 12, 2021, the Company granted 1,744,550 options to purchase shares of Class B non-voting common stock to employees under the Stock Option Plan. No other material equity awards were granted after December 31, 2020.
The Company has evaluated subsequent events through October 12, 2021, the date the consolidated financial statements were available for issuance.

        Shares

Class A Common Stock

Prospectus

Goldman Sachs & Co. LLC	BofA Securities	RBC Capital Markets

            , 2022

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the registrant, other than the estimated underwriting discounts and commissions, in connection with the sale of the shares of its common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”), registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the             (“Exchange”) listing fee.

Amount Paid or to be Paid
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	*
________________
* To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the DGCL, the registrant’s restated certificate of incorporation that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
•any breach of the director’s duty of loyalty to the registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws that will be in effect following the effectiveness of this registration statement provide that:
•the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the registrant may indemnify its other employees and agents as set forth in the DGCL;
•the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•the rights conferred in the restated bylaws are not exclusive.
Prior to this offering, the registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the registrant regarding which indemnification is sought. The indemnification provisions in the registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for its directors and officers.
Certain of the registrant’s directors are also indemnified by their employers with regard to their service on the registrant’s board of directors.
In addition, the underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
From September 30, 2018 and through the date of this registration statement, the Registrant issued and sold the following securities:
•The Registrant granted an aggregate of               RSUs to its directors, officers, employees, consultants, and other service providers to be settled in shares of its        common stock pursuant to the 2011 Plan.
•The Registrant granted stock options to its directors, officers, employees, consultants, and other service providers to purchase an aggregate of             common stock under the 2011 Plan with per share exercise prices ranging from $               to $               , and issued               shares of its               common stock upon exercise of stock options under its 2011 Plan.
•The Registered issued and sold an aggregate of        shares of its       common stock to its directors, officers, employees, consultants, and other service providers pursuant to restricted stock purchase agreements.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Bylaws of the Registrant, as currently in effect.

3.3*	Form of Restated Certificate of Incorporation, to be effective immediately prior to consummation of this offering.

3.4*	Form of Restated Bylaws, to be effective immediately prior to consummation of this offering.

4.1*	Form of Class A Common Stock certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, dated May 14, 2015.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement by and between the Registrant and Shawn Riegsecker.
10.2*	Form of Indemnification Agreement by and between the Registrant and each of its directors and other executive officers.

10.3*+	Form of Change in Control and Severance Agreement for executive officers.

10.4*+	Amended and Restated Offer Letter, effective as of , by and between the Registrant and Shawn Riegsecker.
10.5*+	Form of Confirmatory Employment Letter between Registrant and each of its other named executive officers.
10.6*	Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated April 11, 2016.
10.7*	First Amendment to Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated February 17, 2017
10.8*	Second Amendment to Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated October 17, 2017
10.9*	Third Amendment to Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated April 24, 2019
10.10*	Fourth Amendment to Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated June 12, 2020
10.11*	Fifth Amendment to Amended and Restated Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated April 12, 2021
10.12*	Office Lease between One South State Propco, L.L.C. and Registrant, dated February 17, 2015.
10.13*+	2011 Equity Incentive Plan and forms of award agreements.
10.14*+	2022 Equity Incentive Plan and forms of award agreements.
10.15*+	2022 Employee Stock Purchase Plan and forms of award agreements.

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of independent registered public accounting firm

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature page to this registration statement on Form S-1)
99.1	Consent of Forrester Research, Inc.
________________
*   To be filed by amendment.
+   Indicates management contract or compensatory plan.

ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, in the State of Illinois, on the         day of            , 2021.
BASIS GLOBAL TECHNOLOGIES, INC.

By:
	Name:	Shawn Riegsecker
	Title:	Chief Executive Officer and Chairman
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints                     and                     as his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2021
Shawn Riegsecker
	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Clayton Kossl
	Director	, 2021
Mike Brochu
	Director	, 2021
Liron Gitig
	Director	, 2021
Christian Hendricks
	Director	, 2021
Leland Putterman